As filed with the Securities and Exchange Commission on July 12, 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INMED PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

British Columbia	2834	82-2726719
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

InMed Pharmaceuticals Inc. Suite 310 -
815 W. Hastings Street, Vancouver, B.C.
V6C 1B4

Canada

(604) 669-7207

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Registered Agent Solutions, Inc.

1100 H Street NW Suite 840

Washington, DC 20005

(888) 705-7274

(Name, address, including zip code, and telephone number, including area code, of agent for service)

 Copies to:

Brian Fenske

Norton Rose Fulbright US LLP

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

United States

(713) 651-5557

Janet Grove

Trevor Zeyl

Norton Rose Fulbright Canada LLP

510 West Georgia Street, Suite 1800

Vancouver, British Columbia V6B 0M3

Canada

(604) 641-4824

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement, as determined by market and other conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer:	☐	Accelerated filer:	☐
Non-accelerated filer:	☒	Smaller reporting company:	☒
		Emerging Growth Company:	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares, no par value	890,000	$2.84	$2,527,600.00	$
Common Shares, issuable upon exercise of warrants	4,036,327	$2.848	$11,495,459.30	$
Common Shares, issuable upon exercise of pre-funded warrants	3,146,327	$2.84	$8,935,568.68	$
Total:	8,072,654		22,958,627.98		$2,504.79

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered hereby an additional indeterminate number of shares of the Registrant’s common stock as may become issuable to the selling shareholder as a result of stock splits, stock dividends and similar transactions, and, in any such event, the number of shares registered hereby shall be automatically increased to cover the additional shares.
(2)	Estimated in accordance with Rule 457(c) under the Securities Act, solely for the purpose of calculating the registration fee, based on the average of the high and low closing prices of the Registrant’s common stock on July 8, 2021, as reported on the Nasdaq Capital Market (the “Nasdaq”).
(3)	Calculated using the exercise price of the Warrants pursuant to Rule 457(g) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. A registration statement relating to the securities has been filed with the Securities and Exchange Commission. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 12, 2021

PRELIMINARY PROSPECTUS

8,072,654 Common Shares

InMed Pharmaceuticals Inc.

This prospectus relates to the offering and resale by the selling shareholder identified herein of up to 8,072,654 of our common shares. The common shares being offered by the selling shareholder consist of the following common shares issued to the selling shareholder in our July 2021 private placement (the “Private Placement”): (i) 890,000 common shares, (ii) 3,146,327 common shares issuable upon the exercise of pre-funded warrants at an exercise price of $0.0001 per share, and (iii) 4,036,327 common shares issuable upon the exercise of Series A warrants at an exercise price of $2.848 per share. Please see “Description of the Private Placement” beginning on page 39 of this prospectus.

We will not receive any proceeds from the sale of common shares by the selling shareholder. However, upon (i) the cash exercise of the pre-funded warrants, we will receive the exercise price of such warrants, for an aggregate of approximately $315, and (ii) the cash exercise of the Series A warrants, we will receive the exercise price of such warrants, for an aggregate of approximately $11.5 million.

The selling shareholder may sell all or a portion of the common shares beneficially owned by it and the common shares are offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. Please see “Plan Of Distribution” on page 133 of this prospectus for more information. For more information regarding the selling shareholder, see “Selling Shareholder” on page 132 of this prospectus.

Our common shares are currently quoted under the symbol “INM” on the Nasdaq Capital Market. We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common shares involves a high degree of risk. Please read “Risk Factors” beginning on page 10 of this prospectus.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated           , 2021

i

ABOUT THIS PROSPECTUS AND EXCHANGE RATES

You should rely only on the information contained in this prospectus or contained in any prospectus supplement or free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor the selling shareholder has authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. The selling shareholder is offering to sell, and seeking offers to buy, shares of our common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares. Our business, financial condition, results of operations and prospects may have changed since that date.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports.

For investors outside the United States: Neither we nor the selling shareholder has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

This prospectus contains references to our trademark and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Unless otherwise indicated, references in this prospectus to “$”, “dollars”, “USD”, “US$” or “United States dollars” are to United States dollars. Canadian dollars are referred as “Canadian dollars” or “C$”.

The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Year Ended June 30				Nine Months Ended March 31
	2020		2019		2021		2020
High for period	C$	1.4496	C$	1.3642	C$	1.3616	C$	1.4496
Low for period	C$	1.2970	C$	1.2803	C$	1.2455	C$	1.2970
Rate at end of period	C$	1.3628	C$	1.3087	C$	1.2575	C$	1.4187

On March 31, 2021, the Bank of Canada daily rate of exchange was US$1.00 = C$1.2575 or C$1.00 = US$0.7959.

On July 9, 2021, the Bank of Canada daily rate of exchange was US$1.00 = C$1.2476 or C$1.00 = US$0.8015.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before investing in our securities. If any of the following risks materialize, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our securities could decline, and you could lose part or all of your investment.

Unless the context indicates otherwise, as used in this prospectus, the terms “InMed,” “InMed Pharmaceuticals,” “we,” “us,” “our,” “our company” and “our business” refer to InMed Pharmaceuticals Inc.

Our Company

Overview

We are a clinical stage pharmaceutical company developing a pipeline of cannabinoid-based prescription drug products targeting treatments for diseases with high unmet medical needs in a range of disease categories including dermatology and ocular diseases, among others. We work exclusively with non-plant-derived (synthetically manufactured), highly purified individual cannabinoid compounds. In parallel to our therapeutic programs, we are developing an integrated cannabinoid manufacturing technology to facilitate access to rare cannabinoids that are otherwise not available at commercial scale and low cost. Our goal is to be a leader in bringing cannabinoid-based therapies to patients who may benefit from them. To accomplish this goal, we have assembled a highly skilled group of individuals with extensive experience in all facets of pharmaceutical research and development, drug formulation, clinical trial execution, regulatory submissions, pharmaceutical commercialization, company and capital formation, business development, legal, and corporate governance. We are focused on bringing strict scientific discipline to the field of cannabinoid medicine to unlock the full potential of this class of drugs.

We are developing an integrated cannabinoid manufacturing system for pharmaceutical-grade cannabinoids, called IntegraSyn™, as well as multiple cannabinoid-based medications that target diseases with high unmet medical needs (collectively, “Product Candidates”). Our active pharmaceutical ingredients, or “APIs”, which are the ingredients that give medicines their effects, are synthetically made and, therefore, we have no direct contact with the actual Cannabis plant at any point in our research and development activities. We do not grow nor utilize Cannabis nor its extracts in any of our products; our products are applied topically (not inhaled nor ingested); and, we do not utilize tetrahydrocannabinol, or “THC”, nor cannabidiol, or “CBD”, the most common cannabinoid compounds that are typically extracted from the Cannabis plant, in any of our products. The API under development for our initial two product candidates, INM-755 for Epidermolysis Bullosa, or “EB”, and INM-088 for glaucoma, is a rare cannabinoid named cannabinol, or “CBN”. While the development of a cannabinoid manufacturing technology is one element of our business plan, the success of our current and potential clinical development programs is not contingent upon the success of our manufacturing technology, as we currently have identified multiple third-party sources of our target cannabinoid, CBN, at pharmaceutical grade. Should we elect to rely on internally produced API for either our clinical trials or, in the event of any regulatory approval of our drug products, for any commercialized products, we will need to scale up our cannabinoid manufacturing system. There is no guarantee that we will be successful in scaling up our manufacturing process for cannabinoids, successfully complete any required bridging studies from external to internal API or be able to successfully transfer our manufacturing process to a contract development and manufacturing organization, or “CDMO”. Additional uses of both INM-755 and INM-088 are being explored, as well as the application of additional rare cannabinoids to treat diseases.

This table summarizes the status of our therapeutic drug development programs:

We believe we are positioned to develop multiple product candidates in diseases which may benefit from medicines based on rare cannabinoid compounds. Most current cannabinoid therapies are based specifically on CBD and/or THC and are often delivered orally, which has limitations and drawbacks, such as side effects (including the psychoactive effects of THC). Currently, we intend to deliver our rare cannabinoid pharmaceuticals through various topical formulations (cream for dermatology, eye drops for ocular diseases) as a way of seeking to minimize systemic exposure and any related unwanted systemic side effects, including any drug-drug interactions and any metabolism of the active pharmaceutical ingredient by the liver. This approach enables the treatment of the specific disease at the site of the disease, leading to negligible exposure of the drug to the rest of the body. We do not extract our rare cannabinoids from the Cannabis plant, but instead source purified, chemically identical compounds manufactured via non-extraction approaches such as chemical synthesis and biosynthesis.

Our Drug Development Programs

Rationale for Use of CBN in Pharmaceutical Drug Development

CBN is one of several rare cannabinoids naturally produced in the Cannabis plant, albeit at significantly lower levels relative to the more commonly known THC and CBD. Despite their common origin, different cannabinoids have been observed to have distinct physiological properties. We are specifically exploring these unique effects of CBN, as well as other rare cannabinoids, and their therapeutic potential to treat disease.

Our extensive preclinical testing has identified several unique properties of CBN that outperformed both THC and CBD in various disease-related assays and models. CBN can act with higher potency when interacting with some receptor systems in the body, while acting with lower potency for others.

INM-755 in Dermatology

INM-755, our lead product candidate, is being developed as a topical skin cream formulation containing CBN for the treatment of symptoms related to EB, a rare genetic skin disease characterized by fragile skin that blisters easily from minimal friction that causes shearing of the skin layers. In these patients, the blisters become open wounds that do not heal well. Patients experience pain from the open wounds, particularly during wound dressing changes and bathing.

In addition to relief of symptoms, including inflammation, pain, and others, we believe INM-755 may impact the underlying disease by enhancing skin integrity in a subset of EB patients. We have completed more than 30 preclinical pharmacology and toxicology studies to investigate the effects of CBN. Several of these nonclinical studies explored the effect on important symptoms such as pain and inflammation. In in vitro pharmacology studies, CBN demonstrated activity in reducing markers of inflammation. CBN upregulated expression of a type of keratin called keratin 15, or “K15”, which might lead to skin strengthening and reduced blister formation in EB simplex, or “EBS”, patients with mutations in another keratin called keratin 14, or “K14”. The anti-inflammatory activity of CBN may be beneficial in healing chronic wounds caused by prolonged inflammation.

Following a review of our toxicology studies, the Netherlands National Competent Authority and Ethics Committee approved the initiation of a Phase I clinical development study in healthy volunteers. We have safety data with INM-755 cream in 22 healthy adult volunteers from our first Phase I study (755-101-HV) in which subjects had the INM-755 cream applied to their upper backs daily for 14 days. An interim safety analysis of the first 16 subjects was reviewed by the Netherlands National Competent Authority and Ethics Committee and determined to be adequate to allow initiation of the second Phase I study (755-102-HV) testing INM-755 cream on small wounds. With that second study completed, we now have safety data for INM-755 cream applied to small open wounds daily for 14 days in 8 healthy adult volunteers.

A regulatory application to support our first Phase I clinical trial in healthy volunteers with INM-755 (755-101-HV) was submitted November 4, 2019 and approved December 6, 2019. The initial Phase I clinical trial evaluated the safety, tolerability, and pharmacokinetics of INM-755 cream in healthy volunteers with normal, intact skin; the volunteers had cream applied once daily for a period of 14 days. All subjects in this first clinical trial completed treatment and evaluations by March 27, 2020. A regulatory application was approved April 17, 2020, for a second Phase I clinical trial of healthy volunteers (755-102-HV) to test the local safety and tolerability of applying sterile INM-755 cream to small wounds once daily for 14 days. As with the initial Phase I trial, the second clinical trial was conducted with two different drug concentrations and a vehicle control. Enrollment began in early July 2020 and the clinical trial completed treatment and evaluations at the end of September 2020. The safety of INM-755 will continue to be assessed throughout its clinical development.

The data from the two Phase I clinical trials in healthy volunteers demonstrated that INM-755 cream was well tolerated, and the next step will be to study INM-755 cream in patients with EB (Study 755-201-EB). Regulatory applications to support this global trial have been filed and are under review by the National Competent Authorities and Ethics Committees in Germany, France, Italy, Austria, Israel, Greece and Serbia, with patient enrollment expected to begin in 2H21.

INM-088 for Ocular Diseases

CBN is also the active ingredient in our second drug candidate, INM-088, which is in preclinical studies as a potential treatment for glaucoma. We are conducting studies to test INM-088’s ability to provide direct neuroprotection and reduce intraocular pressure in the eye. We compared several cannabinoids, including CBD and THC, to determine which cannabinoid was the best drug candidate for the treatment of glaucoma. Of all the cannabinoids examined in our preclinical studies, CBN demonstrated the most optimal neuroprotection effect directly. Furthermore, CBN also exhibited intraocular pressure reduction capability. INM-088 is in advanced formulation development. In addition, in December 2020 we licensed MiDROPs®, a microemulsion delivery technology from EyeCRO, LLC to deliver CBN for treatment of glaucoma. We are currently advancing development of the INM-088 formulation, CBN in MiDROPs® to support pre-clinical studies for regulatory submission.

Current treatments for glaucoma primarily focus on decreasing fluid build-up in the eye. Our data has shown that INM-088 may provide neuroprotection in addition to modulating intraocular pressure by improving drainage of fluid in the eye. Thus far, we have conducted numerous preclinical pharmacology studies to demonstrate these effects.

Our Team

Our management team is comprised of highly experienced pharmaceutical and biotechnology executives with successful track records in researching, developing, gaining approval for and commercializing novel medicines to treat serious diseases. Each member of our management team has over 20 to 30 years of industry experience, including our CEO, CFO, and (Sr.) Vice Presidents of Clinical and Regulatory Affairs, of Preclinical Research and Development, and of Chemistry, Manufacturing and Controls. These individuals have held leadership positions with industry leaders such as Abbott Laboratories, QLT Inc., Amgen, 3M, among others, and also with early-stage biotechnology and emerging technology companies. While additional management capabilities may be required in the future in order to fully advance our pharmaceutical drugs towards submission of regulatory applications seeking commercial approval and, ultimately, commercialization, together, this team has covered the spectrum of pharmaceutical drug discovery, preclinical research, formulation development, manufacturing, human clinical trials, regulatory submissions and approval, and global commercialization. Additionally, the team has significant experience in company formation, capital raises, mergers/acquisitions, business development, and sales and marketing in the pharmaceutical industry. Our board of directors (the “Board”) is constituted by individuals with significant experience in the pharmaceutical and biotechnology industries.

Our Strengths

We are the only clinical stage company with multiple drug candidates, in multiple therapeutic categories, that also is developing an integrated biosynthesis-based manufacturing capacity to meet the needs of the rapidly evolving pharmaceutical research of rare cannabinoids. Key strengths include:

Experienced executive team and board of directors with proven track records.

One key critical success factor in the field of pharmaceutical drug development is the experience and skill set of the individuals leading the company. We have been successful in attracting and retaining executives and directors with extensive (20+ years’) experience in all facets of the pharmaceutical industry, including fundamental research and development, drug formulation, clinical trial execution, regulatory submissions, pharmaceutical commercialization, company and capital formation, business development, legal, and corporate governance. Our leadership team is well-positioned to navigate all facets of drug development and into commercialization, either internally or externally via partnerships. It is this group of individuals that will help optimize our chances for success. Ultimately, for our programs to be successful, our Product Candidates must be shown to be safe and effective in the chosen indications, as determined by regulatory authorities, such as the FDA. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our Product Candidates in any jurisdiction.

Integrated biosynthesis-based manufacturing system.

Extraction of rare cannabinoids from the plant is economically impractical for commercial applications. In parallel with our therapeutic drug development programs, we have been developing an integrative synthetic manufacturing approach to provide access to cost-effective rare cannabinoids at pharmaceutical quality. Our goal for this program has always been to achieve an efficient, scalable, flexible and economical solution to make cannabinoids that are bio-identical to those found in nature. Our optimization efforts have led to the development of IntegraSyn™, an integrative manufacturing approach for producing competitively priced, pharmaceutical-grade cannabinoids. We believe this approach has several advantages over other manufacturing methods.

Leading experts in the therapeutic potential of the rare cannabinoid CBN.

We have invested significant time and effort in understanding all characteristics and the therapeutic potential of our initial rare cannabinoid drug candidate, CBN. As such, we are considered to be a world leader in the pharmaceutical development of this cannabinoid. We anticipate CBN will be the first of several such drug candidates that we will explore for development.

Targeting pharmaceutical applications of rare cannabinoids to treat diseases with high unmet medical needs.

Significant investment in understanding the therapeutic potential of CBN has provided us with important insight as to how best develop this class of compounds for treating various diseases. We intend to apply this know-how across several disease that may benefit from cannabinoid-based medicines.

Diverse portfolio of patent applications covering a spectrum of commercial opportunities.

Success in pharmaceutical markets often rests with the strength of intellectual property, including patents, to protect commercialization interests. We have filed several patents on its novel findings and expect to continue to do so.

Our Business Strategy

Our goal is to establish rare cannabinoid pharmaceutical products as important medicines for diseases with high unmet medical needs by pursuing the following strategies:

●	Advance INM-755 and INM-088 through preclinical and clinical development, thereby establishing important human proof-of-concept in multiple therapeutic applications.

These activities are well underway, at various stages, for both INM-755 for diseases of the skin and INM-088 for diseases of the eye. Building upon preclinical data sets, we have the internal capabilities to design and execute, together with multiple external vendors, the preclinical data sets and clinical studies required to advance pharmaceutical drug candidates towards commercialization.

●	Establishing partnerships for our various technologies, at different stages of development, to expedite their path towards commercialization in a resource-efficient manner.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. With respect to the commercialization of each Product Candidate, we may rely on either i) a “go-it-alone” commercialization effort; ii) out-licensing to third parties; or, iii) co-promotion agreements with strategic collaborators for our Product Candidates. Any decision on a “go-it-alone” commercialization effort versus out-licensing to third parties will depend on various factors including, but not limited to, the complexity, the expertise required and related cost of building any such infrastructure for our Product Candidates. For INM-755 in EB, we could oversee the clinical trials, given the relatively small patient sizes expected for such trials, and build the requisite internal commercialization infrastructure to self-market the product to EB clinics, which are limited in number and provide direct access to the vast majority of EB patients. For INM-088 in glaucoma, because of the potentially large number of clinical trial participants (possibly several thousand) and the extensive sales effort required to reach a large number of prescribing physicians, we may consider exploring partnership opportunities early in the development process.

●	Develop a cost-efficient manufacturing process for high quality rare cannabinoids as APIs for our core internal drug candidate pipeline, for licensing opportunities of non-core drug candidates, as well as a potential source for cannabinoids in the non-pharmaceutical space.

We are developing an integrative cannabinoid synthesis approach designed to produce bio-identical, economical, pharmaceutical-grade cannabinoids in a cost-efficient manner, called IntegraSynTM. The cannabinoids that will be produced with IntegraSynTM are targeted to be bio-identical to the naturally occurring cannabinoids. Our manufacturing approach is designed to offer superior yield, control, consistency and quality of rare cannabinoids when compared to alternative methods. IntegraSynTM may address the increasing pharmaceutical and other commercial demands for competitively priced cannabinoids while providing access to rare cannabinoids that are otherwise impractical to extract from the plant.

●	Continue to explore the potential of a wide array of rare cannabinoids and their analogs/variants to treat diseases based on our significant history in cannabinoid research and lead drug candidate identification.

Individual cannabinoids affect a range of different receptors in the human body, including, but not limited to, known endocannabinoid receptors. As such, they are responsible for a wide variety of pharmacological effects. However, due to the limited research into these varying effects, a full understanding of the role of each cannabinoid compound remains elusive. As a company, we have been formally investigating the utility of cannabinoids in treating disease for over 6 years.

At the core of our activities, we are a pharmaceutical drug development company focused on commercializing important cannabinoid-based medicines to treat diseases with high unmet medical needs. We have numerous options for commercializing our various technologies.

Risks Related to Our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” in this prospectus. These risks include, among others:

●	We have no commercial revenues, have incurred significant losses since inception, may never become profitable, and will continue to incur substantial and increasing losses for the foreseeable future as we develop and seek regulatory approval for our products and technologies.

●	We will need to raise additional capital to fund operations in the future. If additional capital is not available, we will have to delay, reduce or cease operations. Such capital may be dilutive to our existing shareholders.

●	We are subject to regulatory approval processes that are lengthy, time consuming and unpredictable, and we may not obtain approval for our products from the U.S. Food and Drug Administration (“FDA”) or foreign regulatory agencies.

●	To date, the FDA has not approved any marketing application for Cannabis for the treatment of any disease or condition and has approved only one Cannabis-derived and three Cannabis-related drug products.

●	Our prospects depend on the success of our Product Candidates which are at early stages of development with a statistically high probability of failure.

●	Even if we obtain regulatory approval, commercial success is uncertain.

●	Our product candidates may be subject to controlled substance regulations in some or all jurisdictions, which may negatively impact our business.

●	Our integrated manufacturing approach, IntegraSynTM, may prove unsuccessful in achieving yields and/or cost levels required to be economically competitive with alternative methods of manufacturing.

●	Our success is largely dependent upon intellectual property assets. We cannot be assured that any of our currently pending or future patent applications will result in granted patents, and we cannot predict how long it will take for such patents to issue, if at all. It is possible that, for any of our patents that may issue in the future, our competitors may design their products around our patents, that our patents may become subject to claims by third parties and that the cost of defending and maintaining the patents may be prohibitive.

●	We are highly dependent on our key personnel, and we may be unable to recruit and retain such key employees, including external contract research organizations, or “CROs”, third party manufacturers, and others. Our Collaborative Research Agreement with the University of British Columbia may be terminated by either party upon 30 calendar days written notice.

●	As a Canadian company, certain matters may negatively impact your investment, including: certain Canadian laws that may delay or negate a change in control; investor’s tax implications if we are deemed to be a “passive foreign investment company”; investor’s ability to enforce judgements against executives/officers; and, we are significantly exposed to fluctuations in currency exchange rates, among others.

●	We expect to face intense competition, often from companies with greater resources and experience than we have.

●	There is a limited market for our securities and the market prices for our common shares are volatile and will fluctuate.

Corporate Information

We were incorporated in the Province of British Columbia on May 19, 1981, under the Business Corporations Act of British Columbia, or “BCBCA”, under the name Kadrey Energy Corporation. From our incorporation through to early 2014, we operated several businesses in different industrial sectors and underwent a number of corporate name changes. On May 10, 2014, we acquired Biogen Sciences Inc., a privately held British Columbia pharmaceutical company focused on drug discovery and development of cannabinoids. On October 6, 2014, we changed our name to “InMed Pharmaceuticals Inc.” when we began to specialize in cannabinoid pharmaceutical product development. Our telephone number is +1 (604) 669-7207. The mailing address of our principal executive office is Suite 310 - 815 W. Hastings Street, Vancouver, B.C. V6C 1B4 Canada. We have three subsidiaries, Biogen Sciences Inc., Sweetnam Consulting Inc., and InMed Pharmaceuticals Ltd. Our website address is https://www.inmedpharma.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012. As such, we are eligible to take advantage of exemptions from various disclosure and reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●	our exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002;

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, in each case, instead of three years;

●	reduced disclosure obligations regarding executive compensation, including no Compensation Disclosure and Analysis;

●	our exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

●	our exemption from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of the initial public offering; the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

We have elected not to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We are also a “smaller reporting company,” meaning that the market value of our common shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The Offering

Securities Offered by the Selling Shareholder	8,072,654 common shares, including the following common shares obtained in the Private Placement: (i) 890,000 common shares, (ii) 4,036,327 common shares issuable upon the exercise of Series A warrants, and (iii) 3,146,327 common shares issuable upon the exercise of the pre-funded warrants.

Description of Warrants	Each Series A warrant has an exercise price of $2.848 per share, is immediately exercisable, and will expire on July 2, 2026. Each pre-funded warrant has an exercise price of $0.0001 per share, is immediately exercisable and may be exercised at any time until exercised in full. For additional information regarding the Series A warrants and the pre-funded warrants, see “Description of the Warrants Issued in the Private Placement.”

Trading Market	Our common shares are currently quoted under the symbol “INM” on the Nasdaq Capital Market.

Common Shares Outstanding Before this Offering	8,940,707 (1)

Common Shares Outstanding After this Offering	16,123,361 (2)

Use of Proceeds

We will not receive any of the proceeds from the sale of common shares being offered for sale by the selling shareholder. However, upon the cash exercise of the warrants we will receive an aggregate amount of approximately $11.5 million. See “Use of Proceeds” for further information.

Plan of Distribution	The selling shareholder may sell all or a portion of the common shares beneficially owned by it and the common shares are offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. Registration of the common stock covered by this prospectus does not mean, however, that such shares necessarily will be offered or sold. See “Plan of Distribution.”

Risk Factors	Please read “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the securities offered in this prospectus.

(1)	The number of common shares outstanding before this offering is based on an aggregate of 8,940,707 shares outstanding as of July 2, 2021 and does not include:

●	912,006 common shares issuable upon exercise of outstanding options as of July 2, 2021, at a weighted average exercise price of $8.76 per share, of which 606,210 shares were vested as of such date;

●	132,137 common shares reserved for future issuance under our stock option plan as of July 2, 2021, plus any future increases in the number of common shares reserved for issuance under our stock option plan pursuant to evergreen provisions;

●	1,780,000 common shares issuable upon exercise of 1,780,000 warrants at $5.11;

●	693,000 common shares issuable upon exercise of outstanding warrants at $4.85 per share,

●	4,036,327 common shares issuable upon exercise of Series A warrants at $2.848 per share, issued to the selling shareholder in connection with the Private Placement,
●	3,146,327 common shares issuable upon exercise of outstanding pre-funded warrants issued to the selling shareholder in connection with the Private Placement, and
●	302,725 common shares issuable upon exercise of outstanding Placement Agent warrants at $3.7163 per share, issued to the placement agent, H.C. Wainwright & Co., LLC, in connection with the Private Placement.

(2)	Assumes the exercise of (i) the pre-funded warrants held by the selling shareholder, and (ii) the Series A warrants held by the selling shareholder.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this prospectus, including the consolidated financial statements and the related notes, before making a decision to buy our common shares. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks Related to our Securities

The market prices for our common shares are volatile and will fluctuate.

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following: (i) actual or anticipated fluctuations in our quarterly financial results; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to ours; (iv) addition or departure of our executive officers or members of our Board and other key personnel; (v) release or expiration of lock-up or other transfer restrictions on outstanding common shares; (vi) sales or perceived sales of additional common shares; (vii) liquidity of the common shares; (viii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and (ix) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets. Financial markets often experience significant price and volume fluctuations that affect the market prices of equity securities of public entities and that are, in many cases, unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of our common shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in limited or no investment in our common shares by those institutions, which could materially adversely affect the trading price of our common shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations could be materially adversely impacted and the trading price of our common shares may be materially adversely affected.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or Product Candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing ownership interests will be diluted and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing shareholders. Debt financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing shareholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business and may result in liens being placed on our assets and intellectual property. If we were to default on such indebtedness, we could lose such assets and intellectual property. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our Product Candidates or grant licenses on terms that are not favorable to us.

Future offerings of debt or equity securities may rank senior to common shares.

If we decide to issue debt or equity securities in the future ranking senior to our common shares or otherwise incur additional indebtedness, it is possible that these securities or indebtedness will be governed by an indenture or other instrument containing covenants restricting our operating flexibility and limiting our ability to pay dividends to shareholders. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges, including with respect to dividends, more favorable than those of common shares and may result in dilution to shareholders. Because our decision to issue debt or equity securities in any future offering or otherwise incur indebtedness will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or financings, any of which could reduce the market price of our common shares and dilute their value.

Future sales of common shares by officers and directors may negatively impact the market price for our common shares.

Subject to compliance with applicable securities laws, our directors and officers and their affiliates may sell some or all of their common shares in the future. No prediction can be made as to the effect, if any, such future sales of common shares may have on the market price of the common shares prevailing from time to time. However, the future sale of a substantial number of common shares by our directors and officers and their affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for our common shares.

We do not currently pay dividends on our common shares and have no intention to pay dividends on our common shares for the foreseeable future.

No dividends on our common shares have been paid by us to date. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our Board, after taking into account a multitude of factors appropriate in the circumstances, including our operating results, financial condition and current and anticipated cash needs. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends unless certain consents are obtained and certain conditions are met.

We are exposed to risks related to currency exchange rates.

We currently hold the majority of our cash, cash equivalents and short-term investments in U.S. dollars which is our functional currency. A portion of our current operations is conducted in Canadian dollars. Exchange rate fluctuations between other currencies and the U.S. dollar create risk in several ways, including the following:

●	weakening of the U.S. dollar may decrease the value of our U.S. dollar cash, cash equivalents and short-term investments;

●	weakening of the U.S. dollar may increase the cost of operations and products/services sourced in Canada;

●	the exchange rates on non-U.S. dollar transactions and cash deposits can distort our financial results; and

●	commercial product pricing and profit margins are affected by currency fluctuations.

For as long as we are an “emerging growth company” we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our common shares being less attractive to investors and could make it more difficult for us to raise capital as and when we need it.

We are an “emerging growth company,” as defined in the JOBS Act, and we have taken advantage, and intend to continue to take advantage, of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Investors may find our common shares less attractive because we rely on these exemptions, which could contribute to a less active trading market for our common shares or volatility in our share price. In addition, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

We will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. This may expose us, including individual executives, to potential liability which could significantly affect our business. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begins its audits of internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Deficiencies in disclosure controls and procedures and internal control over financial reporting could result in a material misstatement in our financial statements.

We could be adversely affected if there are deficiencies in our disclosure controls and procedures or in our internal controls over financial reporting. The design and effectiveness of our disclosure controls and procedures and our internal controls over financial reporting may not prevent all errors, misstatements or misrepresentations. Consistent with other entities in similar stages of development, we have a limited number of employees currently in the accounting group, limiting our ability to provide for segregation of duties and secondary review. A lack of resources in the accounting group could lead to material misstatements resulting from undetected errors occurring from an individual performing primarily all areas of accounting with limited secondary review. Deficiencies in internal controls over financial reporting which may occur could result in material misstatements of our results of operations, restatements of financial statements, other required remediations, a decline in the price of our common shares, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

In connection with the audit of our financial statements as of and for the years ended June 30, 2020 and 2019, material weaknesses in our internal control over financial reporting were identified and we may identify additional material weaknesses in the future.

In connection with the preparation and audits of our financial statements as of and for the years ended June 30, 2020 and 2019, material weaknesses (as defined under the Exchange Act and by the auditing standards of the U.S. Public Company Accounting Oversight Board, or “PCAOB”), were identified in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. The identified material weaknesses arose from a lack of resources in our finance function that resulted in an overstatement of the valuation of warrants issued as part of a financing.

In light of the identified material weaknesses, it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting in accordance with PCAOB standards, additional control deficiencies may have been identified.

We have begun taking measures, and plan to continue to take measures, to remediate these material weaknesses. However, the implementation of these measures may not fully address these material weaknesses in our internal control over financial reporting, and, if so, we would not be able to conclude that they have been fully remedied. Our failure to correct these material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our common shares, may be materially and adversely affected.

We have incurred, and will continue to incur, increased costs as a result of operating as a public company, and our management has been required, and will continue to be required, to devote substantial time to new compliance initiatives.

As a public company, we have incurred and are continuing to incur significant legal, accounting and other expenses and these expenses may increase even more after we are no longer an “emerging growth company.” We are subject to the reporting requirements of the Exchange Act and the rules adopted, and to be adopted, by the SEC. Our management and other personnel devote a substantial amount of time to these compliance initiatives.

Moreover, these rules and regulations have substantially increased our legal and financial compliance costs and made some activities more time-consuming and costly. The increased costs have increased our net loss. These rules and regulations may make it more difficult and more expensive for us to maintain sufficient director’s and officer’s liability insurance coverage. We cannot predict or estimate the amount or timing of additional costs we may continue to incur to respond to these requirements. The ongoing impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as executive officers.

Future sales and issuances of our common shares or rights to purchase common shares pursuant to our equity incentive plan could result in additional dilution of the percentage ownership of our shareholders and may cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell substantial amounts of common shares or securities convertible into or exchangeable for common shares. These future issuances of common shares or common share-related securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in material dilution to our investors. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common shares.

Pursuant to our 2017 Amended and Restated Stock Option Plan, and as amended at our Annual General Meeting in November 2020, our compensation committee is authorized to grant equity-based incentive awards in the form of options to purchase common shares to our directors, executive officers and other employees and service providers. As of March 31, 2021, there were 152,622 options to purchase common shares available for future grant under our stock option plan. Future equity incentive grants under our stock option plan may result in material dilution to our shareholders and may have an adverse effect on the market price of our common shares.

Provisions in our corporate charter documents and certain Canadian laws could delay or deter a change of control.

Provisions in our articles and our by-laws, as well as certain provisions under the BCBCA and applicable Canadian securities laws, may discourage, delay or prevent a merger, acquisition, tender offer or other change in control of us that some shareholders may consider favorable. In addition, because our Board is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our Board. As well, our preferred shares are available for issuance from time to time at the discretion of our Board, without shareholder approval. Our articles allow our Board, without shareholder approval, to determine the special rights to be attached to our preferred shares, and such rights may be superior to those of our common shares.

In addition, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act in Canada. This legislation permits the Commissioner of Competition of Canada, or “Commissioner”, to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets, as calculated pursuant to the legislation, exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to result in a net benefit to Canada. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our share price and trading volume may decline.

The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, our shares price may decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares may decrease, which may cause our shares price and trading volume to decline.

We are incorporated in Canada, with our assets and officers primarily located in Canada, with the result that it may be difficult for investors to enforce judgments obtained against us or some of our officers.

We are a company organized and existing under the laws of British Columbia, Canada. Many of our directors and officers and the experts named in this registration statement are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. It may be difficult for holders of common shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws. Our Canadian counsel has advised us that there is doubt as to the enforceability in Canada against us or against our directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

Conversely, some of our directors and officers reside outside Canada and some of our assets are also located outside Canada. Therefore, it may not be possible for you to enforce in Canada against our assets or those directors and officers residing outside Canada, judgments obtained in Canadian courts based upon the civil liability provisions of the Canadian securities laws or other laws of Canada.

We have a contingent liability arising out of electronic communications inadvertently made available to potential investors. These disclosures may constitute violations of Section 5 of the Securities Act of 1933.

In July 2020, following the filing of Amendment No. 2 to our Registration Statement on Form S-1 with the SEC, a third party vendor inadvertently distributed, without our consent, an email to addresses that had registered via our website to receive periodic corporate updates (the “Vendor Emails”). The Vendor Emails provided hyperlinks to our website and to our SEC filings, including to our Registration Statement on Form S-1, as amended, for this offering. The Vendor Emails and the material available through the embedded hyperlinks did not contain any non-public information. The hyperlinks included in the Vendor Emails were severed as promptly as possible.

As a publicly traded company in Canada, we maintain a standard corporate presentation on our website. We used an updated version of such presentation in connection with our fall 2020 offering. The only difference between the updated version of the presentation that we posted on our website and the potential investor version of the presentation was that the potential investor version included in the disclaimers section, a reference to the filing of our draft, non-confidential Registration Statement on Form S-1. In July 2020, we discovered that we had inadvertently posted the potential investor version of our standard corporate presentation to our website (the “July Presentation”). Promptly after becoming aware of the error, the incorrect corporate presentation was removed from our website and replaced with the correct version that did not include any reference to our Registration Statement on Form S-1. The incorrect version of the presentation was viewed on our website by limited number of unique viewers.

Any disclosure in the Vendor Emails or the July Presentation that did not comply with, or that exceeded the scope permissible under, Rule 134 under the Securities Act of 1933, may not be entitled to the “safe-harbor” provided by Rule 134. As a result, either the Vendor Emails or the July Presentation could be determined not to be in compliance for a registered securities offering under Section 5 of the Securities Act of 1933. If the communications in the Vendor Emails or the July Presentation are determined by a court to be a violation by us of the Securities Act of 1933, the recipients of the email messages, including someone who may have been forwarded the emails, if any, who purchase our common shares in this offering may have a rescission right, to require us to repurchase those shares at their original purchase price with interest or a claim for damages if the purchaser no longer owns the securities, for one year following the date of the violation. We could also incur considerable expense if contesting any such claims. Such payments and expenses, if required, could significantly reduce the amount of working capital we have available for our operations and business plan, delay or prevent us from completing our plan of operation, or force us to raise additional funding sooner than expected, which funding might not be available or available on favorable terms. Consequently, due to the Vendor Emails or the July Presentation, we may have a contingent liability arising out of this possible violation of the Securities Act of 1933. The likelihood and magnitude of this contingent liability, if any, is presently impossible to quantify. In addition, if either the Vendor Emails or the July Presentation is deemed to be a violation of Section 5 of the Securities Act of 1933, in addition to the potential contingent liability referenced above, the SEC and relevant state regulators could impose monetary fines or other sanctions as provided under relevant federal and state securities laws. Additionally, the value of our common shares could decline in the event that we are deemed to have liability or are required to make payments or pay expenses in connection with the potential claims described above.

Risks Related to our Financial Position and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

Since our inception as a pharmaceutical company in October 2014, we have devoted substantially all of our resources to the development of our proprietary Product Candidates. We have generated significant operating losses since our inception with an accumulated deficit to March 31, 2021 of approximately $71.6 million. Our accumulated deficit increased between 2014, when we began focusing on the development of cannabinoid-derived pharmaceuticals following the acquisition of Biogen Science Inc., and March 31, 2021 by approximately $42.8 million. Our comprehensive losses for the fiscal years ended June 30, 2020 and 2019 were approximately $9.4 million and $9.2 million, respectively, and $6.5 million for the nine months ended March 31, 2021. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate these losses will increase as we continue the research and development of, and clinical trials for, our Product Candidates. In addition to budgeted expenses, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. If our Product Candidates fail in preclinical or clinical trials, or do not gain regulatory approval, or even if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

Due to our limited operating history and history of losses, any predictions about our future success, performance or viability may not be accurate.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our Product Candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial and increasing amounts to conduct further research and development, preclinical testing and clinical trials of our Product Candidates, to seek regulatory approvals and reimbursement for our Product Candidates and to launch and commercialize any Product Candidates for which we receive regulatory approval.

As at March 31, 2021, we had approximately $9.5 million in cash, cash equivalents and short-term investments, which we currently estimate funds our operations until approximately into the second quarter of fiscal 2022. Our ability to develop our research and development programs beyond these specific activities, which are expected to be substantially completed by the end of our current fiscal year, is subject to accessing additional capital, including through the sale of equity, partnership revenues, and out-licensing activities. There is no assurance that we will be successful in these efforts.

The progress of our Product Candidates for both current and prospective target indication(s) is uncertain because it is difficult to predict our spending for our Product Candidates up to the time that we seek FDA approval due to numerous factors, including, without limitation, the rate of progress of clinical trials, the results of preclinical studies and clinical trials for such indication, the costs and timing of seeking and obtaining FDA and other regulatory approvals for clinical trials and FDA guidance regarding clinical trials for such indication. Moreover, changing circumstances may cause us to expend cash significantly faster than we currently anticipate, and we may need to spend more cash than currently expected because of circumstances beyond our control. For these reasons, we are unable to state unequivocally the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

●	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our Product Candidates;

●	any change in the clinical development plans or target indications for these Product Candidates;

●	the number and characteristics of Product Candidates that we develop or may in-license;

●	the terms of any collaboration agreements we may choose to execute;

●	the outcome, timing and cost of meeting regulatory requirements established by the Drug Enforcement Administration, or “DEA”, the FDA, the European Medicines Agency, or “EMA”, Health Canada, or “HC”, or other comparable foreign regulatory authorities;

●	the cost of acquiring, integrating and developing any acquired operations or products;

●	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

●	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us;

●	the effect of competing product and market developments;

●	the costs and timing of the implementation of commercial scale manufacturing activities; and

●	the cost of establishing, or outsourcing, sales, marketing and distribution capabilities for any Product Candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our Product Candidates or one or more of our other research and development initiatives.

Any doubt about our ability to continue as a going concern may materially and adversely affect the price of our common shares, and it may be more difficult for us to obtain financing. Any doubt about our ability to continue as a going concern may also adversely affect our relationships with current and future collaborators, contract manufacturers and investors, who may become concerned about our ability to meet our ongoing financial obligations. If potential collaborators decline to do business with us or potential investors decline to participate in any future financings due to such concerns, our ability to increase our financial resources may be limited. We have prepared our financial statements on a going concern basis, which assumes that we will be able to meet our commitments, realize our assets and discharge our liabilities in the normal course of business. Our consolidated financial statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

We currently have no commercial revenue and may never become profitable.

Our ability to generate revenue and become profitable depends upon our ability to obtain regulatory approval for, and successfully commercialize, our Product Candidates that we may develop, in-license or acquire in the future.

Even if we are able to successfully achieve regulatory approval for these Product Candidates, we do not know what the reimbursement status of our Product Candidates will be or when any of these products will generate revenue for us, if at all. We have not generated, and do not expect to generate, any product revenue for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials and the regulatory approval process for our Product Candidates. The amount of future losses is uncertain and will depend, in part, on the rate of growth of our expenses.

Our ability to generate revenue and become profitable depends upon a number of additional factors, including our ability to:

●	successfully complete development activities, including the remaining preclinical studies and ongoing and planned clinical trials for our Product Candidates;

●	in-license or acquire in the future, Product Candidates and other potential lines of business that we may develop;

●	complete and submit NDAs to the FDA and Marketing Authorization Applications, or “MAAs”, to the EMA, and obtain regulatory approval for indications for which there is a commercial market;

●	complete and submit applications to, and obtain regulatory approval from, other foreign regulatory authorities;

●	manufacture any approved products in commercial quantities and on commercially reasonable terms;

●	develop a commercial organization, or find suitable partners, to market, sell and distribute approved products in the markets in which we have retained commercialization rights;

●	achieve acceptance among patients, clinicians and advocacy groups for any products we develop;

●	obtain coverage and adequate reimbursement from third parties, including government payors; and

●	set a commercially viable price for any products for which we may receive approval.

We are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the processes described above, we anticipate incurring significant costs associated with commercializing our Product Candidates.

Changes in tax laws and unanticipated tax liabilities could adversely affect our effective income tax rate and ability to achieve profitability.

We are subject to income taxes in Canada. As our operations expand, we may become subject to income tax in jurisdictions outside of Canada. Our effective income tax rate in the future could be adversely affected by a number of factors including changes in the mix of earnings (losses) in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We regularly assess all of these matters to determine the adequacy of our tax provision which is subject to discretion. If our assessments are incorrect, it could have an adverse effect on our business and financial condition. There can be no assurance that income tax laws and administrative policies with respect to the income tax consequences generally applicable to us or to our subsidiaries will not be changed in a manner which adversely affects our shareholders.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

As of our last fiscal year end, we had non-capital loss, or “NOL”, carry-forwards of approximately $36.4 million available to offset future taxable income in Canada. These NOL carry-forwards begin to expire in 2026.

Our NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under provisions in the Canadian Income Tax Act, and corresponding provisions of Canadian provincial law, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change, by value, the corporation’s ability to use its pre-change Canadian NOLs and other pre-change tax attributes, such as research and development tax credits, to offset its post-change income may be limited. Specifically, NOLs from a business before the change of control may be carried forward to taxation years after the change of control, but only if the same business is carried forward on after the change in control with a reasonable expectation of profit, and only to offset income from that business or a similar business. We have not performed any analyses under the applicable provisions in the Canadian Income Tax Act and cannot forecast or otherwise determine our ability to derive benefit from our various federal or provincial tax attribute carryforwards. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset Canadian federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the provincial level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase provincial taxes owed.

In addition, we may experience ownership changes in the future as a result of subsequent shifts in our share ownership, including in any future offerings, some of which may be outside of our control. If we determine that an ownership change has occurred and our ability to use our NOL carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

Changes to accounting standards may adversely impact the manner in which we report our financial position and operating results.

There are ongoing projects conducted by the Financial Accounting Standards Board in the United States that are expected to result in new pronouncements that continue to evolve, which could adversely impact the manner in which we report our financial position and operating results.

Risks Related to our Business and Industry

Our potential acquisition of BayMedica may not close and if it does close it may not be successful.

We have signed a nonbinding letter of intent to acquire BayMedica. That transaction is subject to many conditions, including the negotiation and completion of definitive agreements relating to the transaction, which are out of our control. We cannot assure you that we will be able to close that transaction or that the transaction will be closed on favorable terms. In addition, BayMedica is an early stage development company and it has never been profitable. We will have to incur substantial expense to continue to develop its products and develop a market for those products in order for the transaction to be successful. We cannot assure you that those efforts will be successful.

Our IntegraSynTM manufacturing approach may prove unsuccessful in achieving yields and/or cost levels required to be economically competitive with alternative methods of manufacturing.

Given the early-stage of development of the IntegraSynTM program and the risks inherent in research and development, it is too early to project the commercial viability of cannabinoids produced via this process. Potential negative outcomes from this program include but are not limited to:

●	the technology fails to produce sufficient quantities of cannabinoids or ones for which we or others have a need; or

●	the cost structure of the technology is such that it is not commercially competitive with alternate methods of cannabinoid manufacturing leading to the technology having no value proposition nor incremental value to the Company.

Our prospects depend on the success of our Product Candidates which are at early-stages of development with a statistically high probability of failure.

Given the early-stage of development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, we, alone or with others, must successfully develop, gain regulatory approval, and market our future products. We currently have no products that have been approved by the FDA, HC, or any similar regulatory authority. To obtain regulatory approvals for our Product Candidates being developed and to achieve commercial success, clinical trials must demonstrate that the Product Candidates are safe for human use and that they demonstrate efficacy. We have no products or technologies which are currently in human clinical trials. Additionally, we have no products for commercial sale or licensed for commercial sale, nor do we expect to have any such products for the next several years.

Many potential pharmaceuticals products never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Our Product Candidates may fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Positive results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favorable outcomes in later-stage clinical trials. We can make no assurance that any future studies, if undertaken, will yield favorable results.

The early-stage of our product development makes it particularly uncertain whether any of our product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of our Product Candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If we are successful in developing our current and future Product Candidates into approved products, we will still experience many potential obstacles, such as the need to develop or obtain manufacturing, marketing and distribution capabilities. If we are unable to successfully commercialize any of our products, our financial condition and results of operations may be materially and adversely affected.

Even if our Product Candidates advance through preclinical studies and clinical trials, we may experience difficulties in managing our growth and expanding our operations.

We have limited resources to carry out objectives for our current and future preclinical studies and clinical trials. Since our inception as a pharmaceutical company in October 2014, we have conducted numerous preclinical experiments and are currently conducting early-stage clinical trials, which is a time-consuming, expensive and uncertain process. In addition, while we have experienced management and expect to contract out many of the activities related to conducting these programs, we are a small company with less than 20 employees and, therefore, have limited internal resources both to conduct preclinical studies and clinical trials and to monitor third-party providers. As our Product Candidates advance through preclinical studies and clinical trials, we will need to expand our development, regulatory and manufacturing operations, either by expanding our internal capabilities or contracting with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures.

If we have difficulty enrolling patients in clinical trials, the completion of the trials may be delayed or cancelled.

As our Product Candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients that meet the eligibility criteria for those trials. The factors that affect our ability to enroll patients are largely uncontrollable and include, but are not limited to, the following:

●	size and nature of the patient population;

●	inclusion and exclusion criteria for the trial;

●	design of the study protocol;

●	competition with other companies for clinical sites or patients;

●	the perceived risks and benefits of the product candidate under study;

●	the patient referral practices of physicians; and

●	the number, availability, location and accessibility of clinical trial sites.

As a result of the foregoing factors, we may have difficulty enrolling or maintaining the enrollment of patients in any clinical trials conducted for our products, which may result in the delay or cancellation of such trials. The delay or cancellation of any clinical trials could shorten any periods during which we may have the exclusive right to commercialize our Product Candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our Product Candidates and may harm our financial condition, results of operations and prospects.

If clinical trials of our Product Candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our Product Candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our Product Candidates, we must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the Product Candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our Product Candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our Product Candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in us being unable to derive any commercial revenue from them after investing significant amounts of capital in multiple stages of preclinical and clinical testing.

If we experience delays in clinical testing, we will be delayed in commercializing our Product Candidates, and our business may be substantially harmed.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our Product Candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our Product Candidates and may harm our financial condition, results of operations and prospects. The commencement and completion of clinical trials for our products may be delayed for a number of reasons, including delays related, but not limited, to:

●	failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;

●	import/export and research restrictions for cannabinoid-based pharmaceuticals may delay or prevent clinical trials in various geographical jurisdictions;

●	patients failing to enroll or remain in our trials at the rate we expect;

●	suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our contract manufacturers to comply with current good manufacturing practice, or “cGMP”, requirements;

●	any changes to our manufacturing process that may be necessary or desired;

●	delays or failure to obtain clinical supply from contract manufacturers of our products necessary to conduct clinical trials;

●	Product Candidates demonstrating a lack of safety or efficacy during clinical trials;

●	patients choosing an alternative treatment for the indications for which we are developing any of our Product Candidates or participating in competing clinical trials and/or scheduling conflicts with participating clinicians;

●	patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;

●	reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;

●	clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

●	failure of our CROs, to satisfy their contractual duties or meet expected deadlines;

●	inspections of clinical trial sites by regulatory authorities or Institutional Review Boards, or “IRBs”, or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

●	one or more IRBs or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or

●	failure to reach agreement on acceptable terms with prospective clinical trial sites.

Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to regulatory authorities or IRBs or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition and prospects.

Negative results from clinical trials or studies of others and adverse safety events involving the targets of our products may have an adverse impact on our future commercialization efforts.

From time to time, studies or clinical trials on various aspects of pharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our Product Candidates, or the therapeutic areas in which our Product Candidates compete, could adversely affect the price of our common shares and our ability to finance future development of our Product Candidates, and our business and financial results could be materially and adversely affected.

We intend to expend our limited resources to pursue our Product Candidates for certain indications and may fail to capitalize on other Product Candidates or other indications for our Product Candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we are focusing on research programs relating to our Product Candidates for certain indications, primarily for the treatment of EB, which concentrates the risk of product failure in the event our Product Candidates prove to be unsafe or ineffective or inadequate for clinical development or commercialization. As a result, we may forego or delay pursuit of opportunities with other Product Candidates or for other indications that could later prove to have greater commercial potential. We may also deem it advisable to refocus our clinical development programs based on clinical trial results.

The regulatory approval processes of the FDA, HC, the EMA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our Product Candidates, our business will be substantially harmed.

We are not permitted to market our Product Candidates in any jurisdiction until we receive formal approval from the appropriate regulatory authorities. For example, prior to submitting an NDA to the FDA or an MAA to the EMA for approval of our Product Candidates, we will need to complete our preclinical studies and clinical trials. Successfully completing our clinical program and obtaining approval of an application seeking commercialization approval is a complex, lengthy, expensive and uncertain process, and the regulatory authorities may delay, limit or deny approval of our Product Candidates for many reasons, including, among others, because:

●	we may not be able to demonstrate that our Product Candidates are safe and effective in treating patients to the satisfaction of the regulatory authorities such as the FDA, HC or EMA;

●	the results of our clinical trials may not meet the level of statistical or clinical significance required by the regulatory authorities for marketing approval;

●	the regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials;

●	the regulatory authorities may require that we conduct additional clinical trials;

●	the regulatory authorities or other applicable foreign regulatory authorities may not approve the formulation, labeling or specifications of our Product Candidates;

●	the contract manufacturing organizations and other contractors that we may retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

●	the regulatory authorities may find the data from clinical studies and clinical trials insufficient to demonstrate that our Product Candidates are safe and effective for their proposed indications;

●	the regulatory authorities may disagree with our interpretation of data from our preclinical studies and clinical trials;

●	the regulatory authorities may not accept data generated at our clinical trial sites or may disagree with us over whether to accept efficacy results from clinical trial sites outside the United States, Canada or outside the European Union, as applicable, where the standard of care is potentially different from that in the United States, Canada or in the European Union, as applicable;

●	if our applications are submitted to the regulatory authorities, the regulatory authorities may have difficulties scheduling the necessary review meetings in a timely manner, may recommend against approval of our application or may recommend or require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

●	the FDA may require development of a Risk Evaluation and Mitigation Strategy which would use risk minimization strategies to ensure that the benefits of certain prescription drugs outweigh their risks, as a condition of approval or post-approval, and the EMA may grant only conditional marketing authorization or impose specific obligations as a condition for marketing authorization, or may require us to conduct post-authorization safety studies;

●	the FDA, DEA, HC, EMA or other applicable foreign regulatory agencies may not approve the manufacturing processes or facilities of third-party manufacturers with which we contract or DEA or other applicable foreign regulatory agency quotas may limit the quantities of controlled substances available to our manufacturers; or

●	the FDA, HC, EMA or other applicable foreign regulatory agencies may change their approval policies or adopt new regulations.

In the United States, our activities are potentially subject to additional regulation by various federal, state and local authorities in addition to the FDA, including, among others, the Centers for Medicare and Medicaid Services, other divisions of the United States Department of Health and Human Services, or “HHS”, (for example, the Office of Inspector General), the Department of Justice, or “DOJ”, and individual United States Attorney offices within the DOJ, and state and local governments. Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Any of these factors, many of which are beyond our control, could increase development costs, jeopardize our ability to obtain regulatory approval for and successfully market our Product Candidates and generate product revenue.

We intend to conduct clinical trials for our Product Candidates in several international jurisdictions, and acceptance by all regulatory authorities for such “international” data is not certain.

We intend to conduct clinical trials for our Product Candidates both inside and outside the United States. To date, all of our clinical development has been conducted outside of the United States. Ultimately, we plan to submit NDAs for our Product Candidates to the FDA and other regulatory authorities upon completion of all requisite clinical trials. As an example, although the FDA may accept data from clinical trials conducted outside the United States, acceptance of such study data by the FDA is subject to certain conditions. For example, the clinical trial must be conducted in accordance with FDA regulations relating governing human subject protection and the conduct of clinical trials, which are referred to as “Good Clinical Practice”, or “GCP” requirements and the FDA must be able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. Where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless those data are considered applicable to the U.S. patient population and U.S. medical practice, the clinical trials were performed by clinical investigators of recognized competence, and the data is considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, such clinical trials would be subject to the applicable local laws of the foreign jurisdictions where the clinical trials are conducted. There can be no assurance the FDA or any other regulatory authorities will accept data from clinical trials conducted outside of the United States or other international jurisdictions. If the FDA or any other regulatory authorities does not accept any such data, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay aspects of our development plan.

In addition, the conduct of clinical trials outside the United States could have a significant impact on us. Risks inherent in conducting international clinical trials include:

●	foreign regulatory requirements that could burden or limit our ability to conduct our clinical trials;

●	administrative burdens of conducting clinical trials under multiple foreign regulatory schema;

●	foreign currency fluctuations which could negatively impact our financial condition since certain payments are paid in local currencies;

●	manufacturing, customs, shipment and storage requirements;

●	cultural differences in medical practice and clinical research; and

●	diminished protection of intellectual property in some countries.

Our Product Candidates contain compounds that may be classified as “controlled substances”, the use of which may generate public controversy and restrict their development or commercialization.

If a drug has a potential for abuse, the NDA or other regulatory submission must include a description and analysis of studies or information related to abuse of the drug, including a proposal for scheduling (for example, in the U.S. under the federal Controlled Substances Act, or “CSA”). A description of any studies related to overdosage is also required, including information on dialysis, antidotes, or other treatments, if known. While we believe there would be relatively minimal abuse potential with our Product Candidates given the low drug concentration and topical route of administration, we could be incorrect, or they may be perceived as having the potential for substance abuse. In either case, there may be a negative effect on our ability to successfully develop or commercialize our Product Candidates. Since our Product Candidates contain purified substances that are chemically identical to those occurring in nature, they may, therefore, be classified as “controlled substances”, and their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for, our Product Candidates. These pressures could also limit or restrict the introduction and marketing of our Product Candidates. Adverse publicity from Cannabis misuse or adverse side effects from Cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable for our Product Candidates. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed. Furthermore, if our Product Candidates are classified as “controlled substances”, they may be subject to import/export and research restrictions that could delay or prevent the development of our products in various geographical jurisdictions. The successful commercialization of our Product Candidates may require permits or approvals from regulatory bodies, such as the DEA, that regulate controlled substances.

Research restrictions, product shipment delays or prohibitions could have a material adverse effect on our business, results of operations and financial condition.

Research on and the shipment, import and export of our Product Candidates and the API used in our Product Candidates will require research permits, import and export licenses by many different authorities. For instance, in the United States, the FDA, U.S. Customs and Border Protection, and the DEA; in Canada, the Canada Border Services Agency, and HC; in Europe, the EMA and the European Commission; in Australia and New Zealand, the Australian Customs and Border Protection Service, the Therapeutic Goods Administration, the New Zealand Medicines and Medical Device Safety Authority and the New Zealand Customs Service; and in other countries, similar regulatory authorities, regulate the research on and import and export of pharmaceutical products that contain controlled substances. Specifically, the import and export process requires the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country. We may not be granted, or if granted, maintain, such licenses from the authorities in certain countries. Even if we obtain the relevant licenses, shipments of API and our Product Candidates may be held up in transit, which could cause significant delays and may lead to product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in delays in clinical trials or, upon commercialization, a partial or total loss of revenue from one or more shipments of API or our Product Candidates. Once shipment is complete, we or the research contractors we are working with may also suffer further delays or restrictions as a result of regulations governing research on cannabinoids. A delay in a clinical trial or, upon commercialization, a partial or total loss of revenue from one or more shipments of API or our Product Candidates could have a material adverse effect on our business, results of operations and financial condition. The aforementioned examples and lists of various authorities that may currently, or in the future, affect our ability to conduct research on or import or export our Product Candidates and/or API, should not be construed as exhaustive or comprehensive in any way.

Healthcare legislation, including potentially unfavorable pricing regulations or other healthcare reform initiatives, may increase the difficulty and cost for us to obtain marketing approval of and commercialize our Product Candidates.

Particularly in the United States but also in other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our Product Candidates, restrict or regulate post-approval activities or affect our ability to profitably sell any Product Candidates for which we obtain marketing approval. One such regulation is the U.S. federal Patient Protection and Affordable Care Act (P.L. 111-148), or “PPACA”, also referred to as the “Affordable Care Act” or “ACA”, was signed March 23, 2010, as amended by the Health Care and Education Reconciliation Act, signed March 31, 2010. The act contains many provisions, with various effective dates. Provisions included in the ACA are intended to expand access to insurance, increase consumer protections, emphasize prevention and wellness, improve quality and system performance, expand the health workforce, and curb rising health care costs. The ACA aims to extend health insurance coverage to about 32 million uninsured Americans by expanding both private and public insurance.

We expect that the Affordable Care Act, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenue. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may compromise our ability to generate revenue, attain profitability or commercialize our products.

Increased scrutiny on drug pricing or changes in pricing regulations could restrict the amount that we are able to charge for our Product Candidates, which could adversely affect our revenue and results of operations.

Drug pricing by pharmaceutical companies is currently under increased scrutiny and is expected to continue to be the subject of intense political and public debate in the United States and other jurisdictions. Specifically, there have been several recent U.S. Congressional inquiries and hearings with respect to pharmaceutical drug pricing practices, including in connection with the investigation of specific price increases by several pharmaceutical companies. Additionally, several states have recently passed laws designed to, among other things, bring more transparency to drug pricing, and other states may pursue similar initiatives in the future. We cannot predict the extent to which our business may be affected by these or other potential future legislative or regulatory developments. However, increased scrutiny on drug pricing, negative publicity related to the pricing of pharmaceutical drugs generally, or changes in pricing regulations could restrict the amount that we are able to charge for our Product Candidates, which could have a material adverse effect on our revenue and results of operations.

Even if we are able to commercialize our Product Candidates, they may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

The availability of reimbursement by governmental and private payors is essential for most patients to be able to afford their treatments. Sales of our Product Candidates, if approved, will depend substantially on the extent to which the costs of these Product Candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our Product Candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

In the United States, the Medicare Modernization Act, established the Medicare Part D program and provided authority for limiting the number of drugs that will be covered in any therapeutic class thereunder. The Medicare Modernization Act, including its cost reduction initiatives, could decrease the coverage available for any of our approved products. Furthermore, private payors often follow Medicare in setting their own coverage policies. Therefore, any reduction in coverage that results from the Medicare Modernization Act may result in a similar reduction from private payors.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or “CMS”, an agency within the HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree.

The intended use of a drug product by a physician can also affect pricing. For example, CMS could initiate a National Coverage Determination administrative procedure, by which the agency determines which uses of a therapeutic product would and would not be reimbursable under Medicare. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.

Outside the United States, particularly in EU Member States, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations or the successful completion of Health Technology Assessment, or “HTA”, procedures with governmental authorities can take considerable time after receipt of marketing authorization for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Certain countries allow companies to fix their own prices for medicines but monitor and control company profits. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced EU member states, can further reduce net realized prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our Product Candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be adversely affected.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, federal exclusion or debarment, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any Product Candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. As a pharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

●	the U.S. federal healthcare Anti-Kickback Statute impacts our marketing practices, educational programs, pricing policies and relationships with healthcare providers or other entities, by prohibiting, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

●	federal civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment of government funds (including through reimbursement by Medicare or Medicaid or other federal health care programs), which has been applied to impermissible promotion of pharmaceutical products for off-label uses, or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government;

●	the U.S. Health Insurance Portability and Accountability Act, or “HIPPA”, as amended by the Health Information Technology for Economic and Clinical Health Act, or “HITECH Act”, among other things, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

●	the U.S. federal Physician Payment Sunshine Act, being implemented as the Open Payments Program, requires applicable manufacturers of covered drugs, devices, biologics and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members;

●	analogous state laws and regulations, such as state anti-kickback laws, false claims laws and privacy and security of health information laws, may apply to sales or marketing arrangements, claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or health information; and

●	certain state laws require pharmaceutical companies to adopt codes of conduct consistent with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; restrict certain marketing-related activities including the provision of gifts, meals, or other items to certain health care providers; and/or require drug manufacturers to report information related to payments and other transfers of value to physicians and certain other healthcare providers or marketing expenditures.

Comparable laws and regulations exist in the countries within the European Economic Area, or “EEA”. Although such laws are partially based upon European Union, or “EU”, law, they may vary from country to country. Healthcare specific, as well as general EU and national laws, regulations and industry codes constrain, for example, our interactions with government officials and healthcare professionals, and the collection and processing of personal health data. Non-compliance with any of these laws or regulations could lead to criminal or civil liability.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Failure to comply with the U.S. Foreign Corrupt Practices Act, or “FCPA”, the Canadian Corruption of Foreign Public Officials Act, or “CFPOA”, and other global anti-corruption and anti-bribery laws could subject us to penalties and other adverse consequences

The FCPA and the CFPOA, as well as any other applicable domestic or foreign anti-corruption or anti-bribery laws to which we are or may become subject generally prohibit corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity and requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.

Compliance with these anti-corruption laws and anti-bribery laws may be expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, these laws present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and physicians and other hospital employees are considered to be foreign officials. Certain payments by other companies to hospitals in connection with clinical trials and other work have been deemed to be improper payments to governmental officials and have led to FCPA enforcement actions.

Our internal control policies and procedures may not protect us from reckless or negligent acts committed by our employees, future distributors, licensees or agents. We are currently working to get policies and processes in place to monitor compliance with the FCPA and CFPOA. We can make no assurance that they will not engage in prohibited conduct, and we may be held liable for their acts under applicable anti-corruption and anti-bribery laws. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, whistleblower complaints, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions or sanctions or other previously mentioned harm could have a material negative effect on our business, operating results and financial condition.

Recent federal legislation and actions by state and local governments may permit reimportation of drugs from/to foreign countries where the drugs are sold at lower prices than in the country of origination, which could materially adversely affect our business and financial condition.

We may face competition for our Product Candidates, if approved, from cheaper generics and/or cannabinoid therapies sourced from foreign countries that have placed price controls on pharmaceutical products. This is referred to as parallel importation. For instance, the Medicare Modernization Act contains provisions that may change U.S. importation laws and expand pharmacists’ and wholesalers’ ability to import cheaper versions of an approved drug and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of HHS certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. The Secretary of HHS has so far declined to approve a reimportation plan. Proponents of drug reimportation, including certain state legislatures, may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price we receive for any products that we may develop, including our Product Candidates, and adversely affect our future revenues and prospects for profitability.

We are dependent upon our key personnel to achieve our business objectives.

We depend on key personnel, the loss of any of whom could harm our business. Our future performance and development will depend to a significant extent on the efforts and abilities of its executive officers, key employees, and consultants. The loss of the services of one or more of these individuals could harm our business. Our success will depend largely on our continuing ability to attract, develop and retain skilled employees and consultants in our business. Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in our field is intense. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel. Any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could subject us to significant liability and harm our reputation.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with regulations of domestic or foreign regulatory authorities. In addition, misconduct by employees could include intentional failures to comply with certain development standards, to report financial information or data accurately, or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. While prohibited, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We currently maintain directors’ and officers’ liability insurance, clinical trial insurance and property and general liability insurance and intend in the future to obtain shipping and storage insurance for Product Candidates. This insurance may not remain available to us or be obtainable by us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover any liability we incur. Future increases in insurance costs, coupled with the increase in deductibles, will result in higher operating costs and increased risk. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we were not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.

There may be changes in laws, regulations and guidelines which are detrimental to our business.

Our operations are subject to a variety of laws, regulations and guidelines relating to pharmacology, cannabinoids and drug delivery, as well as laws and regulations relating to health and safety, the conduct of operations, and the protection of the environment. While, to the knowledge of our management, we are currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations and financial condition. These changes may require us to incur substantial costs associated with legal and compliance fees and ultimately require us to alter our business plan. In addition, if the governments of Canada or the United States were to enact or amend laws relating to our industry, it may decrease the size of, or eliminate entirely, the market for our Product Candidates, may introduce significant new competition into the market and may otherwise potentially materially and adversely affect our business, results of operations and financial condition.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

The research and development that we carry out either directly or through third-parties involves, and may in the future involve, the use of potentially hazardous materials and chemicals. Our operations may produce hazardous waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by local, state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations and fire and building codes. Although we maintain workers’ compensation insurance as prescribed by the Province of British Columbia to cover us for costs and expenses we may incur due to injuries to our employees, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

Our proprietary information, or that of our customers, suppliers and business partners, may be lost or we may suffer security breaches.

In the ordinary course of our business, we may collect and store sensitive data, including intellectual property, data from preclinical studies, clinical trial data, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers, clinical trial subjects and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Although to our knowledge we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, damage to our ability to obtain patent protection for our Product Candidates, damage to our reputation, and cause a loss of confidence in our products and our ability to conduct clinical trials, which could adversely affect our business and reputation and lead to delays in gaining regulatory approvals.

We expect to face intense competition, often from companies with greater resources and experience than we have.

The pharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we have. Some of these competitors and potential competitors have more experience than we have in the development of pharmaceutical products, including validation procedures and regulatory matters. Other companies researching in the same disease areas may develop products that are competitive or superior to our Product Candidates. Other companies working in cannabinoid research may develop products targeting the same diseases that we are focused on that are competitive or superior to our Product Candidates. In addition, there are non-FDA approved Cannabis / cannabinoid preparations being made available from companies in the so-called “medical marijuana” industry, which may be competitive to our products. If we are unable to compete successfully, our commercial opportunities will be reduced and our business, results of operations and financial conditions may be materially harmed.

If we receive regulatory approvals, we intend to market our Product Candidates in multiple jurisdictions where we have limited or no operating experience and may be subject to increased business and economic risks that could affect our financial results.

If we receive regulatory approvals, we may plan to market our Product Candidates in jurisdictions where we have limited or no experience in marketing, developing and distributing our products. Certain markets have substantial legal and regulatory complexities that we may not have experience navigating. We are subject to a variety of risks inherent in doing business internationally, including risks related to the legal and regulatory environment in non-U.S. jurisdictions, including with respect to privacy and data security, trade control laws and unexpected changes in laws, regulatory requirements and enforcement, as well as risks related to fluctuations in currency exchange rates and political, social and economic instability in foreign countries. If we are unable to manage our international operations successfully, our financial results could be adversely affected.

Controlled substance legislation may differ in other jurisdictions and could restrict our ability to market our products internationally, which would result in increased business and economic risks that could affect our financial results.

Controlled substance legislation may differ in other jurisdictions and could restrict our ability to market our products internationally. Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including Cannabis extracts. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to our obtaining marketing approval for Product Candidates in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit our Product Candidates to be marketed or achieving such amendments to the laws and regulations may take a prolonged period of time. We would be unable to market our Product Candidates in countries with such obstacles in the near future or perhaps at all without modification to laws and regulations.

Product liability lawsuits against us could cause us to incur substantial liabilities.

Our use of our Product Candidates in clinical trials and the sale of our Product Candidates, if approved, exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with our Product Candidates. For example, we may be sued if any product we develop allegedly causes injury or is alleged to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, including as a result of interactions with alcohol or other drugs, negligence, strict liability, and a breach of warranties. Claims could also be asserted under local jurisdiction consumer protection acts. If we become subject to product liability claims and cannot successfully defend ourselves against them, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

●	withdrawal of patients from our clinical trials;

●	substantial monetary awards to patients or other claimants;

●	decreased demand for our Product Candidates following marketing approval, if obtained;

●	damage to our reputation and exposure to adverse publicity;

●	increased FDA warnings on product labels or increased warnings imposed by the EMA or other regulatory authorities;

●	litigation costs;

●	distraction of management’s attention from our primary business;

●	loss of revenue; and

●	the inability to successfully commercialize our Product Candidates, if approved.

Our current clinical trial liability insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for our Product Candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial, particularly in light of the size of our business and financial resources. A product liability claim or series of claims brought against us could cause our share price to decline and, if we are unsuccessful in defending such a claim or claims and the resulting judgments exceed our insurance coverage, our financial condition, results of operations, business and prospects could be materially adversely affected.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business and operating results.

We rely on information technology, telephone networks and systems, including the internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities. We use enterprise information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory, financial reporting, legal and tax requirements. Despite the implementation of security measures, our information technology systems, and those of our third-party contractors and consultants, are vulnerable to a cyber-attack, malicious intrusion, breakdown, destruction, loss of data privacy or other significant disruption. Any such successful attacks could result in the theft of intellectual property or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyber-attacks are becoming more sophisticated and frequent, and our systems could be the target of malware and other cyber-attacks. We have invested in our systems and the protection of our data to reduce the risk of an intrusion or interruption, and we monitor our systems on an ongoing basis for any current or potential threats. Nonetheless, our computer systems are subject to penetration and our data protection measures may not prevent unauthorized access. We can give no assurances that these measures and efforts will prevent interruptions or breakdowns. If we are unable to detect or prevent a security breach or cyber-attack or other disruption from occurring, then we could incur losses or damage to our data, or inappropriate disclosure of our confidential information or that of others; and we could sustain damage to our reputation, suffer disruptions to our research and development and incur increased operating costs including increased cybersecurity and other insurance premiums, costs to mitigate any damage caused and protect against future damage, and be exposed to additional regulatory scrutiny or penalties and to civil litigation and possible financial liability. For instance, the loss of preclinical or clinical data could result in delays in our development and regulatory filing efforts and significantly increase our costs.

Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

We are subject to various domestic and international data protection laws and regulations (i.e., laws and regulations that address privacy and data security). The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous laws, including data breach notification laws, health information privacy laws and consumer protection laws, govern the collection, use and disclosure of health-related and other personal information. In addition, we may obtain health information from third parties (e.g., healthcare providers who prescribe our products) that are subject to privacy and security requirements under HIPAA regulations.

EU Member States, Australia and other countries have also adopted data protection laws and regulations, which impose significant compliance obligations. For example, the collection and use of personal data in the EU is governed by the provisions of the General Data Protection Regulation, or “GDPR”. The GDPR and the national implementing legislation of the EU Member States impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the rights of individuals to control personal data and the security and confidentiality of the personal data. In addition, the Australian Privacy Act 1988 (Cth), and other laws in the states and territories in Australia where we conduct certain of our clinical trials, apply similar restrictions on our ability to collect, analyze and transfer medical records and other patient data.

A claim or series of claims brought against us alleging a failure to comply with these laws, or changes in the way in which these laws are implemented, could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results and could cause our share price to decline and, if we are unsuccessful in defending such a claim or claims and the resulting judgments exceed our insurance coverage, our financial condition, results of operations, business and prospects could be materially adversely affected.

The COVID-19 coronavirus could adversely impact our business, including several key activities that are critical to our success.

The global outbreak of COVID-19 continues to rapidly evolve. As a result, businesses have closed and limits have been placed on travel. The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate impact of the disease on specific geographies, the duration of the outbreak, travel restrictions and social distancing in the United States, Canada and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States, Canada and other countries to contain and treat the disease.

The spread of COVID-19 throughout the world has also created global economic uncertainty, which may cause partners, suppliers and potential customers to closely monitor their costs and reduce their spending budget. Either of the foregoing could materially adversely affect our research and development activities, clinical trials, supply chain, financial condition and cash flows.

If the COVID-19 outbreak continues to spread, we may need to limit operations or implement other limitations on our activities. There is a risk that other countries or regions may be less effective at containing COVID-19, in which case the risks described herein could be elevated significantly.

Risks Related to our Intellectual Property

Our success is largely dependent upon our patents, proprietary technology, and other intellectual property.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. Patents and other proprietary rights are essential to our business. We rely on trade secret, patent, copyright and trademark laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. Our general policy has been to file patent applications to protect our inventions and improvements to our inventions that are considered important to the development of our business. In certain cases, we have chosen to protect our intellectual property by treating it as confidential internal know-how. Our success will depend in part on our ability to obtain patents, defend patents, maintain internal know-how/trade secret protection and operate without infringing on the proprietary rights of others. Interpretation and evaluation of pharmaceutical patent claims present complex legal and factual questions. Further, patent protection may not be available for some of the products or technology we are developing. If we are placed in a position where we must spend significant time and money defending or enforcing our patents, designing around patents held by others or licensing patents or other proprietary rights held by others, our business, results of operations and financial condition may be harmed. In seeking to protect our inventions using patents it is important to note that we have no assurance that:

●	patent applications will result in the issuance of patents;

●	additional proprietary products developed will be patentable;

●	patents issued will provide adequate protection or any competitive advantages;

●	patents issued will not be successfully challenged by third parties;

●	commercial exploitation of our inventions does not infringe the patents or intellectual property of others; or

●	we will be able to obtain any extensions of the patent term.

A number of pharmaceutical, biotechnology and medical device companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents could limit the scope of the patents, if any, that we may be able to obtain. It is also possible that these technologies, applications or patents may preclude us from obtaining patent protection for our inventions. Further, there may be uncertainty as to whether we may be able to successfully defend any challenge to our patent portfolio. Moreover, we may have to participate in derivation proceedings, inter partes review proceedings, post-grant review proceedings, or opposition proceedings in the various jurisdictions around the world. An unfavorable outcome in a derivation proceeding, an inter partes review proceeding, a post-grant review proceeding, or an opposition proceeding could preclude us or our collaborators or licensees from making, using or selling products using the technology, or require us to obtain license rights from third parties. It is not known whether any prevailing party would offer a license on commercially acceptable terms, if at all. Further, any such license could require the expenditure of substantial time and resources and could harm our business. If such licenses are not available, we could encounter delays or prohibition of the development or introduction of our product. In the case of intellectual property where we have chosen to protect it by treating it as internal knowhow, there can be no assurance that others with greater expertise or access to greater resources do not develop similar or superior technology that impairs the competitive value of our internal know-how.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The U.S. Patent and Trademark Office, or “PTO”, and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the PTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our Product Candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may become subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

Our commercial success depends upon our ability to develop, manufacture, market and sell our Product Candidates, and to use our related proprietary technologies without violating the intellectual property rights of others. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our Product Candidates, including interference or derivation proceedings before the PTO or other international patent offices. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing our Product Candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing the applicable product candidate. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our Product Candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

While our preclinical studies are ongoing, we believe that the use of our Product Candidates in these preclinical studies fall within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As our Product Candidates progress toward clinical trials and, ultimately, commercialization, the possibility of a patent infringement claim against us increases. We attempt to ensure that our Product Candidates and the methods we employ to manufacture them, as well as the methods for their uses we intend to promote, do not infringe other parties’ patents and other proprietary rights. There can be no assurance they do not, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Also, third parties may initiate legal proceedings against us to challenge the validity or scope of intellectual property rights we own. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by us is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our current and former employees, consultants, outside scientific collaborators, sponsored researchers, contract manufacturers, vendors and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets. Any party with whom we or they have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they disclose such trade secrets, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position would be harmed.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our Product Candidates throughout the world would be prohibitively expensive. Therefore, we have filed applications and/or obtained patents only in key markets such as the United States, Canada, Japan and Europe. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may be able to export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, an April 2016 report from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business and could be unsuccessful.

Patent terms may be inadequate to protect our competitive position on our Product Candidates for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new Product Candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the PTO, and any equivalent regulatory authorities in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. For example:

●	others may be able to make compounds that are the same as or similar to our Product Candidates but that are not covered by the claims of the patents that we own;

●	we might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own;

●	we might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

●	our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; or

●	the patents of others may have an adverse effect on our business.

Risks Related to our Third Parties

We rely heavily on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.

We currently have no manufacturing capabilities and rely on contract development and manufacturing organizations, or “CDMOs”, to manufacture our Product Candidates for preclinical studies and clinical trials. We rely on CDMOs for manufacturing, filling, packaging, testing, storing and shipping of drug products in compliance with cGMP, regulations applicable to our products. The FDA and other regulatory agencies ensure the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packaging of a drug product. If our CDMOs increase their prices or fail to meet our quality standards, or those of regulatory agencies such as the FDA, and cannot be replaced by other acceptable CDMOs, our ability to obtain regulatory approval for and commercialize our Product Candidates may be materially adversely affected.

The APIs used in all of our Product Candidates are currently sourced from either contract manufacturers or, for smaller quantities, from research material suppliers, that typically utilize synthetic chemistry as their manufacturing method. This is intended to be an interim step to enable us to proceed with developing our formulation, execute preclinical toxicology studies and progress through Phase I and II clinical trials, after which time we anticipate that we will have been able to successfully scale-up our IntegraSynTM manufacturing approach so that it will be GMP- ready at pharmaceutical grade. Bridging studies consisting of chemical analysis and, possibly, animal studies may be required in order to switch our APIs from the current external manufacturing sources to our internally manufactured products. There is no guarantee that we will be successful in scaling up our IntegraSynTM manufacturing process for cannabinoids, or successfully complete any required bridging studies, or be able to successfully transfer our IntegraSynTM manufacturing process to a CDMO. The key risks and challenges associated with the development of the IntegraSynTM process include: failure to continue optimization and development of the process manufacturing steps from the current scale while maintaining the same or greater output of the selected cannabinoid; equipment and techniques may not be able to be scaled up using existing commercial processing equipment; supply of the key starting materials for the process may not be secured to ensure stability and security of commercial supply; and, failure of the large scale process to consistently produce the selected cannabinoid within set specifications and meeting the process parameters and in process controls to enable the manufacturing process to be validated for GMP commercial production of an API, among others. Failing to accomplish these or other criteria for the IntegraSynTM manufacturing process with a CDMO may mean that we are not able to produce certain cannabinoids in a cost-effective manner. This could result in us not being able to successfully commercialize or utilize our APIs in our Product Candidates, if any, that may obtain regulatory approval.

Our existing collaboration agreements and any that we may enter into in the future may not be successful.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, companies that conflict in interests with and pose a competitive threat to us. Moreover, to the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish, implement and maintain collaborations or other alternative arrangements if we choose to enter into such arrangements and our selected partners may be given, and may exercise, a right to terminate their agreement with us without cause. Our Collaborative Research Agreement with the University of British Columbia may be terminated by either party upon 30 calendar days written notice. The terms of any collaboration or other arrangements that we may establish may not be favorable to us.

For all of the aforesaid reasons and others set forth in this registration statement, an investment in our common shares and any other securities that we may offer from time to time involves a certain degree of risk. Any person considering an investment in our common shares or any other of our securities should be aware of these and other factors set forth in this registration statement and should consult with his or her legal, tax and financial advisors prior to making an investment in our common shares or any other of our securities that may be offered from time to time. Our common shares and any other securities that we may offer from time to time should only be purchased by persons who can afford to lose all of their investment.

DESCRIPTION OF THE PRIVATE PLACEMENT

On July 2, 2021, we closed the Private Placement with a single accredited institutional investor for approximately $12.0 million in gross proceeds and $11.0 million of net proceeds after deducting placement agent compensation, transaction costs, fees and expenses in the Private Placement. In connection with the close of the Private Placement, we issued that investor (i) 890,000 common shares of the Company, (ii) pre-funded warrants to purchase up to 3,146,327 common shares of the Company at an exercise price of $0.0001 per share and (iii) warrants to purchase up to 4,036,327 common shares of the Company, or Series A warrants, at an exercise price of $2.848 per share.

Pursuant to our contractual obligations under a registration rights agreement we entered into in connection with the Private Placement, we are required to file a registration statement (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “Securities Act”) within ten (10) business days following the close of the Private Placement. This Registration Statement covers: (i) common shares issued in the Private Placement; (ii) common shares issuable upon the exercise of the Series A warrants issued in the Private Placement, (iii) common shares issuable upon the exercise of the pre-funded warrants issued in the Private Placement, and (iv) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing. We have agreed to take all necessary actions and make all necessary filings to keep the Registration Statement effective for a period that extends from the first date on which the United States Securities and Exchange Commission (the “SEC”) issues an order of effectiveness in relation to the Registration Statement until such date as our legal counsel issues a legal opinion asserting that the shares of our common stock registered for resale under this prospectus are available for resale under Rule 144 of the Securities Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

●	Our researching, developing, manufacturing and commercializing cannabinoid-based biopharmaceutical products will treat diseases with high unmet medical needs;

●	The continued optimization of the cannabinoid manufacturing approach including the high-efficiency enzyme, biofermentation parameters and downstream purification;

●	Our success in initiating discussions with potential partners for licensing various aspects of our Product Candidates, including an ocular delivery system;

●	Our ability to register and commercialize products in the United States and other jurisdictions;

●	Our ability to successfully build a dedicated cannabinoid manufacturing facility, to access existing manufacturing capacity via leases with third-parties or to transfer our IntegraSynTM process for manufacturing to a contract manufacturing organization with existing infrastructure to produce for us the preclinical, clinical and commercial scale API supply for our Product Candidates;

●	Our belief that the IntegraSynTM manufacturing approach that we are developing is robust and effective and will result in high yields of cannabinoids;

●	Our belief that the IntegraSynTM manufacturing approach that we are developing will be a significant improvement upon existing manufacturing platforms, such as direct extraction, which needs an agricultural-centric process, including planting, growing, harvesting, and extraction;

●	Our belief that a single-agent formulation, rather than a combination product, will improve the probability of development and regulatory success in EB;

●	Our belief that that INM-755 offers specific advantages and will prove to provide the extensive relief symptomology with the added potential of addressing the underlying disease in EB;

●	The structure of future INM-755 studies;

●	Beginning patient enrollment into a Phase II study in EB in the second half of calendar year 2021;

●	Our ability of the IntegraSynTM approach to introduce a revenue stream to us before the expected commercial approval of our therapeutic programs;

●	Our ability to successfully scale up our IntegraSynTM approach so that it will be commercial-scale ready after Phase II clinical trials are completed, after which time we may no longer need to source APIs from contract manufacturers;

●	The success of the key next steps in our IntegraSynTM approach, including continuing efforts to diversify the number of cannabinoids produced, scaling-up the IntegraSynTM process to larger vessels and identifying external vendors to assist in the commercial scale-up of the process;

●	Our ability to optimize IntegraSynTM fermentation conditions and downstream purification processes with third party suppliers;

●	Our ability to successfully make determinations as to which research and development programs to continue based on several strategic factors;

●	Our ability to monetize our IntegraSynTM manufacturing approach to the broader pharmaceutical industry;

●	Our ability to take an opportunistic approach in the rapidly emerging sector of cannabinoid pharmaceutical development to maximize the return to investors/shareholders;

●	Whether we will complete the acquisition of BayMedica and the terms upon which such transaction may be consummated;

●	Our ability to continue to outsource the majority of our research and development activities through scientific collaboration agreements and arrangements with various scientific collaborators, academic institutions and their personnel;

●	The success of work to be conducted under the research and development collaboration between us and various CDMOs;

●	Our ability to develop our therapies through early human testing;

●	Our ability to evaluate the financial returns on various commercialization approaches for our Product Candidates, such as a ‘go it-alone’ commercialization effort, out-licensing to third parties, or co-promotion agreements with strategic collaborators;

●	Our ability to oversee clinical trials for INM-755 in EB and building the requisite internal commercialization infrastructure to self-market the product to EB clinics;

●	Our ability to find a partnership early in the development process for INM-088 in glaucoma;

●	Our IntegraSynTM-derived products being bio-identical to the naturally occurring cannabinoids, and offering superior ease, control and quality of manufacturing when compared to alternative methods;

●	Our ability to scale-up our IntegraSynTM manufacturing approach to GMP batch size;

●	Our ability to explore IntegraSynTM as a process which may confer certain benefits, either cost, yield, speed, or all of the above, when pursuing specific types of cannabinoids, and filing a provisional patent application for same;

●	Plans regarding our next steps, options, and targeted benefits of the IntegraSynTM approach;

●	Our ability to potentially earn revenue from our IntegraSynTM approach by (i) becoming a supplier of APIs to the pharmaceutical industry and/or (ii) providing pharmaceutical-grade ingredients to the non-pharmaceutical market;

●	Our plans to work closely with regulatory authorities and clinical experts in developing the clinical program for INM-755;

●	Our ability to successfully prosecute patent applications for the treatment of glaucoma;

●	Our ability to complete formulation development and proof-of-concept in vivo studies for INM-088 in preparation for clinical trial enabling pharmacology and toxicology studies expected to begin in 2H21;

●	INM-088 being a once-a-day or twice-a-day eye drop medication that will compete with treatment modalities in the medicines category;

●	The potential of INM-088 to assist in reducing the high rate of non-adherence with current glaucoma therapies;

●	Our belief that with a novel delivery system, the reduction of IOP and/or providing neuroprotection in glaucoma patients by topical (eye drop) application of cannabinoids will hold significant promise as a new therapy;

●	The potential for any of our patent applications to provide intellectual property protection for us;

●	Our ability to secure insurance coverage for shipping and storage of Product Candidates, and clinical trial insurance;

●	Our ability to expand our insurance coverage to include the commercial sale of approved drug products;

●	Our continuing investment in each of our non-core asset programs;

●	Our ability to find strategic partners to assist with development of non-core asset programs;

●	Our ability to initiate discussions with potential partners;

●	Our ability to position ourselves to achieve value-driving, near term milestones for our Product Candidates with limited investment;

●	Our ability to execute our business strategy;

●	Critical accounting estimates;

●	Management’s assessment of future plans and operations;

●	The outlook of our business and the global economic and geopolitical conditions;

●	The competitive environment in which we and our business units operate; and

●	Our ability to declare dividends.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common shares being offered for sale by the selling shareholder. Upon the cash exercise of the warrants we will receive an aggregate of approximately $11.5 million. We will bear all fees and expenses incident to our obligation to register the common shares. Brokerage fees, commissions and similar expenses, if any, attributable to the sale of shares offered hereby will be borne by the applicable selling shareholder.

DIVIDEND POLICY

We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our common shares. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our Board and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our Board may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors.” We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Therefore, no reader of this document should rely on these statements being current as of any time other than the time at which this document is declared effective by the SEC.

All dollar amounts stated herein are in U.S. dollars unless specified otherwise.

Overview

We are a clinical stage pharmaceutical company developing a pipeline of cannabinoid-based prescription drug products targeting treatments for diseases with high unmet medical needs in a range of disease categories including dermatology and ocular diseases, among others. We work exclusively with non-plant-derived (synthetically manufactured), highly purified individual cannabinoid compounds. In parallel to our therapeutic programs, we are developing an integrated cannabinoid manufacturing technology to facilitate access to rare cannabinoids that are otherwise not available at commercial scale and low cost. Our goal is to be a leader in bringing cannabinoid-based therapies to patients who may benefit from them. We are focused on bringing strict scientific discipline to the field of cannabinoid medicine to unlock the full potential of this class of drugs.

We are developing an integrated cannabinoid manufacturing system for pharmaceutical-grade cannabinoids, called IntegraSyn™, as well as multiple cannabinoid-based medications that target diseases with high unmet medical needs (collectively, “Product Candidates”). Our active pharmaceutical ingredients, or “APIs”, which are the ingredients that give medicines their effects, are synthetically made and, therefore, we have no direct contact with the actual Cannabis plant at any point in our research and development activities. We do not grow nor utilize Cannabis nor its extracts in any of our products; our products are applied topically (not inhaled nor ingested); and, we do not utilize tetrahydrocannabinol, or “THC”, nor cannabidiol, or “CBD”, the most common cannabinoid compounds that are typically extracted from the Cannabis plant, in any of our products. The API under development for our initial two product candidates, INM-755 for Epidermolysis Bullosa, or “EB”, and INM-088 for glaucoma, is a rare cannabinoid named cannabinol, or “CBN”. While the development of a cannabinoid manufacturing technology is one element of our business plan, the success of our current and potential clinical development programs is not contingent upon the success of our manufacturing technology, as we currently have identified multiple third-party sources of our target cannabinoid, CBN, at pharmaceutical grade. Should we elect to rely on internally produced API for either our clinical trials or, in the event of any regulatory approval of our drug products, for any commercialized products, we will need to scale up our cannabinoid manufacturing system. There is no guarantee that we will be successful in scaling up our manufacturing process for cannabinoids, successfully complete any required bridging studies from external to internal API or be able to successfully transfer our manufacturing process to a contract development and manufacturing organization, or “CDMO”. Additional uses of both INM-755 and INM-088 are being explored, as well as the application of additional rare cannabinoids to treat diseases.

We believe we are positioned to develop multiple product candidates in diseases which may benefit from medicines based on rare cannabinoid compounds. Most current cannabinoid therapies are based specifically on CBD and/or THC and are often delivered orally, which has limitations and drawbacks, such as side effects (including the psychoactive effects of THC). Currently, we intend to deliver our rare cannabinoid pharmaceuticals through various topical formulations (cream for dermatology, eye drops for ocular diseases) as a way of seeking to minimize systemic exposure and any related unwanted systemic side effects, including any drug-drug interactions and any metabolism of the active pharmaceutical ingredient by the liver. This approach enables the treatment of the specific disease at the site of the disease, leading to negligible exposure of the drug to the rest of the body. We do not extract our rare cannabinoids from the Cannabis plant, but instead source purified, chemically identical compounds manufactured via non-extraction approaches such as chemical synthesis and biosynthesis.

Since our acquisition of Biogen Sciences Inc., a privately held British Columbia pharmaceutical company focused on drug discovery and development of cannabinoids in 2014, our operations have focused on conducting research and development for our Product Candidates and for our integrated, biosynthesis-based manufacturing technology, establishing our intellectual property, organizing and staffing our company, business planning and capital raising. To date, we have funded our operations primarily through the issuance of common shares.

We have incurred significant operating losses since our inception and since the acquisition of Biogen Science Inc. and we expect to continue to incur significant operating losses for the foreseeable future. Our ability to generate product revenue, if ever, that is sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our drug candidates and/or our integrated, biosynthesis-based manufacturing technology. Our net comprehensive loss was $6.5 million and $8.0 million for the nine months ended March 31, 2021 and 2020, respectively. As of March 31, 2021, we had an accumulated deficit of $71.6 million, which includes all losses since our inception in 1981 and during the periods that the company operated in a range of business sectors including software and energy. Our accumulated deficit increased between 2014, when we began focusing on the development of cannabinoid-derived pharmaceuticals following the acquisition of Biogen Science Inc., and March 31, 2021 by approximately $42.8 million. We expect our expenses and operating losses will increase substantially over the next several years in connection with our ongoing activities as we:

●	continue to further advance the development of our IntegraSyn™ manufacturing approach;

●	continue to further advance the INM-755 program, our lead drug candidate for the treatment of EB;

●	continue to further advance the INM-088 program, our drug candidate for the treatment of glaucoma;

●	investigate our Product Candidates for additional indications;

●	pursue the discovery of drug targets for other diseases with high unmet medical needs and the subsequent development of any resulting Product Candidates;

●	seek regulatory approvals for any Product Candidates that successfully complete clinical trials;

●	scale-up our manufacturing processes and capabilities, or arrange for a third party to do so on our behalf, to support our clinical trials of our Product Candidates and commercialization of any of our Product Candidates for which we obtain marketing approval;

●	acquire or in-license products externally developed product(s) and/or technologies;

●	maintain, expand, enforce, defend and protect our intellectual property;

●	hire additional clinical, quality control and scientific personnel; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts and our operations as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our Product Candidates, or grant rights to external entities to develop and market our Product Candidates, even if we would otherwise prefer to develop and market such Product Candidates ourselves.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of increased expenses or the timing of when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

Components of Results of Operations

Revenue

We have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products for several years, if at all. If our development efforts for our current or future Product Candidates are successful and result in marketing approval, we may generate revenue in the future from product sales. We cannot predict if, when or to what extent we will generate revenue from the commercialization and sale of our Product Candidates. We may never succeed in obtaining regulatory approval for any of our Product Candidates.

We may also, in the future, enter into license or collaboration agreements for our Product Candidates or intellectual property, and we may generate revenue in the future from payments as a result of such license or collaboration agreements.

Operating Expenses

Research and Development and Patent Expenses

Research and development and patent expenses represent costs incurred by us for the discovery, development, and manufacture of our Product Candidates and include:

●	external research and development expenses incurred under agreements with contract research organizations, or “CROs”, CDMOs and consultants;

●	salaries, payroll taxes, employee benefits expenses for individuals involved in research and development efforts;

●	research supplies; and

●	legal and patent office fees related to patent and intellectual property matters.

We expense research and development costs as incurred. We recognize expenses for certain development activities, such as preclinical studies and manufacturing, based on an evaluation of the progress to completion of specific tasks using data or other information provided to us by our vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of expenses incurred. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. These amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

External costs represent a significant portion of our research and development expenses, which we track on a program-by-program basis following the nomination of a development candidate. Our internal research and development expenses consist primarily of personnel-related expenses, including salaries, benefits and stock-based compensation expense. We do not track our internal research and development expenses on a program-by-program basis as the resources are deployed across multiple projects.

The successful development of our Product Candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the remainder of the development of our Product Candidates. We are also unable to predict when, if ever, material net cash inflows will commence from our Product Candidates, if approved. This is due to the numerous risks and uncertainties associated with developing our Product Candidates, including the uncertainty related to:

●	the timing and progress of preclinical and clinical development activities;

●	the number and scope of preclinical and clinical programs we decide to pursue;

●	our ability to raise additional funds necessary to complete preclinical and clinical development and commercialization of our Product Candidates and to advance the development of our biosynthesis-based manufacturing technology;

●	our ability to maintain our current research and development programs and to establish new ones;

●	our ability to establish licensing or collaboration arrangements;

●	the progress of the development efforts of parties with whom we may enter into collaboration arrangements;

●	the successful initiation and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

●	the receipt and related terms of regulatory approvals from applicable regulatory authorities;

●	the availability of raw materials and API for use in production of our Product Candidates;

●	our ability to establish and operate a manufacturing facility, or secure manufacturing supply through relationships with third parties;

●	our ability to consistently manufacture our Product Candidates in quantities sufficient for use in clinical trials;

●	our ability to obtain and maintain intellectual property protection and regulatory exclusivity, both in the United States and internationally;

●	our ability to maintain, enforce, defend and protect our rights in our intellectual property portfolio;

●	the commercialization of our Product Candidates, if and when approved;

●	our ability to obtain and maintain third-party payor coverage and adequate reimbursement for our Product Candidates, if approved;

●	the acceptance of our Product Candidates, if approved, by patients, the medical community and third-party payors;

●	competition with other products; and

●	a continued acceptable safety profile of our products following receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of any of our Product Candidates would significantly change the costs and timing associated with the development of that product candidate, and potentially other candidates.

Research and development activities account for a significant portion of our operating expenses. We expect our research and development expenses to increase significantly in future periods as we continue to implement our business strategy, which includes advancing our IntegraSyn™ manufacturing approach to commercial scale and our drug candidates into and through clinical development, expanding our research and development efforts, including hiring additional personnel to support our research and development efforts, and ultimately seeking regulatory approvals for our drug candidates that successfully complete clinical trials. In addition, drug candidates in later stages of clinical development generally incur higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, although we expect our research and development expenses to increase as our drug candidates advance into later stages of clinical development, we do not believe that it is possible at this time to accurately project total program-specific expenses through to commercialization. There are numerous factors associated with the successful commercialization of any of our Product Candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development.

General and Administrative Expenses

General and administrative expenses consist of personnel-related costs, including salaries, benefits and stock-based compensation expense, for our personnel in executive, finance and accounting, human resources, business operations and other administrative functions, investor relations activities, legal fees related to corporate matters, fees paid for accounting and tax services, consulting fees and facility-related costs.

We expect our general and administrative expenses will increase for the foreseeable future to support our expanded infrastructure and increased costs of expanding our operations and operating as a public company. These increases will likely include increased expenses related to accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.

Amortization and Depreciation

Intangible assets are comprised of intellectual property that we acquired in 2014 and 2015. The intellectual property is recorded at cost and is amortized on a straight-line basis over an estimated useful life of 18 years net of any accumulated impairment losses. Equipment and leasehold improvements are depreciated using the straight-line method based on their estimated useful lives.

Share-based Payments

Share-based payments is the stock-based compensation expense related to our granting of stock options to employees and others. The fair value, at the grant date, of equity-settled share awards is charged to our loss over the period for which the benefits of employees and others providing similar services are expected to be received. The vesting components of graded vesting employee awards are measured separately and expensed over the related tranche’s vesting period. The amount recognized as an expense is adjusted to reflect the number of share options expected to vest. The fair value of awards is calculated using the Black-Scholes option pricing model which considers the exercise price, current market price of the underlying shares, expected life of the award, risk-free interest rate, expected volatility and the dividend yield. For more information, please see “Share-based Payments” under “Critical Accounting Policies and Significant Judgements and Estimates” below.

Derivative financial instruments

We generally do not use derivative instruments to hedge exposures to cash-flow or market risks; however, certain warrants to purchase common stock that do not meet the requirements for classification as equity are classified as liabilities with attributable transaction costs recognized in the Statement of Operations. Such financial instruments are initially recorded at fair value with subsequent changes in fair value charged (credited) to operations in each reporting period. If these instruments subsequently meet the requirements for classification as equity, the Company reclassifies the fair value to equity.

Other Income

Other income consists primarily of interest income earned on our cash, cash equivalents and short-term investments.

Foreign Currency Translation Gain (Loss)

Prior to January 1, 2021, our assets and liabilities were translated from our then Canadian dollar functional currency to the U.S. dollar presentation currency based on the exchange rate at the balance sheet date. Our income and expense, capital transactions and cash flows were translated to U.S. dollar presentation currency using the exchange rates prevailing at the transaction date or at an appropriate average exchange rate. Foreign currency translation adjustments to arrive at the presentation currency were recognized as a component of comprehensive income.

During the quarter ended March 31, 2021, we reassessed our functional currency and determined that our functional currency changed from the Canadian dollar to the U.S. dollar based on our analysis of the changes in the primary economic environment in which we operate. The change in functional currency is accounted for prospectively from January 1, 2021 and prior year financial statements have not been restated for the change in functional currency.

From January 1, 2021 transactions in foreign currencies are translated to the functional currency at exchange rates at the date of the transactions. Period end balances of monetary assets and liabilities in foreign currencies are translated to the functional currency using the period end foreign currency rates.

Results of Operations

Comparison of the nine months ended March 31, 2021 and 2020

	Nine Months Ended March 31,			%
	2021	2020	Change	Change
	(in thousands)
Operating expenses:
Research and development and patents	$3,622	$4,844	$(1,222)	(25%)
General and administrative	2,918	2,662	256	10%
Amortization and depreciation	92	86	6	7%
Total operating expenses	6,632	7,592	(960)	(13%)
Interest income	11	125	(114)	(91%)
Finance expense	(360)	-	(360)	nm
Unrealized gain on derivative warrants liability	243	-	243	nm
Foreign exchange (loss) gain	(206)	143	(349)	(244%)
Net loss	$(6,944)	$(7,324)	$380	(5%)

Research and Development and Patents Expenses

Research and development and patents expenses decreased by $1.2 million, or 25%, for the nine months ended March 31, 2021 compared to the nine months ended March 31, 2020. The reduction in research and development and patents expenses was primarily due to decreased spending on the integrated cannabinoid manufacturing program and the INM-755 program, including decreased purchases of the active pharmaceutical ingredients used in INM-755 clinical trials. In addition, share-based payments were lower for the nine months ended March 31, 2021.

General and administrative expenses

General and administrative expenses increased by $0.3 million, or 10%, for the nine months ended March 31, 2021 compared to the nine months ended March 31, 2020. The increase results from a combination of changes including substantially higher insurance fees, offset by lower share-based payments and lower legal costs associated with negotiating contracts and other matters in the current period and certain current year legal costs being capitalized to equity.

Finance expense

Finance expense is $0.4 million for the nine months ended March 31, 2021, compared to $Nil for the nine months ended March 31, 2020. Finance expense is comprised of financing transaction costs, from the November 2020 public offering, allocated to the derivative warrants liability.

Unrealized gain of derivative warrants liability

Unrealized gain of derivative warrants liability is $0.2 million for the nine months ended March 31, 2021, compared to $Nil for the nine months ended March 31, 2020, is the change in fair value of derivative warrants liability during the period.

Foreign exchange loss

Foreign exchange loss increased by $0.3 million, or 244%, for the nine months ended March 31, 2021, compared to the nine months ended March 31, 2020, as a result of holding non-Canadian denominated assets and liabilities for the six months ended December 31, 2020 and holding non-US denominated assets and liabilities for the three months ended March 31, 2021.

Prior to January 1, 2021, the Company’s functional currency was the Canadian dollar and its presentation currency was the U.S. dollar.  During the quarter, the Company reassessed its functional currency and determined that its functional currency changed from the Canadian dollar to the U.S. dollar based on management’s analysis of the changes in the primary economic environment in which the Company operates. The change in functional currency is accounted for prospectively from January 1, 2021 and prior year financial statements have not been restated for the change in functional currency.

Comparison of the years ended June 30, 2020 and 2019

The following table summarizes our results of operations for the years ended June 30, 2020 and 2019:

	Year Ended June 30,			%
	2020	2019	Change	Change
	(in thousands)
Operating expenses:
Research and development and patents	$5,811	$5,126	$685	13%
General and administrative	3,227	4,297	(1,070)	(25)%
Amortization and depreciation	112	119	(7)	(6)%
Total operating expenses	9,151	9,542	(391)	(4)%
Interest income	130	328	(198)	(60)%
Foreign exchange gain (loss)	82	(34)	116	(341)%
Net loss	$(8,939)	$(9,248)	$309	(3)%

Research and Development and Patents Expenses

Research and development and patents expenses increased by $0.7 million, or 13%, for the year ended June 30, 2020 from the year ended June 30, 2019. The increase in research and development and patents expenses was primarily due to work associated with the commencement of clinical trials, the preclinical studies required for the regulatory application to initiate clinical trials for INM-755, and increased spending on our biosynthesis-based manufacturing program. This resulted in an increase in expenditures, including fees paid to our external contracts, including CROs and CDMOs, of $0.8 million and an increase in payroll and personnel-related expenses, including salaries and benefits of $0.3 million, offset by a decrease in share-based compensation of $0.4 million.

General and administrative expenses

General and administrative expenses were $3.2 million for the year ended June 30, 2020, compared to $4.3 million for the year ended June 30, 2019. The decrease of $1.1 million was primarily a result of reduced non-cash share-based compensation expense and external investor relations activities. These decreases were partially offset primarily by higher payroll and personnel-related expenses.

Interest income

Interest income decreased by $0.2 million for the year ended June 30, 2020 compared to the year ended June 30, 2019 as a result of decreased cash, cash equivalents and short-term investments and lower amounts of interest-bearing cash, cash equivalents and short-term investments in 2020 compared to 2019.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue from any product sales or any other sources and have incurred significant operating losses and negative cash flows from our operations. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of common shares.

As of March 31, 2021, we had cash and cash equivalents of $9.5 million.

The following table summarizes our cash flows for each of the periods presented:

(in thousands)	Year Ended June 30, 2020	Year Ended June 30, 2019	Nine Months Ended March 31, 2021	Nine Months Ended March 31, 2020
Net cash used in operating activities	$(7,375)	$(6,625)	$(7,785)	$(5,976)
Net cash provided by (used in) investing activities	3,791	(2,088)	-	3,790
Net cash (used in) provided by financing activities	(31)	205	10,938	-
Effects of foreign exchange on cash and cash equivalents	(416)	17	495	(682)
Net (decrease) increase in cash and cash equivalents	$(4,031)	$(8,491)	$3,648	$(2,868)

Operating Activities

During the year ended June 30, 2020, we used cash in operating activities of $7.4 million, primarily resulting from our net loss of $8.9 million, partially offset primarily by non-cash share-based compensation expenses of $1.0 million and an increase in non-cash working capital.

During the year ended June 30, 2019, we used cash in operating activities of $6.6 million, primarily resulting from our net loss of $9.2 million, partially offset primarily by non-cash share-based compensation expenses of $2.3 million.

During the nine months ended March 31, 2021, we used cash in operating activities of $7.8 million, primarily resulting from our net loss of $6.9 million combined with $1.5 million used in changes in our non-cash working capital, partially offset primarily by non-cash share-based compensation expenses, financing expenses allocated to warrants, and changes in the valuation of the derivative warrants liability.

During the nine months ended March 31, 2020, we used cash in operating activities of $6.0 million, primarily resulting from our net loss of $7.3 million offset primarily by non-cash share-based compensation expenses.

Investing Activities

During the year ended June 30, 2020, investing activities provided $3.8 million, consisting primarily of the net disposition of short-term investments to fund our operating activities.

During the year ended June 30, 2019, we used cash in investing activities of $2.1 million, consisting primarily of the net purchase of short-term investments.

During the nine months ended March 31, 2021, we had no cash provided by or used in investing activities.

During the nine months ended March 31, 2020, investing activities provided $3.8 million, consisting primarily of the net disposition of short-term investments to fund our operating activities.

Financing Activities

During the year ended June 30, 2020, we used less than $0.1 in financing activities in preparation for our planned financing.

During the year ended June 30, 2019, we had cash provided by financing activities of $0.2 million, from proceeds upon the exercise of stock options.

During the nine months ended March 31, 2021, cash provided by financing activities of $10.9 million consisted of $12.5 million of gross proceeds from a public offering of our common shares offset by transaction costs of $1.5 million.

During the nine months ended March 31, 2020, we had no cash provided by or used in financing activities.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing research and development activities, particularly as we continue the research and development of and the clinical trials for our Product Candidates. In addition, we expect to incur additional costs associated with operating as a US-listed public company. As a result, we expect to incur substantial operating losses and negative operating cash flows for the foreseeable future.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), we have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the condensed consolidated interim financial statements are issued.

Through March 31, 2021, we have funded our operations primarily with proceeds from the sale of common stock. The Company has incurred recurring losses and negative cash flows from operations since its inception, including net losses of $6.9 million and $7.3 million for the nine months ended March 31, 2021 and 2020, respectively. In addition, the Company had an accumulated deficit of $71.6 million as of March 31, 2021. Our accumulated deficit increased between 2014, when we began focusing on the development of cannabinoid-derived pharmaceuticals following the acquisition of Biogen Science Inc., and March 31, 2021 by approximately $42.8 million and we expect to continue to generate operating losses for the foreseeable future.

As of the issuance date of the condensed consolidated interim financial statements, we expect our cash and cash equivalents of $9.5 million as of March 31, 2021 will be sufficient to fund our operating expenses and capital expenditure requirements into the second quarter of fiscal 2022. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. As a result, we have concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued.

On July 2, 2021, we closed the Private Placement of common shares, Series A warrants and pre-funded warrants with a single accredited institutional investor for approximately $12.0 million of gross proceeds and $11.0 million of net proceeds after deducting placement agent fees and selling expenses.

We expect to continue to seek additional funding through equity financings, debt financings or other capital sources, including collaborations with other companies, government contracts or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of our existing stockholders.

Our funding requirements and timing and amount of our operating expenditures will depend largely on:

●	the progress, costs and results of our planned Phase II clinical trial;

●	the scope, progress, results and costs of discovery research, preclinical development, laboratory testing and clinical trials for our Product Candidates;

●	the scope, progress, results and costs of development of our IntegraSynTM manufacturing approach;

●	the number of and development requirements for other Product Candidates that we pursue;

●	the costs, timing and outcome of regulatory review of our Product Candidates;

●	our ability to enter into contract manufacturing arrangements for supply of API and manufacture of our Product Candidates and the terms of such arrangements;

●	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

●	the costs and timing of future commercialization activities, including product manufacturing, sales, marketing and distribution, for any of our Product Candidates for which we may receive marketing approval;

●	the amount and timing of revenue, if any, received from commercial sales of our Product Candidates for which we receive marketing approval;

●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims;

●	expansion costs of our operational, financial and management systems and increases to our personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a dual listed company; and

●	the costs to obtain, maintain, expand and protect our intellectual property portfolio.

A change in the outcome of any of these or other variables with respect to the development of any of our Product Candidates could significantly change the costs and timing associated with the development of that Product Candidate. We will need to continue to rely on additional financing to achieve our business objectives.

In addition to the variables described above, if and when any of our Product Candidates successfully complete development, we will incur substantial additional costs associated with regulatory filings, marketing approval, post-marketing requirements, maintaining our intellectual property rights, and regulatory protection, in addition to other commercial costs. We cannot reasonably estimate these costs at this time.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity or debt financings and collaboration arrangements. We currently have no credit facility or committed sources of capital. To the extent that we raise additional capital through the future sale of equity securities, the ownership interests of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common shareholders. If we raise additional funds through the issuance of debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts, and additional capital may not be available on reasonable terms, or at all. If we raise additional funds through collaboration arrangements or other strategic transactions in the future, we may have to relinquish valuable rights to our technologies, future revenue streams or Product Candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate development or future commercialization efforts or grant rights to develop and market Product Candidates that we would otherwise prefer to develop and market ourselves.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Significant Judgments and Estimates

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Management’s Discussion and Analysis.

This discussion and analysis of our financial condition and results of operations is based on our condensed consolidated interim financial statements included as part of this registration statement, which have been prepared in accordance with U.S. GAAP. The preparation of our condensed consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the revenue and expenses incurred during the reported periods. We base estimates on our historical experience, known trends and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The full details of our accounting policies are presented in Note 2 of our audited consolidated financial statements for the year ended June 30, 2020 accompanying this Registration Statement. In addition, Note 2 to our unaudited condensed consolidated interim financial statements as of and for the nine months ended March 31, 2021 includes a new accounting policy for derivative warrants liability. These policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of our financial statements and the uncertainties that could have a bearing on its financial results. The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results are research and development costs and share based payments.

Research& Development and Patents costs:

Research and development and patents costs is a critical accounting estimate due to the magnitude and nature of the assumptions that are required to calculate third-party accrued and prepaid research and development expenses. Research and development costs are charged to expense as incurred and include, but are not limited to, personnel compensation, including salaries and benefits, services provided by CROs that conduct preclinical studies, costs of filing and prosecuting patent applications, and lab supplies.

The amount of expenses recognized in a period related to service agreements is based on estimates of the work performed using an accrual basis of accounting. These estimates are based on services provided and goods delivered, contractual terms and experience with similar contracts. We monitor these factors and adjust our estimates accordingly.

Share-based payments and derivative financial instruments:

The fair value, at the grant date, of equity share awards is charged to income or loss over the period for which the benefits of employees and others providing similar services are expected to be received, generally the vesting period. The corresponding accrued entitlement is recorded in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to vest. The fair value of awards is calculated using the Black-Scholes option pricing model which considers the following factors:

●	Exercise price

●	Current market price of the underlying shares

●	Expected life of the award

●	Risk-free interest rate

●	Expected volatility

●	Dividend yield

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, forfeiture rates and corporate performance. For employee awards, we use the “simplified method” to determine the expected term of options. Under this method, the expected term represents the average of the vesting period and the contractual term. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates. If we had made different judgments and assumptions than those described previously, the amount of our share-based payments expense, net loss and net loss per common shares amounts could have been materially different.

Derivative financial instruments are initially recorded at fair value with subsequent changes in fair value charged (credited) to operations in each reporting period. We re-value the derivative warrants liability each reporting period using the Black-Scholes option pricing model which, similar to equity share awards, considers the factors listed above with the related assumptions and judgements. Changes in these assumptions affect the fair value estimates. If we had made different judgments and assumptions than those used, the amount of our derivative warrants liability and resulting charges to operations, net loss and net loss per common shares amounts could have been materially different. We recorded a derivative warrants liability for the warrants issued in conjunction with our November 2020 public offering of our common shares as the warrants were priced in U.S. dollars while our functional currency was the Canadian dollar. On January 1, 2021, our functional currency changed from the Canadian dollar to the U.S. dollar resulting in a reclassification of the derivative warrants liability to additional paid-in capital.

Contingent Liabilities

In July 2020, in connection with a proposed public offering of our common shares, two inadvertent disclosures of already publicly available information were made that may have exceeded the scope permissible under Rule 134 of the Securities Act of 1933, and thus may not be entitled to the “safe-harbor” provided by Rule 134. As a result, either of the two inadvertent disclosures could be determined to not be in compliance for a registered securities offering under Section 5 of the Securities Act of 1933. If either of the two inadvertent disclosures are determined by a court to be a violation by the Company of the Securities Act of 1933, the recipients of the inadvertent disclosures who purchase our common shares in the Company’s planned offering may have a rescission right, which could require the Company to repurchase those shares at their original purchase price with interest or a claim for damages if the purchaser no longer owns the securities, for one year following the date of the possible violation. The Company could also incur considerable expenses if it were to contest any such claims. Consequently, a contingent liability may arise out of this possible violation of the Securities Act of 1933. The likelihood and magnitude of this potential contingent liability, if any, is not determinable at this time.

Going Concern

Through March 31, 2021, we have funded our operations primarily with proceeds from the sale of common shares. We have incurred recurring losses and negative cash flows from operations since our inception, including net losses of $6.9 million and $7.3 million for the nine months ended March 31, 2021 and 2020, respectively. In addition, we have an accumulated deficit of $71.6 million as of March 31, 2021. Our accumulated deficit increased between 2014, when we began focusing on the development of cannabinoid-derived pharmaceuticals following the acquisition of Biogen Science Inc., and March 31, 2021 by approximately $42.8 million and we expect to continue to generate operating losses for the foreseeable future.

We expect our cash and cash equivalents of $9.5 million as of March 31, 2021 will be sufficient to fund our operating expenses and capital expenditure requirements into the second quarter of fiscal 2022. Our future viability beyond that point is dependent on our ability to raise additional capital to finance its operations. As a result, we have concluded that there is substantial doubt about our ability to continue as a going concern within one year after the date that the condensed consolidated interim financial statements, included elsewhere in this report, were issued.

On July 2, 2021, we closed the Private Placement of common shares, Series A warrants and pre-funded warrants with a single accredited institutional investor for approximately $12.0 million of gross proceeds and $11.0 net proceeds after deducting placement agent fees and selling expenses.

We expect to seek additional funding through equity financings, debt financings or other capital sources, including collaborations with other companies, government contracts or other strategic transactions. We may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of our existing shareholders.

Recently issued accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Financial Instruments and Risk Management

We are exposed through our operations to the following financial risks:

●	Market Risk including foreign currency risk and interest rate risk

●	Credit Risk

●	Liquidity Risk

In common with all other businesses, we are exposed to risks that arise from any use of financial instruments. This section of the MD&A describes our objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements included in this registration statement.

There have been no substantive changes in our exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in this discussion and analysis.

General Objectives, Policies and Processes

The Board has overall responsibility for the determination of our risk management objectives and policies and, while retaining ultimate responsibility for them, has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to our management team. The effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets are reviewed periodically by the Board if and when there are any changes or updates required.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting our competitiveness and flexibility. Further details regarding these policies are set out below.

Financial Instruments

Our cash and cash equivalents of $9.5 million as at March 31, 2021 are measured at amortized cost and short-term investments, of less than $0.1 million, are measured at amortized cost.

Emerging Growth Company Status

As an “emerging growth company” under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for emerging growth companies include presentation of only two years of audited financial statements in a registration statement for an IPO, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to avail ourselves of this exemption and, if we do, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We may remain classified as an emerging growth company until the end of the fiscal year in which the fifth anniversary of our initial registered offering in the U.S. occurs, although if the market value of our common shares that is held by non-affiliates exceeds $700 million as of any December 31 before that time or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an emerging growth company as of June 30 of the following year. We also would cease to be an emerging growth company if we issue more than $1 billion of non-convertible debt over a three-year period.

BUSINESS

This section discusses our business assuming the completion of all of the transactions described in this prospectus.

Overview

We are a clinical stage pharmaceutical company developing a pipeline of prescription-based products targeting treatments for diseases with high unmet medical needs as well as developing proprietary manufacturing technologies.

We are developing an integrated biosynthesis-based manufacturing approach, called IntegraSynTM, for synthesizing pharmaceutical-grade cannabinoids, for potential use in product candidates. We are dedicated to delivering new therapeutic alternatives to patients who may benefit from cannabinoid-based medicines. Our approach leverages on the several thousand years’ history of health benefits attributed to the Cannabis plant and brings this anecdotal information into the 21st century by applying tried, tested and true pharmaceutical drug development discipline and a scientific approach to establish non-plant-derived (synthetically manufactured), individual cannabinoid compounds as clinically proven, FDA-approved medicines. While our activities do not involve direct use of Cannabis nor extracts from the plant, we note that the U.S. Food and Drug Administration (“FDA”) has, to date, not approved any marketing application for Cannabis for the treatment of any disease or condition and has approved only one Cannabis-derived and three Cannabis-related drug products. Our APIs, which are the ingredients that give medicines their effects, are synthetically made and, therefore, we have no interaction with the Cannabis plant. We do not grow nor utilize Cannabis nor its extracts in any of our products; our products are applied topically (not inhaled nor ingested); and, we do not utilize THC or CBD, the most common cannabinoid compounds that are typically extracted from the Cannabis plant, in any of our products. The API under development for our initial two drug candidates, INM-755 for EB and INM-088 for glaucoma, is CBN. Additional uses of both INM-755 and INM-088 are being explored, as well as the application of additional rare cannabinoids to treat diseases.

We believe we are positioned to develop multiple product candidates in diseases which may benefit from medicines based on rare cannabinoid compounds. Most currently approved cannabinoid therapies are based specifically on CBD and/or THC and are often delivered orally, which has limitations and drawbacks, such as side effects (including the psychoactive effects of THC). Currently, we intend to deliver our rare cannabinoid pharmaceuticals through various topical formulations (cream for dermatology, eye drops for ocular diseases) as a way of enabling treatment of the specific disease at the site of disease while seeking to minimize systemic exposure and any related unwanted systemic side effects, including any drug-drug interactions and any metabolism of the active pharmaceutical ingredient by the liver. THC and CBD can be obtained either from plant extraction or chemically synthesized. We plan to access rare cannabinoids via all non-extraction approaches, including our IntegraSynTM approach, thus negating any interaction with or exposure to the Cannabis plant.

 On June 29, 2021, we announced that we entered into a non-binding Letter of Intent (“LOI”) to acquire BayMedica Inc., a private company based in Nevada and California that specializes in the manufacture and commercialization of rare cannabinoids.

Corporate Information

We were originally incorporated in the Province of British Columbia, under the BCBCA, on May 19, 1981 with the name “Kadrey Energy Corporation”. We have undergone a number of corporate name and business sector changes since its incorporation, ultimately changing its name to “InMed Pharmaceuticals Inc.” on October 6, 2014 to signify our intent to specialize in cannabinoid pharmaceutical product development.

Our management team is comprised of highly experienced pharmaceutical and biotechnology executives with successful track records in researching, developing, gaining approval for and commercializing novel medicines to treat serious diseases. Each member of our management team has over 20 to 30 years of industry experience, including our CEO, CFO, and (Sr.) Vice Presidents of Clinical and Regulatory Affairs, of Preclinical Research and Development, and of Chemistry, Manufacturing and Controls. Together, this team has covered the spectrum of pharmaceutical drug discovery, preclinical research, formulation development, manufacturing, human clinical trials, regulatory submissions and approval, and global commercialization. Additionally, the team has significant experience in company formation, capital raises, mergers/acquisitions, business development, and sales and marketing in the pharmaceutical industry. Our Board is constituted by individuals with significant experience in the pharmaceutical and biotechnology industries. As of July 2, 2021, including our management team, we had 12 full time employees.

Rationale for Use of CBN in Pharmaceutical Drug Development

CBN is one of several rare cannabinoids naturally produced in the Cannabis plant, albeit at significantly lower levels relative to the more commonly known THC and CBD. Despite their common origin, different cannabinoids have been observed to have distinct physiological properties, we are specifically exploring these unique effects of CBN, as well as other rare cannabinoids, and their therapeutic potential to treat disease.

Rare vs. Major Cannabinoids: Types, Prevalence & Application

Our extensive preclinical testing has identified several unique properties of CBN that outperformed both THC and CBD in various disease-related assays and models. CBN can act with higher potency when interacting with some receptor systems in the body, while acting with lower potency for others.

INM-755, our lead product candidate, is being developed as a topical skin cream formulation containing CBN for the treatment of symptoms related to EB, a rare genetic skin disease characterized by fragile skin that blisters easily from minimal friction that causes shearing of the skin layers. The blisters become open wounds that do not heal well.

In addition to relief of symptoms, inflammation, pain, and others, we believe INM-755 may impact the underlying disease by enhancing skin integrity in a subset of EB patients. We have completed more than 30 preclinical pharmacology and toxicology studies to investigate the effects of CBN. Several of these nonclinical studies explored the effect on important symptoms such as pain and inflammation. In in vitro pharmacology studies, CBN demonstrated activity in reducing markers of inflammation. CBN upregulated expression of a type of keratin called keratin 15, or “K15”, which might lead to skin strengthening and reduced blister formation in EB simplex, or “EBS”, patients with mutations in another keratin called keratin 14, or “K14”. The anti-inflammatory activity of CBN may be beneficial in healing chronic wounds caused by prolonged inflammation. Following a review of our toxicology studies, the Netherlands National Competent Authority and Ethics Committee approved the initiation of a Phase I clinical study in healthy volunteers. We have safety data with INM-755 cream in 22 healthy adult volunteers from our first Phase I study (755-101-HV) in which subjects had the INM-755 cream applied to their upper backs daily for 14 days. An interim safety analysis of the first 16 subjects was reviewed by the Netherlands National Competent Authority and Ethics Committee and determined to be adequate to allow initiation of the second Phase I study testing INM-755 cream on small wounds. That second study has completed and we now have safety data for INM-755 cream applied to small open wounds daily for 14 days in 8 healthy adult volunteers.

A regulatory application to support our first Phase I clinical study in healthy volunteers with INM-755 (755-101-HV) was submitted November 4, 2019 and approved December 6, 2019. The initial Phase I clinical study evaluated the safety, tolerability, and pharmacokinetics of INM-755 cream in healthy volunteers with normal, intact skin; the volunteers had cream applied once daily for a period of 14 days. All subjects in this first clinical trial completed treatment and evaluations by March 27, 2020. A regulatory application was approved April 17, 2020, for a second Phase I clinical study of healthy volunteers to test the local safety and tolerability of applying sterile INM-755 cream to small wounds once daily for 14 days. As with the initial Phase I trial, the second trial (755-102-HV) was conducted with two different drug concentrations and a vehicle control. Enrollment began in early July 2020 and the clinical trial completed treatment and evaluations at the end of September 2020. The safety of INM-755 will continue to be assessed throughout its clinical development.

INM-755 cream was well tolerated in the two Phase I clinical studies in healthy volunteers and the next step will be to study INM-755 cream in patients with EB (Study 755-201-EB). Regulatory applications to support this global trial have been filed and are under review by the National Competent Authorities and Ethics Committees in Germany, France, Italy, Austria, Israel, Greece and Serbia, with patient enrollment expected to begin in 2H21.

CBN is also the active ingredient in our second drug candidate, INM-088, which is in preclinical studies as a potential treatment for glaucoma. We are conducting studies to test INM-088’s ability to provide neuroprotection and reduce intraocular pressure in the eye. We compared several cannabinoids, including CBD and THC, to determine which cannabinoid was the best drug candidate for the treatment of glaucoma. Of all the cannabinoids examined in preclinical studies, CBN demonstrated the most optimal neuroprotection effect. Furthermore, CBN also exhibited intraocular pressure reduction capability. INM-088 is in advanced formulation development.

Current treatments for glaucoma primarily focus on decreasing fluid build-up in the eye. Our data has shown that INM-088 may provide neuroprotection in addition to modulating intraocular pressure by improving drainage of fluid in the eye. Thus far, we have conducted numerous preclinical pharmacology studies to demonstrate these effects.

For all current and future Product Candidates we intend to submit NDAs (or their international equivalents) in most major jurisdictions, including the U.S.

We are actively establishing a broad patent portfolio to protect our commercial interests in utilizing CBN and other rare cannabinoids across these and other diseases. We have also filed multiple patent applications for our integrated, biosynthesis-based manufacturing approach. If granted, these patents may confer meaningful protection to the commercial potential for these technologies.

Our Strengths

We are the only clinical-stage company with both multiple cannabinoid drug candidates, in multiple therapeutic categories, that also is developing an integrated biosynthesis-based manufacturing approach, called IntegraSynTM, to meet the needs of the rapidly evolving pharmaceutical drug needs for rare cannabinoids. Key strengths include:

Experienced executive team and board of directors with proven track records.

One key critical success factor in the field of pharmaceutical drug development is the experience and skill set of the individuals leading the company. We have been successful in attracting and retaining executive and directors with extensive (20+ years) experience in all facets of the pharmaceutical industry, including fundamental research and development, drug formulation, clinical trial execution, regulatory approvals, pharmaceutical commercialization, company and capital formation, business development, legal, and corporate governance. Our leadership team is well-poised to lead use through all facets of drug development and into regulatory approval and commercialization, either internally or externally via partnerships. It is this group of individuals that will help optimize our chances for success.

Innovative IntegraSynTM manufacturing approach.

IntegraSynTM is our integrated cannabinoid synthesis approach designed to efficiently produce bio-identical, economical, pharmaceutical-grade cannabinoids. IntegraSyn’sTM scalable and flexible manufacturing approach integrates multiple commercially proven methods to efficiently produce cannabinoids utilizing cost-effective processes.

Leading experts in the therapeutic potential of the rare cannabinoid CBN.

We have invested significant time and effort in understanding characteristics and therapeutic potential of our first rare cannabinoid drug candidate, CBN. As such, we are positioning ourselves to be a world leader in the pharmaceutical development of this cannabinoid. We anticipate that CBN will be the first of several such drug candidates.

Targeting medical applications of rare cannabinoids to treat diseases with high unmet medical needs.

Significant investment in understanding the therapeutic potential of CBN has provided us with important insight as to how best to develop this class of compounds for treating various diseases. We intend to apply this know-how across several diseases that may benefit from cannabinoid-based medicines.

Diverse portfolio of patent applications covering a spectrum of commercial opportunities.

Success in pharmaceutical markets often rests with the strength of intellectual property, including patents, to protect our commercialization interests. We have filed several patents on our novel findings and expect to continue to do so.

Our Business Strategy

Our goal is to establish rare cannabinoid pharmaceutical products as important medicines for diseases with high unmet medical needs by pursuing the following strategies:

Advance INM-755 and INM-088 through preclinical and clinical development, thereby establishing important human proof-of-concept in multiple therapeutic applications.

These activities are well underway, at various stages, for both INM-755 for diseases of the skin and INM-088 for diseases of the eye. We have the internal capabilities to design and execute, together with multiple external vendors, the preclinical data sets and clinical studies required to advance pharmaceutical drugs towards regulatory submission.

Establishing partnerships for our various technologies, at different stages of development, to expedite their path towards commercialization in a resource-efficient manner.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. With respect to the commercialization of each Product Candidate, we may rely on i) a “go-it-alone” commercialization effort; ii) out-licensing to third parties; or iii) co-promotion agreements with strategic collaborators for of our Product Candidates. To develop the appropriate commercial infrastructure internally, we would have to invest financial and management resources, some of which would have to be deployed prior to any confirmation our products will be approved by regulatory authorities. Any decision on a “go-it-alone” commercialization effort versus out-licensing to third parties will depend on various factors including, but not limited to, the complexity, the expertise required and related cost of building any such infrastructure for our Product Candidates. For INM-755 in EB, it is conceivable that we could oversee the clinical trials, given the relatively small patient sizes expected for such trials, and build the requisite internal commercialization infrastructure to self-market the product to EB clinics, which are limited in number and provide direct access to the vast majority of EB patients. For INM-088 in glaucoma, because of the potentially large clinical trial patient enrollees (possibly several thousand) and the extensive sales effort required to reach the many thousand prescribing physicians, we may consider exploring partnership opportunities early in the development process.

Develop a cost-efficient manufacturing source for high quality rare cannabinoids as API for our core internal drug candidate pipeline, for licensing opportunities of non-core drug candidates, as well as a potential source for cannabinoids in the non-pharmaceutical space.

Extraction of rare cannabinoids from the plant is economically impractical for commercial applications. We are developing an integrative cannabinoid synthesis approach designed to produce bio-identical, economical, pharmaceutical-grade cannabinoids in a cost-efficient manner, called IntegraSynTM. The cannabinoids that will be produced from IntegraSynTM are targeted to be bio-identical to the naturally occurring cannabinoids. Our manufacturing approach is designed to offer superior yield, control, consistency and quality of rare cannabinoids when compared to alternative methods. IntegraSynTM may address the increasing pharmaceutical and other commercial demands for competitively-price cannabinoids while providing access to rare cannabinoids that are otherwise impractical to extract from the plant.

Continue to explore the potential of a wide array of rare cannabinoids and their analogs/variants to treat diseases based on our significant history in cannabinoid research and lead drug candidate identification.

Individual cannabinoids affect a range of different receptors in the human body, including, but not limited to, known endocannabinoid receptors. As such, they are responsible for a wide variety of pharmacological effects. However, due to the limited research into these varying effects, a full understanding of the role of each cannabinoid compound remains elusive. As a company, we have been formally investigating the utility of cannabinoids in treating disease for over 5 years.

We have numerous options for commercializing our various technologies. At the core of our activities, we are a drug development company focused on commercializing important cannabinoid-based medicines to treat diseases with high unmet medical needs.

Cannabinoid Science Overview

Cannabinoids are a class of compounds that exist throughout nature and can be found in significant numbers and varying quantities in the Cannabis plant. The two predominant, or major, cannabinoids in the Cannabis plant are THC and CBD. These two exist in relatively large quantities in the plant and can be easily extracted, which has led to significant research into these two compounds over the previous several decades. Nevertheless, there are over 100 additional cannabinoid compounds found in the plant, referred to as minor or rare cannabinoids. Each cannabinoid has one or more specific chemical differences that may confer unique physiological properties in humans.

Cannabinoid receptors are found throughout the body and are involved in many different functions, such as pain perception, memory, immune function and sleep. Cannabinoids act as messengers that bind to cannabinoid receptors, as well as other receptors, signaling the endocannabinoid system into action. The relevance of the endocannabinoid system on many important physiological processes has made cannabinoids an important target to potentially treat a number of diseases and symptoms.

Two cannabinoid receptors in the human body are the endocannabinoid receptor 1 (CB1), which is more significant to the central nervous system, and endocannabinoid receptor 2 (CB2), which is more common with the immune system. Scientific literature suggests that CBN has a greater effect on the immune system than on the central nervous system; however, information on the effects of CBN on the endocannabinoid system is limited. We continue to research the effects of CBN and how it interacts and modulates receptors in the body.

Significant investigation is currently underway to determine the role of cannabinoids in affecting other receptor systems in the human body. Extensive preclinical testing undertaken by us has identified several unique properties of CBN that outperformed both THC and CBD in various disease-related assays and models. CBN can act with higher potency when interacting with some receptor systems in the body, while acting with lower potency for others.

Physical and Chemical Properties of Active Pharmaceutical Ingredient CBN

CBN is a stable, highly lipophilic cannabinoid compound. It is insoluble in water, but soluble in organic solvents.

International Non-proprietary Name:	Cannabinol (abbreviated CBN)

International Union of Pure and Applied Chemistry Name:	6,6,9-trimethyl-3-pentyl-benzo[c]chromen-1-ol

Chemical Abstracts Service Registration Number:	521-35-7

United States Adopted Name:	Cannabinol

The molecular formula is C21H26O2 and the molecular weight is 310.43 g/mol. CBN has no chiral centers.

Figure 1 Structural Formula of CBN

CBN occurs naturally as a trace component of Cannabis, or as a degradation product of D9-THC. However, our product candidates utilizing CBN contain highly purified synthetic CBN, rather than a biological extract.

CBN as our Lead API

As the API in our lead therapeutic programs in dermatology (INM-755) and ocular disease (INM-088), CBN has demonstrated several compelling features, including:

●	A rare cannabinoid with unique physiological properties;

●	A natural compound, but designated as a new chemical entity, or “NCE” for pharmaceutical development;

●	Found in trace amounts in the plant and impractical to extract; and

●	Our preclinical studies show therapeutic potential for dermatology and ocular diseases.

We believe that we offer a differentiated approach to selecting and delivering rare cannabinoids vis-à-vis other current competitors, many of whom are exclusively focused on THC and/or CBD as their therapeutic agents. We believe that rare cannabinoids in general, and CBN in particular, represent significant opportunities to treat a wide spectrum of diseases with high unmet medical need. In our preclinical testing, CBN has demonstrated therapeutic potential beyond CBD for several symptoms and disease-modifying effects for dermatological conditions and has demonstrated benefits beyond CBD and THC for ocular diseases. We believe that a topical application of CBN is targeted to maximize the clinical benefit at the disease site (skin, eye) while minimizing the systemic exposure and any corresponding adverse effects.

Additionally, our IntegraSynTM manufacturing approach may help unlock access to rare cannabinoids for further pharmaceutical development as a source of cost-efficient, high purity API.

Our Product Candidates and Technologies

Development of a Biosynthesis-based Process for the Manufacturing of Cannabinoids

Introduction:

While there are over 100 different individual cannabinoids in the Cannabis plant, the two most well-known and studied compounds are also the two that occur in the largest quantities: THC and CBD. Due to their relative abundance in the Cannabis plant, it is also only THC and CBD that can currently be extracted economically. Among other challenges, the expense of extraction – or that of synthetic manufacturing – of the remaining minor or rare cannabinoids, may be orders of magnitude greater than that of THC and CBD.

Nevertheless, like the major cannabinoids THC and CBD, these rare cannabinoids may hold very important physiological benefits in humans. The challenge, and opportunity, that we have identified, and seek to solve, is engineering an integrated manufacturing approach, specifically for the production of pharmaceutical-grade cannabinoids – with an immediate focus on the rare cannabinoids – which is pure, cost-efficient, and consistently yields bio-identical cannabinoids as compared to the compounds found in nature, among several other benefits. We believe that providing this solution would be a critical success factor not only for our drug development strategy, but also for other biotechnology and pharmaceutical companies as well.

In 2015, we commenced the development of a biosynthesis process for the manufacturing of cannabinoids through a research collaboration with Dr. Vikramaditya Yadav from the Department of Biological and Chemical Engineering at the University of British Columbia. Utilizing the basis of a specific vector created for us, Dr. Yadav initiated a Research and Development Project titled “The Metabolic Engineering of yeast and bacteria for synthesis of cannabinoids and Cannabis-derived terpenoids” under a collaborative research agreement. Subsequently, we signed a Technology Assignment Agreement with the University of British Columbia whereby we retain sole worldwide rights to all patents emergent from the technology under development in exchange for a royalty of less than 1% on sales revenues from products utilizing cannabinoids manufactured using the technology and a single digit royalty on any sub-licensing revenues. Total commitments under research agreements associated with this collaboration totaled C$418,044 of which all have been paid.

Microorganisms do not naturally produce cannabinoids nor the enzymes required for their assembly. However, utilizing genome engineering to modify their metabolism, we have systematically introduced different aspects of the Cannabis plant’s metabolic pathways into a bacteria (E. coli), referred to as a host, and have reported what we believe to be the first-of-its-kind production of fully differentiated cannabinoids in this bacteria. This research served as the basis for the subsequent development of a new, integrated approach to cannabinoid manufacturing that we refer to as IntegraSynTM. IntegraSynTM is a flexible, integrative cannabinoid synthesis approach utilizing novel enzyme(s) to efficiently produce bio-identical, economical, pharmaceutical-grade cannabinoids without the risk and high-resource requirements of an agriculture growing operation.

In early research, we utilized the specific gene sequences from the Cannabis plant that encode the instructions to make specific enzymes that enable cannabinoid synthesis and subsequently transferred these genes into E. coli. This intervention converts the bacterium into a manufacturing system that produces substantial quantities of the target cannabinoids. This technology may provide an opportunity for industrial-scale manufacturing of cannabinoids, which we believe would be a significant improvement over existing manufacturing platforms such as direct extraction from Cannabis plants or chemical synthesis. Specifically, direct extraction is quite cumbersome, time-consuming and relatively low yielding for all but a few of the cannabinoid compounds. In contrast, the use of microorganisms for manufacturing cannabinoids eliminates the need for an agricultural-centric process, including planting, growing, harvesting and extraction. There are also economic and environmental advantages including substantially reduced resource requirements (e.g., water, electricity, manpower, etc.). Furthermore, the agricultural approach has several hard-to-remove impurities (e.g., pesticides, etc.), potentially presenting safety issues. As with all crops, yield fluctuations influenced by the environment present an additional risk. Only a few of the 100+ cannabinoids can currently be extracted from the plant in sufficient quantities to make the process economically viable. For certain cannabinoids, chemical synthesis, by comparison, can be challenging and expensive due to the complexity of these molecules. For these reasons, we believe that a modified biosynthetic approach may be superior to both of these alternatives for cannabinoid production.

Cannabinoids are prenylated polyketides that are derived from fatty acid and terpenoid precursors. The biosynthesis of these molecules involves four metabolic pathways, two of which originate from central carbon metabolism. The first pathway (the Terpenoid pathway referenced in Figure 1 below) culminates with the synthesis of geranyl pyrophosphate, or “GPP”, and neryl pyrophosphate, or “NPP”. These molecules are terpenoid building blocks, or precursors. The second cannabinoid biosynthetic pathway, or the Polyketide pathway, is a truncated version of a polyketide biosynthetic pathway and results in the second requisite precursor, either: olivetolic acid, or “OA”, and/or divarinic acid, or “DVA”. The polyketide precursors subsequently combine with the terpenoid precursors in the third pathway, which comprises a single, specialized enzyme in the plant, to yield the ‘gateway’ cannabinoids, the cannabinoids that act as precursor molecules for further differentiation into all of the others. For instance, OA combines with GPP to yield the gateway cannabinoid cannabigerolic acid, or “CBGA”. The gateway cannabinoids are subsequently modified in the fourth pathway to yield cannabinoids such as tetrahydrocannabinolic acid and cannabidiolic acid. We refer to the fourth pathway as the down-stream pathway involving the transformation of the acid form of the cannabinoids into the non-acid form via enzymes called synthases. Synthesis of CBGA is the most dominant pathway in the plant, resulting in high quantities of the down-stream cannabinoids THC and CBD. Other combinations of the various precursors result in different gateway cannabinoids which, in turn, leads to diversification into the 100+ cannabinoids.

Figure 1:

© InMed Pharmaceuticals, Inc. and University of British Columbia. All rights reserved.

Figure 1: Synthesis of the gateway cannabinoid CBGA is the most prevalent pathway in the Cannabis plant, leading to high levels of both THC and CBD. Our technology, IntegraSynTM, is designed to mimic the natural biosynthesis of cannabinoids starting with an E. coli biofermentation process combined with additional common pharmaceutical manufacturing technologies.

Initially, we explored the use of several potential hosts for cannabinoid biosynthesis, including the bacterium E. coli and the yeast S. cerevisiae. Our preliminary investigations identified E. coli as a superior host for production of the primary gateway cannabinoid, CBGA.

Our earlier research led to the successful construction of the terpenoid biosynthetic pathway and the gateway pathway for synthesis of CBGA and the down-stream diversification pathways for synthesis of other cannabinoids. We have confirmed the biosynthesis of the cannabinoids using qualified High-Performance Liquid Chromatography methodologies and Proton Nuclear Magnetic Resonance, or “H-NMR”, instrumentation.

Our goal for the biosynthesis program has always been to achieve the simplest, most efficient, scalable, flexible and economical solution with the least steps and fastest production cycle, to make bio-identical cannabinoids to those found in nature. While developing our bacterial biosynthesis system over the past five years, we further optimized the fermentation conditions and the purification processes. However, we identified several limitations associated with the traditional biosynthesis process. Working with our CDMOs, we have continued development and optimization of our manufacturing processes that led to the development of IntegraSynTM.

IntegraSynTM is designed to potentially overcome the limitations of traditional cannabinoid production approaches. Extraction from the plant of rare cannabinoids can be prohibitively expensive due to the limited quantity of these chemicals in the plant; is a resource intensive process with a large carbon footprint; requires extended, agricultural-related cycle times; and, may face certain quality and consistency issues related to pesticide removal, which may also face import/export restrictions. Chemical synthesis is a standard pharmaceutical manufacturing process but may be limited in its ability to manufacture bio-identical cannabinoids, depending on the complexity of the target cannabinoid; removal of non-bio-identical isomers from the final product may result in significant loss of yield; and, chemical synthesis may prove to be complicated and costly to scale-up due to purification techniques involved. Traditional biosynthesis as a standalone process may be limited in its final product yield due to the bioburden/stress placed on the microbe due to the complexity of the final products; there may be separation and purification challenges when isolating the cannabinoid from the mixture; and, the process costs and complexity may increase with each differentiated cannabinoid.

IntegraSynTM integrates various pharmaceutical manufacturing processes to maximize yield and minimize the cost of cannabinoid synthesis. We utilize proprietary, high efficiency enzymes produced via the E. coli biofermentation portion of the IntegraSynTM approach for the production of a cannabinoid. Our enzymes are used in combination with cost-effective yet sophisticated substrates (or starting materials) to produce a cannabinoid in bulk via a biotransformation process, which is then further processed with downstream purification steps including separation, purification and drying. This cannabinoid can be inventoried in bulk and used either as a finished API cannabinoid product or as a starting material for other cannabinoids. This further differentiation can utilize any one of several well-established manufacturing approaches – including enzymatic biotransformation and traditional chemical synthesis – to optimize yield, time and cost.

IntegraSynTM makes cost-efficient use of sophisticated starting materials, requires fewer costly steps from precursor substrates all the way through to end-product, and is designed as a high-yield manufacturing process. Furthermore, this manufacturing method is flexible in shifting production from one cannabinoid to another under GMP conditions. Our initial data demonstrated a substantial increase in cannabinoid production yield per fermentation batch compared to our traditional biosynthesis method. The final cost of goods for individual cannabinoids is driven by several factors including, among others: efficiency of the enzyme(s) used; number of manufacturing steps; type of manufacturing equipment / processes used; and, final yield of the entire manufacturing process.

Targeted Benefits of IntegraSynTM:

A.	Improved yields beyond traditional biosynthesis or other standard chemical manufacturing methods for various cannabinoids

B.	Cost-efficient due to minimization of expensive manufacturing steps and cost-effective use of sophisticated raw materials

C.	Flexible, modular approach, able to shift from production of one cannabinoid to another

D.	Accessibility to rare cannabinoids which are otherwise impractical/expensive to extract from the plant

E.	Scalable to meet market demand of cannabinoids for pharmaceutical products or other purposes

F.	Sustainable approach with less environmental impact than plant-grow-harvest-extract-purify methods

Next steps in the further development of IntegraSynTM, all of which are currently ongoing, include:

●	Continue to optimize and scale-up the IntegraSynTM process to larger vessels, whereby protocols will be developed to optimize the manufacturing parameters associated with the entire process with the Almac Group (UK);

●	Conduct analytical assays to support batch production;

●	Scale-up process to be GMP ready;

●	Continue efforts to optimize pathways to further diversify the number of cannabinoids produced using our technology; and

●	Identify potential partnership opportunities.

We currently view our options for achieving GMP production capabilities as three-fold: (a) building our own dedicated biosynthesis facility; (b) accessing existing manufacturing capacity via leases with third parties; or (c) licensing our process/know-how to a CDMO with existing infrastructure to produce the requisite preclinical, clinical and commercial-scale supply of our Product Candidates.

Other Applications of our IntegraSynTM Approach:

While the main objective in developing our IntegraSynTM approach remains to innovate an integrative, efficient and cost-effective method for the production of cannabinoids for use in our pharmaceutical Product Candidates, we remain optimistic that there may exist additional business opportunities for us to monetize this technology, including but not limited to supplying cannabinoid drugs to the broader pharmaceutical industry. We continue to consider this, and other opportunities, in order to optimize value for our company. Success in this strategy will be largely dependent on the ability of IntegraSynTM-produced cannabinoid products to be price competitive with other technologies.

Competitive Conditions:

Other methods of synthetic cannabinoid manufacturing that are currently being investigated by several entities include:

●	Biosynthesis (generation of the final compound inside a single system) using yeast, non-E. coli bacteria, or other approaches (algae, etc.) as a host organism;

●	Synthetic chemistry; and

●	Combinations of these above-listed technologies.

Several companies (see chart below) are active in the cannabinoid manufacturing space including BayMedica, BioVectra, CB Therapeutics, Cellibre, Cronos, Ginko Bioworks, Hyasynth, Intrexon, KinetoChem, Librede, and Purisys, among several others.

Key Milestones:

On May 21, 2015, we commenced the development of our biosynthesis process for the manufacturing of cannabinoids through a research collaboration with Dr. Vikramaditya Yadav from the Department of Biological and Chemical Engineering at the University of British Columbia under a project titled “The Metabolic Engineering of yeast and bacteria for synthesis of cannabinoids and Cannabis derived terpenoids”. On May 31, 2017, we signed a Technology Assignment Agreement with the University of British Columbia whereby we retain sole worldwide rights to all patents emergent from the technology under development in exchange for a royalty of less than 1% on sales revenues from products utilizing cannabinoids manufactured using the technology and a single digit royalty on sub-licensing revenues. Royalties are payable, on a country-by-country basis, until such time as there is no longer a patent pending, unexpired patent or issued patent derived from the transfer technology, in any country. On May 15, 2018, we extended our Collaborative Research Agreement, which may be terminated by either party upon 30 calendar days written notice, with the University of British Columbia for an additional three years. Total commitments under research agreements associated with this collaboration total CA$418,044 of which all but CA$73,500 have been paid to date.

We, in conjunction with our collaboration partners at the University of British Columbia, continue to advance the production platform for the biofermentation of cannabinoids. Optimization of the vector continued in parallel with the identification of optimal fermentation conditions and down-stream purification processes with third party contract manufacturing organizations. Optimization of the fermentation conditions was a project conducted with the National Research Council Canada at their dedicated fermentation facility in Montreal, Quebec. While we do not anticipate any new intellectual property arising from this venture, under the terms of this research agreement, the National Research Council of Canada owns all new IP and we have a sole, fully-paid-up license to all commercialization rights of such IP. This project was initiated in October 2018 and concluded in the second half of 2019.

In February 2019, we entered into a separate process development collaboration by way of a Master Service Agreement with the Almac Group (UK), or “Almac”, a seasoned GMP pharmaceutical contract development and manufacturing organization. Almac was initially tasked to develop a down-stream purification process to support the fermentation optimization activities at the National Research Council of Canada. In addition, we also engaged Almac to assist in the development of an “alternative” manufacturing process for cannabinoids which integrates the best available technologies across the spectrum of pharmaceutical drug production. This process is now referred to as IntegraSynTM. We retain all rights to this new process while Almac retains certain rights-of-first refusal on the production and supply of certain precursors, or starting materials, for this alternative process.

Other Milestones Include:

●	September 12, 2017 – We announced the filing of a provisional patent application entitled, “Metabolic Engineering of E. coli for the Biosynthesis of Cannabinoid Products” (#62/554,494) pertaining to our biosynthesis program for the manufacture of cannabinoids that are identical to those found in nature. We expect that this patent application, since converted into an application pursuant to the Patent Cooperation Treaty, or a “PCT Application”, and pursued in key jurisdictions throughout the world, will provide significant commercial protection for our E. coli-based expression system to manufacture any of the 100+ cannabinoid compounds that may have a medical impact on important human diseases. This is the first in a series of patent applications directed to various aspects of our biosynthesis program.

●	September 19, 2017 – We announced retaining the consulting services of Ben Paterson, P.E., to assist in defining the pathway for the scale-up, purification, and manufacturing strategies for our cannabinoid biosynthesis program. Mr. Paterson has nearly four decades of experience in developing pharmaceutical manufacturing and purification processes. He was previously a Senior Engineering Advisor with Eli Lilly and Company, where he spent 37 years, including 24 years in their biosynthesis division. His expertise includes first defining processes in the lab, then scaling up to pilot and commercial scale. Mr. Paterson has conducted design, construction, operation, optimization, and troubleshooting of both large and small molecule drug facilities including the E. coli biosynthesis of numerous products. He brings experience in the seamless integration of biochemistry, equipment, and process control to successfully define a process at scale.

●	September 25, 2017 – We announced an update on the significant advancements in our technology for the microbial biosynthesis of cannabinoids. We have successfully demonstrated an ability to selectively produce various gateway cannabinoids using genetically engineered microorganisms. These molecules can be functionalized further to produce any of the 100+ down-stream cannabinoids, or those formed from an enzymatic reaction with the gateway cannabinoid CBGA, found naturally in the Cannabis plant. We are actively employing this production chassis to synthesize compounds for certain pharmaceutical research programs. Our biosynthesis program has resulted in what we believe to be two significant firsts:

●	new metabolic pathway for manufacturing the terpenoid family of cannabinoid precursors that is much more robust than other microbial expression systems tested by us; and

●	first-ever production of any fully assembled down-stream cannabinoids in E. coli, beginning with genetic material to produce precursors, enzymes, and synthases.

●	September 10, 2018 – We announced the filing of a PCT Application for biosynthesis which claims a priority date from September 5, 2017 (PCT/CA2018/051074). The PCT Application filing is a conversion from the provisional patent filed in September 2017.

●	September 11, 2018 – We announced that the University of British Columbia, laboratories of Professor V. Yadav, was awarded a NSERC grant totaling C$136,000 over a three-year period to support its collaborative research and development project with us entitled “Microbial metabolic engineering for cannabinoid biosynthesis”.

●	October 3, 2018 – We announced entering into a research agreement with the National Research Council of Canada in Montreal, Canada, for biofermentation process development and bioreactor scale-up optimization for cannabinoid biosynthesis in E. coli. at the National Research Council of Canada’s dedicated biosynthesis site in Montreal. This project includes the technology transfer of the up-stream fermentation conditions and HPLC assay from UBC to the National Research Council facilities in Montreal.

●	December 4, 2018 – We announced that we signed a contribution agreement with the National Research Council Canada Industrial Research Assistance Program, or National Research Council of Canada IRAP, to receive funding of up to C$500,000 to support our ongoing research and development efforts in cannabinoid biosynthesis. National Research Council of Canada IRAP provides advisory services and funding to Canadian businesses to promote accelerated growth and technology innovation. In particular, funding from National Research Council of Canada IRAP will be applied to improve production of the different components of the terpenoid biosynthetic pathway, a pre-cursor of cannabinoid production, as well as research and development supporting up-stream and down-stream scale-up activities conducted by our contract development and manufacture organizations. The funding will be received over the next 18 months. We also continue our efforts to further diversify the number of cannabinoids produced using our technology platform.

●	March 18, 2019 – We announced the publication of the first in a series of pending patent applications directed to our biosynthesis platform technology for the manufacturing of pharmaceutical-grade cannabinoids. International Patent Application International Patent Application No. PCT/CA2018/051074, which published as WO2019046941, entitled “METABOLIC ENGINEERING OF E. COLI FOR THE BIOSYNTHESIS OF CANNABINOID PRODUCTS”, addresses the enablement and maximization of cannabinoid production through optimization of the precursor substrates needed to support specific cannabinoid synthesis. This application, as well as two more recently filed U.S. provisional patent applications, covers various elements required to enable functional cannabinoid synthase production in an E. coli system. We will actively seek to convert these two follow-on provisional applications, and subsequent provisional patents from new patent families, into additional PCT Applications in all major commercial jurisdictions, in due course.

●	May 5, 2020 – We announced our working relationship with the Almac Group (UK) (“Almac”) on an integrated approach to augment current biosynthesis-based methods for cannabinoid production, which began in 2019. The companies have been engaged in developing a streamlined cannabinoid manufacturing process, specifically optimizing the upstream cannabinoid assembly processes as well as downstream purification processes, to achieve cost-efficient, GMP-grade active pharmaceutical ingredients for prescription-based cannabinoid medications. Almac is an international, privately-owned organization which has grown organically over the past five decades now employing over 5,600 highly skilled personnel across 18 facilities including Europe, the US and Asia.

●	May 19, 2020 – We announced the filing of a key Patent Cooperation Treaty (“PCT”) patent application directed to our biosynthesis platform technology for the manufacturing of pharmaceutical-grade cannabinoids. The PCT patent application entitled “Compositions and Methods for Biosynthesis of Terpenoids or Cannabinoids in a Heterologous System”. This application” was initially filed as two separate United States Provisional Patent applications and further addresses the enablement and maximization of cannabinoid production through optimization of the precursor substrates needed to support specific cannabinoid synthesis.

●	June 24, 2020 – We introduced details of IntegraSynTM, a new approach to producing pharmaceutical-grade cannabinoids. IntegraSynTM is a manufacturing approach that integrates biosynthesis with other traditional drug manufacturing methods with the goal of improving production of low-cost, high quality cannabinoids. The goals of IntegraSynTM are to increase yields beyond traditional biosynthesis or other standard cannabinoid manufacturing methods; reduce costs by minimizing the number of expensive manufacturing steps and use of cost-efficient starting materials; provide manufacturing flexibility in transitioning from one cannabinoid to another; provide access to rare cannabinoids that are otherwise impractical / expensive to extract from the plant; be scalable to meet market demand of cannabinoids for pharmaceutical products or other purposes; and use a sustainable approach with less environmental impact than the plant-grow-harvest-extract-purify methods.

●	September 22, 2020 – We announced the filing of a PCT patent application as part of a growing portfolio of intellectual property related to the IntegraSyn™ manufacturing approach for producing low-cost, pharmaceutical-grade cannabinoids.

●	November 18, 2020 – We announced we had entered into a broad reciprocal research collaboration with BayMedica Inc. to explore synergies between technologies owned by the two companies. Under the terms of the Collaborative Research Agreement, BayMedica is being provided access to specific elements of our proprietary IntegraSynTM platform for the production of cannabinoids. We will undertake preclinical investigation of numerous therapeutic compounds selected from BayMedica’s extensive library of proprietary cannabinoid analogs.

●	April 26, 2021 - We announced that the IntegraSyn™ cannabinoid manufacturing approach has achieved a level of 2g/L cannabinoid yield, a milestone that signals commercial viability and supports advancement to large-scale production in the coming months. Having achieved a 2g/L yield level, we will now focus on manufacturing scale-up to larger batch sizes while continuing process and enzyme optimization, targeting increased cannabinoid yield and further reducing the overall cost of goods. In parallel, we continue to prepare the manufacturing process to be Good Manufacturing Practice (GMP)-ready for pharmaceutical quality production. The next stage of large-scale production is to produce a batch with a target output of one kilogram of the selected cannabinoid in the second half of calendar 2021 via a GMP-ready process.

●	June 17, 2021 - We announced that we increased cannabinoid yield to 5 g/L with IntegraSyn™ in advance of commercial-scale production, a milestone that significantly reduces the overall cost of rare cannabinoid manufacturing.

●	June 29, 2021 - We announced that we entered into a non-binding Letter of Intent (“LOI”) to acquire BayMedica Inc., a private company based in Nevada and California that specializes in the manufacture and commercialization of rare cannabinoids. BayMedica is a revenue-stage biotechnology company leveraging its significant expertise in synthetic biology and pharmaceutical chemistry to develop efficient, scalable, and proprietary manufacturing approaches to produce high quality, regulatory-compliant rare cannabinoids for consumer applications. BayMedica is currently commercializing the rare cannabinoid CBC (cannabichromene) as a B2B supplier to distributors and manufacturers marketing products in the health and wellness sector. In addition to their manufacturing and commercial activities in the health and wellness arena, BayMedica is also researching cannabinoid analogs as potential drug candidates for pharmaceutical purposes.

Research and Development Pipeline of Therapeutic Drug Candidates

INM-755 for the Treatment of EB

Introduction

INM-755 (CBN) cream is being developed as a proprietary, topical, single-cannabinoid product candidate intended as a therapy in dermatological diseases. The first clinical indication under development is EB. EB is a collective name for a group of genetic disorders of connective tissues characterized by skin fragility leading to extensive blistering and wounding. It affects skin and mucous membranes, particularly of the gastrointestinal tract, genitourinary and respiratory systems. EB is a debilitating disease affecting a small proportion of people in the United States, thus earning it an orphan-disease status. The disease has no definitive cure and all current treatments are directed towards symptom relief. There are, however, a number of products, mainly gene therapies, currently in clinical trials, in which a cure is being explored, according to several recent scientific publications. Our preclinical research has identified a specific cannabinoid, CBN, that may prove beneficial to patients: first, by addressing certain key disease hallmarks (which may include wound healing, infection, pain, inflammation); and second, by regulating the expression of various proteins (keratins) that may compensate for reduced expression of others.

The active ingredient in INM-755, CBN, is an agonist for both cannabinoid (CB) 1 and CB2 receptors, with a higher affinity for CB2, which means it should have a greater effect on the immune system than on the central nervous system. The distribution of CB1 and CB2 receptors in sensory nerves and inflammatory cells in the skin make it an attractive pharmaceutical agent for dermal treatments in medical conditions characterized by inflammation and pain.

In preclinical pharmacology studies, CBN demonstrated activity as an anti-inflammatory and antinociceptive agent. CBN upregulated expression of keratin 15 (K15), which might lead to skin strengthening and reduced blister formation in EBS patients with keratin 14 (K14) mutations. At the cream concentrations chosen for clinical development, it does not appear to impede wound healing of partial-thickness wounds. Its anti-inflammatory activity may be beneficial in healing chronic wounds caused by prolonged inflammation.

We have completed 20 safety pharmacology and toxicology studies to investigate the effects of CBN. We have also completed three Phase 1 safety and tolerability studies in healthy volunteers, two studies of which were conducted with varying concentrations of INM-755 cream and one study of which examined the non-CBN components of the cream base for INM-755.

The Science Behind EB

At the most basic level, the hallmark of EB is poor anchorage of the epidermis to the dermis such that the skin and mucous membranes of the affected individuals tend to shear and blister on minimal friction. This is due to the genetically inherited defect in certain genes (multiple genes have been shown to be associated with the different subtypes of EB) that code for some specific proteins that are concerned with maintaining the integrity of skin and mucous membranes.

There are four main subtypes of the condition. Each of these subtypes can display a spectrum of phenotypic severity reflecting the types of mutations in different genes, together with modifying environmental factors. The types of mutations also determine the mode of inheritance, either autosomal dominant or autosomal recessive. The following table shows the pattern of inheritance and the defective genes and proteins in each:

Classification of EB Types

(a)	EBS

This is the most common form of EB and is characterized by a lack of adhesion of the skin directly above the basement membrane (the basal layer). An estimated 55% of people with EB have EBS resulting from a genetic defect of the keratins K5 and K14, with the incidence between the two defects estimated to be essentially equal. The most common form of EBS manifests itself as blistering confined to the hands and feet while in others blistering can occur all over the body. Blistering generally appears during the neonatal period but it can also manifest itself in later childhood (or even in adult life). Painful skin blisters are accentuated by friction, especially on the feet where footwear causes increased irritation. Friction injuries tend to occur more commonly in warm weather and secondary infections are common.

(b)	Junctional EB

Junctional EB is characterized by a lack of adhesion of the skin through the basement membrane and affects some 5% of those with EB. The generalized type of junctional disease (about half of cases of junctional EB) is usually fatal in infancy. This is often as a result of anemia and malnutrition due to poor feeding caused by the serious blistering in the pharynx and esophagus. The milder form of the disease can cause life-long pain and disability.

(c)	Dystrophic EB, or “DEB”

DEB is characterized by a lack of adhesion of the skin under the basement membrane. Approximately 30% of people with EB have DEB. Patients with DEB tend to develop blisters that heal with fibrosis, leading to joint contracture, fusion of the fingers, contractures of the mouth membranes and narrowing of the esophagus. Often the dominant inherited type of DEB is the least severe type and the patient can lead an almost normal life. However, the severity of the condition does increase with age due to scarring, syndactyly and generalized skin atrophy. Those with recessive DEB have a high chance of developing a squamous cell carcinoma, often before the age of 35.

(d)	Kindler Syndrome

This type of EB is rare and usually becomes apparent at birth or soon after. This condition is called mixed type because blisters appear across the skin layers. The condition usually improves with time and can disappear. It is the only type that causes patchy discoloring (mottling) of skin exposed to the sun. Kindler syndrome is recessive.

(e)	Epidermolysis bullosa acquisita

Epidermolysis bullosa acquisita is a rare type that is not inherited. The blisters result from the immune system attacking healthy tissue by mistake. It’s similar to another immune system disorder called bullous pemphigoid. It tends to cause blisters on the hands, feet and mucous membranes.

Epidemiology, Morbidity and Mortality

The most reliable figures on prevalence and incidence of EB are derived from the National EB Registry, or “NEBR”, which collected cross-sectional and longitudinal data on about 3,300 EB patients in the United States from 1986 through 2002. The prevalence of EB was estimated to be approximately 11 per million and the incidence approximately 20 per million live births. In the United States, assuming that mild cases of EBS are reported only 10% of the time, the affected population in the United States is approximately 12,500. Other sources cite populations of up to 25,000 in the United States.

Generalized blistering caused by any subtype may be complicated by infection, sepsis, and death especially in infancy. Severe forms of EB increase the mortality risk during infancy. In patients with EB that survive childhood, the most common cause of death is metastatic squamous cell carcinoma. This skin cancer occurs most frequently in patients with recessively inherited DEB who are aged 15-35 years. In contrast, dominantly inherited EBS and DEB and milder forms of junctional EB may not affect a patient’s life expectancy adversely. Onset of EB is at birth or shortly after. The exception occurs in mild cases of EBS, which may remain undetected until adulthood or remain undiagnosed. The disease appears to have equal incidences in both sexes.

Current Treatments

As a genetic disease, EB has no cure and, as a designated orphan-disease, there are no approved products specifically to treat this indication. Effective management of EB patients involves a collaborative approach between several specialists, including surgeons, dermatologists, ophthalmologists, dentists, psychologists, podiatrists, physiotherapists and geneticists. The aim is to provide support to the patient by alleviating symptoms and managing complications; in particular, the patient caregivers must assess and act daily to treat the wound and enable wound healing, address the current level of pain and itch, provide adequate antimicrobial protection, reduce inflammation (as a source of depressed wound healing abilities) and address the emotional state of the patient.

Current medications are employed in control of pain (various types of analgesics including nonsteroidal anti-inflammatory drugs, or “NSAIDS”, tricyclic antidepressants, gabapentin, and narcotics) and pruritus (antihistamines, etc.) and to address complications such as local infection and septicemia (local and systemic antibiotics). Steroids and phenytoin are also used in managing dysphagia-associated pain. Tetracycline is considered to be beneficial in improving the blistering and epithelial disadhesion. The complications of these classes of medications are well known and the drugs are most likely to further complicate the patients’ conditions since they will be used on long-term basis.

The newer products currently in research also have their problems. For example, the use of bone marrow was being researched by the University of Minnesota with some promising results. However, the severe immunosuppression that bone marrow transplantation requires causes a significant risk of serious infections in patients with large scale blisters and skin erosions.

Competitive Landscape

We are studying INM-755, our proprietary, topical, single cannabinoid product candidate, as a first-line therapy in all EB patients for symptom relief and in EBS as a therapy to potentially strengthen skin integrity via up-regulation of a keratin.

There are no therapies approved specifically for the treatment of EB. This lack of treatment options creates a significant unmet medical need in this devastating condition. For those products currently envisioned or in clinical trials as topical treatments, wound healing and symptom relief are the primary endpoints.

According to public information, several topical investigational drug formulations are currently at various stages of clinical development for the treatment of EB, including:

●	Amryt Pharma’s investigational drug, Oleogel-S10, is a topical product incorporating a betulin-based active ingredient formulated with sunflower oil. AP101 causes the keratinocytes to migrate faster and to differentiate into mature epithelial skin cells. This product is currently approved in some jurisdictions for the treatment of partial-thickness wounds in adults.

●	Krystal Biotech’s investigational drug, KB103, is a replication-defective, non-integrating HSV-1 that is based on a viral gene therapy platform. In October 2019, Krystal announced positive combined results from their Phase I and II trials looking at ten chronic or recurrent blister wounds being treated with KB103 – 9/10 closed up completely and the tenth closed within 7 days of retreatment. The drug was well-tolerated, Krystal said that no serious adverse events or drug-related adverse events were reported, and there were no reports of inflammation or irritation in the KB103-treated wounds; additionally, Krystal received an expedited review designation from the FDA and EMA.

●	Wings Therapeutics (formerly ProQR) has initiated a Phase Ib/II safety study of a topical gel, QR-313, intended to alter the RNA in recessive dystrophic epidermolysis bullosa, or “RDEB”, patients with a mutation in exon 73.

●	RegeneRx Pharmaceuticals is developing its investigational drug, RGN-137, as a topical Tß4-based dermal gel formulation, and has recently commenced treating EB patients in a Phase II clinical trial in the U.S.

Despite promising preliminary data, in September 2017 the Phase III study of Zorblisa™ (allantoin), another topical investigational drug in development for EB, reported no benefit over placebo and its development has ceased.

Additionally, a clinical trial investigating Castle Creek Biosciences’ Diacerein 1% was terminated after an independent data monitoring committee suggested that the study will not meet statistical objectives; however, Castle Creek announced their intent to investigate more concentrated 2% and 3% formulations. Stanford University investigated the use of topical sirolimus 2% to ameliorate plantar lesions in patients with EBS and recently posted results that show no statistical difference from placebo.

Other approaches have shown promise and are under investigation for the treatment of EB:

●	Skin grafts with gene-modified epidermal sheets;

●	Stem cell transplants;

●	Intravenous replacement of recombinant collagen VII (for RDEB);

●	Topical/intradermal gentamicin to restore laminin beta3 (JEB/DEB with nonsense mutations);

●	Granulocyte colony-stimulating factor (DEB); and

●	Gene therapy for recessive DEB; FCX-007 (gene-modified dermal fibroblasts for recessive DEB).

Additionally, several companies are pursuing the symptomatic relief for EB patients, including the patient advocacy organization DEBRA, which is sponsoring a trial using oral cannabinoids (THC, CBD) to mitigate pain and itch.

Regulatory Perspectives

According to the National Epidermolysis Bullosa Registry, the overall incidence is about 20 per million live births and prevalence is 11 per million in the United States. EB is designated as an “orphan disease”, and we plan to seek regulatory designation of INM-755 as such in the U.S. and similar designations in various jurisdictions. The FDA defines orphan products as “those intended for the safe and effective treatment, diagnosis or prevention of rare diseases/disorders that affect fewer than 200,000 people in the United States, or that affect more than 200,000 persons but are not expected to recover the costs of developing and marketing a treatment drug”. The EMA has its own definition of orphan disease and, under the European definition, EB is also an orphan disease.

The mission of the FDA Office of Orphan Products Development, or “OOPD”, is to advance the evaluation and development of products (drugs, biologics, devices, or medical foods) that demonstrate promise for the diagnosis and/or treatment of rare diseases or conditions. This arm of the agency evaluates scientific and clinical data to identify and designate products as promising for rare diseases and to further advance scientific development of such promising medical products. The OOPD also works on rare disease issues with the medical and research communities, professional organizations, academia, governmental agencies, industry, and rare disease patient groups. The OOPD provides incentives for sponsors to develop products for rare diseases. The Orphan-Drug Designation program, which is administered by the OOPD, provides orphan status to drugs and biologics which are defined using the FDA definition above. The Orphan Products Grants Program, which is administered by the OOPD, provides funding for clinical research that tests the safety and efficacy of drugs, biologics, medical devices and medical foods in rare diseases or conditions.

It is worth noting that there is a common pathway for application of orphan status for a product to both the FDA and EMA, and applicants to the FDA are advised to use the common application platform. With regards to the data to be used in the application, it is expected that applicants demonstrate that there is “promise” that the drug will be effective in treating said disease. “Promise” is interpreted to include either data from clinical trials, data from case studies/reports, data from appropriate animal models or, on rare occasions where there is no appropriate animal, data from in vitro experiments in addition to supporting information.

Regulatory Incentives for Orphan Product Development

Data Summary of Preclinical Studies for INM-755

INM-755 is a topical, single cannabinoid cream formulation that is being developed to: (i) strengthen skin integrity in some patients with EBS (the most common form of EB), and (ii) to treat symptoms of the disease in all patients with EB.

We have conducted several preclinical studies to identify potential drug development pathways for a product in EB. The following data has been generated in support of these cannabinoids as a potential therapy in EB:

(a)	Enhancing skin integrity and skin regeneration:

A desirable treatment outcome for all subtypes of EB would be enhanced skin integrity to prevent new wounds from forming. For patients with EBS, an estimated half of them will have a mutation in K14. The goal of modifying keratin production is to target the upregulation of a potentially compensatory K15. Under normal conditions, K5 and K14 combine (dimerize) to form adhesion at the basal layer within the epidermis. In EBS, one or both of these keratins are damaged. Our investigational hypothesis is that K15 may be able to compensate by replacing K14 in this equation and combining with K5 to form the adhesive properties needed for normal skin structure.

CBN was studied in a panel of cannabinoids to determine its ability to regulate keratin expression. CBN induced upregulation of K15 in 2 of the 3 experiments. Concentrations of 0.1 µM and 1 µM produced similar effects (approximately 6 to 17-fold increase in K15 expression). The highest concentration of 10 µM did not increase the size of the effect (approximately 3 to 13-fold increase). Lack of a dose-response may mean a threshold was exceeded, above which no further effect can occur.

Relative K15 Expression in Human Keratinocytes (HaCaT), Post-Confluence (48 hours)

Study 1 did not exhibit an important effect. The reason for this is uncertain, with one hypothesis being that the cells tested had been through too many passages. Despite the variation observed across these three studies, these results are encouraging as INM-755 cream may help create stronger skin by upregulating K15.

Hemidesmosome formation also occurs during normal differentiation of keratinocytes as they mature from the basal layer, not only in a wound-healing situation. Through the upregulation of K15, INM-755 cream applied to intact skin might gradually strengthen the skin and reduce the number of blisters and eventual wounds. For this effect, it could also be applied to wounds that have completed the initial re-epithelialization stage.

(b)	Effects on Wound Healing

Cutaneous wound healing is a complex process with four main phases: inflammation, re-epithelialization, tissue formation, and tissue remodeling. In EB wounds, all four phases of cutaneous wound healing can be impacted, leading to chronic non-healing wounds. The wounds of EB patients are found primarily at or close to the junction of the epidermal and dermal layers. In these partial-thickness wounds, wound closure is achieved primarily by re-epithelialization rather than through granulation.

One major disease symptom in EB is the extensive wounds that can be generated throughout any day by simple friction on the skin, even as simple as clothes rubbing the skin. In addition to increasing the skin integrity via K15 up-regulation, another key goal would be facilitating accelerated wound healing via rapid skin regeneration and wound closure. E-Cadherin is major component of epithelium integrity. During wound healing, transforming growth factor beta, or TGF-ß, causes a reduction in E-Cadherin, allowing keratinocyte migration across the open wound. This is then followed by a return to normal levels of E-Cadherin to rebuild the integrity of the skin. CBN may play a role in the second phase of wound healing by accelerating the normalization of E-Cadherin expression. Additional studies are warranted to further explore this effect.

On July 10, 2017, we announced that we had entered into a research and development collaboration with ATERA SAS of France, a leading tissue engineering company specializing in the development of advanced human tissue models. On April 6, 2018, under the terms of the Agreement, we and ATERA agreed to transfer the execution of the collaborative research to the Fraunhofer Institute in Germany. Under the terms of the agreement, Fraunhofer will develop 3D human skin models of EB to evaluate the in vitro drug efficacy of CBN. Fraunhofer will also investigate the beneficial effects of topically applied INM-755 at ultra-structural cellular and molecular levels on in vitro 3D reconstructed human full thickness (dermis-epidermis) skin models composed of both normal and EB-derived skin cells. This project with Fraunhofer is designed to assess the potential of INM-755 to have an impact in enhancing skin integrity to support our current data indicating an up-regulation in specific keratins in the skin.

Inflammation is an important early step in wound healing and several of our studies demonstrated CBN has anti-inflammatory activity. Therefore, we conducted studies to evaluate the effect of CBN on the normal wound healing process. While an early in vitro assay indicated that high concentration of CBN could cause delays or prevent one of the first steps in wound healing, a subsequent study conducted with the INM-755 cream formulation did not hinder cell viability, cell migration, or wound closure. This was demonstrated in a wound-healing experiment conducted in 3-dimensional reconstructed human epidermis, or “RHE”, models with fully differentiated skin layers. Punch biopsy wounds were treated with INM-755 creams at three strengths, which included the intended cream concentrations for the first studies in healthy volunteers. No delay or inhibition of re-epithelialization was shown in CBN-treated models; the untreated control healed slightly slower in the first 5 days.

A composite of pictures showing 2D photographic images of the punch biopsy wounds as they heal over time. The re-epithelialization of the wound is shown by migration and growth of keratinocytes from the outside edge of the wound over time, migrating/growing to the center of the wound until the wound is closed:

One more study was conducted to explore the potential of CBN to interfere with early stage wound healing. In this study, superficial partial thickness wounds were introduced by a dermatome in an in vivo animal model and treated for 7 days with INM-755 creams at the same three strengths as used in the RHE models. Wound healing assessments included clinical observations, quantitative wound area measurements on photographic images and histopathologic examination. Treatment with INM-755 creams at the strengths intended for clinical development did not cause any delays in wound healing.

(c)	Reducing inflammation:

CBN was tested on two important markers of inflammation: IL-8 and MMP-9, because of their suspected links with blister formation in EBS and chronic cutaneous inflammation.

Interleukin-8, or IL-8, is the most potent chemoattractant for blood neutrophils and important mediator of angiogenesis, or the formation of new blood vessels. Chronic IL-8 production and neutrophil activation in a skin wound is an unfavorable element of skin pathology as it leads to extensive inflammation.

Matrix metalloproteinases, or “MMPs”, are part of the zinc-dependent endo-proteases family which modulate homeostasis of the extracellular matrix in skin. In response to skin damage and inflammation, metalloproteinases, including MMP-9, are often up-regulated. Specifically, exposure of keratinocytes, such as HaCaT cells, to TNF-α induces expression of the inflammatory-related factors such as IL-8 and MMP-9.

IL-8 and MMP-9 are upregulated in blisters of EBS patients and both are suspected to be contributing to blister formation. Both IL-8 and MMP-9 have been identified as targets for treatment of cutaneous inflammation in EBS. Therefore, reducing one or both might be helpful for controlling/reducing chronic skin inflammation in EBS.

While inflammation is an important first step in healing a new cutaneous wound, prolonged inflammation will interfere with the later stages of wound healing. Persistent inflammatory activity, which may occur with infection or re-injury, often interferes with healing EB wounds.

Dose-Related Reduction in Relative IL-8 Expression in Human Keratinocytes (HaCaT)

Insult = Tumor Necrosis Factor α (TNFα) and Interferon g (IFNg)

For IL-8: CBN produced a clear dose response with 35% reduction of IL-8 expression at 4 µM, 42% at 8 µM and 52% at 16 µM. Therefore, the IC50 was 16 µM. By comparison, hydrocortisone at 10 µM caused a 54% reduction in IL-8 expression. CBN was similar to hydrocortisone with respect to anti-inflammatory activity in this model.

Dose-Related Reduction in Relative MMP-9 Expression in Human Keratinocytes (HaCaT)

Insult = Tumor Necrosis Factor α (TNFα) and Interferon g (IFNg)

For MMP-9: Consistent results in both studies with a dose-related reduction of MMP-9 expression. The consistency in direction and magnitude of effect provides convincing evidence for down regulation of MMP-9 by CBN under insult conditions. The reduction was 22% at 4 µM and about 40% at both 8 and 16 µM. CBN showed a little less anti-inflammatory activity than hydrocortisone in this model, but still an important reduction.

(d)	Pain reduction:

One pharmacodynamic endpoint that was studied was pain. Pain is one of the key symptoms in EB and requires significant effort to monitor and treat. CBN has demonstrated positive pain-relieving effects in NGF-induced in an in vivo pain model. To further demonstrate this, we utilized in vivo electrophysiology where CBN blocked the pain signals in the neurons.

In an in vivo of myofascial pain, nerve growth factor, or “NGF”, was injected into the masseter muscle, resulting in local mechanical sensitization lasting about 5 days. On Day 3, CBN was injected into the masseter muscle and the mechanical withdrawal threshold was assessed with a rigid von Frey hair. The mechanical force was gradually increased until the animal moved its head away from the stimulus.

Behavioral Effects of CBN in In vivo Model of Myofascial Pain

Adapted from Wong H, Cairns BE. Arch. Oral Biol. 2019;104:33-9.

CBN injected into the masseter muscle significantly reversed NGF induced mechanical sensitization at 10 minutes post-injection. (Behavioral study)

In parallel, electrophysiology recordings of single ganglion neurons that innervate the craniofacial muscles were performed (33 masticatory muscle mechanoreceptors). The electrophysiology effects parallel the behavioral effects. CBN significantly increased the relative mechanical threshold at 30- and 60-minutes post-injection. The results of this study have been published.

Electrophysiological Effects of CBN in In vivo Models of Myofascial Pain

Adapted from Wong H, Cairns BE. Arch. Oral Biol. 2019;104:33-9.

(e)	Antimicrobial activity:

In the literature, certain cannabinoid compounds have been shown to have potent antibacterial properties including against various strains of multidrug-resistant bacteria, including methicillin-resistant S. aureus, or “MRSA”. We have screened a number of cannabinoid compounds by standard methods against a broad range of Gram-positive and Gram-negative aerobic and anaerobic bacteria. Results of this third-party research demonstrated potent antimicrobial activity for all tested cannabinoid compounds, particularly against Gram-positive isolates. While these cannabinoids may provide some localized antibacterial benefit, it is unlikely that such effects would encourage cessation of broad-spectrum, systemic antibiotic usage.

(f)	EBS formulation prototype development:

Careful attention must be paid to any topical product to be administered for the treatment of EB for several reasons. Our target product is designed to be applied over major portions of the body (if not the entire body), once each day. As such, the patients, who are often children, will be exposed to the active drug as well as the excipients of the skin cream, possibly for the duration of their lives. Accordingly, great care must be given that these components will be safe over the long-term and that they will not add to the already painful condition that the patients are suffering.

Particular attention has been given to the following criteria in the formulation development for INM-755:

●	The excipients are safe for extensive body surface area exposure for a long duration of time;

●	The API (cannabinoid) is dosed at the appropriate level – high enough to provide optimal clinical effect at the treatment site but low enough to minimize any systemic exposure; and

●	The final formulation can be administered daily with minimal friction to the skin.

We have utilized the Franz Cell diffusion method to assess skin penetration rates and depth for a proposed topical formulation for INM-755. The formulation is applied to skin samples and measurements are taken of how much drug penetrates to which depths in the skin. Using this method, a preliminary formulation of INM-755 achieved drug delivery to the epidermis and dermis layers as needed. Working with well-characterized excipients, we have tested several slight variations in formulation to achieve the desired concentration of drug in the skin while simultaneously avoiding high drug concentrations in systemic circulation (in the blood). We announced the selection of a final excipient formulation on November 12, 2018.

Starting in mid-2017 to present, we worked with several leading, international preclinical contract research organization to: (i) develop a final formulation used in INM-755; and (ii) initiate work of an Investigational New Drug Application, or “IND” enabling pharmacology and toxicology studies that are required before INM-755 could be used in future clinical studies.

Toxicology and Safety Pharmacology Studies of CBN

The investigational medicinal product, INM-755 (CBN) cream is for topical application on the skin. The cream base has a simple formulation with known pharmaceutical-grade excipients. It is a pluronic lecithin organogel. Pluronic lecithin organogels have been widely used by compounding pharmacists for topical preparations since the early 1990s. Therefore, the focus of the toxicology program has been to characterize effects of the active agent.

CBN is a new molecular entity, or “NME”, not yet approved for medical use in any country. Therefore, we are required to perform thorough safety testing prior to human administration. The intended route of administration for INM-755 is topical and is anticipated to result in low systemic exposure via the bloodstream. Despite only nominal risk of meaningful systemic exposure, regulatory authorities still require that we examine the consequences of systemic exposure on key biological functions and organ systems. For this purpose, the drug was administered by subcutaneous (SC) injection to achieve high in blood circulation. Topical safety studies using the intended route of administration and the clinical cream formulation were also conducted. These nonclinical toxicology studies included:

●	Topical 28-day safety, in vivo;

●	Systemic 28-day safety study, in vivo, with SC administration;

●	Genotoxicity – standard battery of required tests for NMEs, including:

●	In vitro bacterial mutagenicity study (classically the Ames assay) [Organisation for Economic Cooperation and Development test guideline 471 (OECD 471)],

●	In vitro micronucleus study in Chinese Hamster Ovary cells [OECD 487], and

●	In vivo mammalian erythrocyte micronucleus study [OECD 474];

●	Phototoxicity – required because CBN has some absorbance in the UVB range; in vitro neutral red dye uptake study in cells from BALB/c 3T3 mice [OECD 432];

●	EpiOcular, in vitro eye irritation study [OECD 492];

●	Non-adjuvant Buehler method skin sensitization study, in vivo [OECD 406]; and

●	In vivo drug distribution study with SC injection of radiolabeled drug.

In the 28-day in vivo dermal toxicity study, INM-755 cream was given as topical daily doses applied to 10% body surface area. The quantity of cream applied resulted in a thick layer of cream, much more than a typical clinical application. After each daily cream application, the application sites were covered with a hypoallergenic, waterproof, breathable dressing for 24 hours and then scored for local tolerance. In this GLP study, systemic toxicity was also fully investigated by standard parameters. Based on clinical and histopathologic review, no CBN-related dermal toxicity was demonstrated in this study. Systemic exposure was minimal due to the topical route of administration and no systemic toxicities occurred either. The No Adverse Effect Level, or “NOAEL”, was determined to be the highest concentration of cream tested.

In the 28-day in vivo systemic toxicity study, CBN was given as daily SC injections up to the solubility-driven maximum feasible dose. No adverse drug-related effects were noted on clinical signs, clinical pathology parameters, ophthalmic evaluations, gross necropsy, organ weights, or histopathology. CBN was well tolerated at all doses, despite considerable systemic exposure. The NOAEL was determined to be the highest dose tested.

The standard battery of genotoxicity studies was conducted with CBN (2 in vitro and 1 in vivo) and all were negative. CBN did not cause phototoxicity in vitro. INM-755 cream at low and mid dose levels did not cause eye irritation in vitro. INM-755 cream at the highest tested dose did not cause a sensitization reaction in the in vivo sensitization model.

In summary, we have completed 20 safety pharmacology and toxicology studies to investigate the effects of CBN. We have also completed three Phase 1 safety and tolerability studies in healthy volunteers, two studies of which were conducted with varying concentrations of INM-755 cream and one study of which examined the non-CBN components of the cream base for INM-755.

Toxicity to Central Nervous System

Due to the well-documented psychoactivity of THC, all cannabinoid compounds need to be tested for their psychoactive potential. In a standardized safety pharmacology study, we tested exceptionally high dose levels of CBN (more than 10,000 times the expected systemic exposure after topical dosing). No central nervous system adverse effects were observed even at the highest dose. 108 different central nervous system criteria were measured.

The toxicology and safety pharmacology data package covered a broad range of drug concentrations and was designed to support other clinical programs to treat topical skin conditions.

Summary of Completed and Contemplated Clinical Development Plans

A regulatory application to support our first Phase I clinical trial in healthy volunteers with INM-755 (77-101-HV) was submitted November 4, 2019 and approved December 6, 2019. The initial Phase I clinical trial evaluated the safety, tolerability, and pharmacokinetics of INM-755 cream in 22 healthy volunteers with normal, intact skin; the volunteers had cream applied once daily for a period of 14 days. All subjects in this first clinical trial completed treatment and evaluations by March 27, 2020. Database completion and data analyses were delayed by pandemic restrictions. Study results were reported November 25, 2020. A blinded interim safety review from the first 16 subjects in the Phase I study were included in a regulatory application that was approved April 17, 2020, for a second Phase I clinical trial of 8 healthy volunteers to test the local safety and tolerability of applying sterile INM-755 cream to small wounds once daily for 14 days. As with the initial Phase I trial, the second clinical trial (755-101-HV) was conducted with two different drug concentrations and a vehicle control. Enrollment began in early July 2020 and the clinical trial completed treatment and evaluations at the end of September 2020. Study results were reported January 8, 2021. The safety of INM-755 will continue to be assessed throughout its clinical development.

INM-755 cream was well tolerated in the two Phase I clinical trials in healthy volunteers and the next step will be to study INM-755 cream in patients with EB (Study 755-201-EB). Regulatory applications to support this global trial have been filed and are under review by the National Competent Authorities and Ethics Committees in Germany, France, Italy, Austria, Israel, Greece and Serbia, with patient enrollment expected to begin in 2H21.

We can make certain scope-estimates in terms of potential clinical trial sizes, timing and endpoints based on the recent clinical pathway followed by another phytochemical-based topical product for EB, ZorblisaTM (Amicus Therapeutics). The key finding from our review of publicly available information for the ZorblisaTM development program is that a clinical program is very focused for an orphan indication and the clinical trials do not include large numbers of patients. It would not be feasible to conduct large trials for such a rare disease. Therefore, the clinical studies need to be carefully designed and controlled to allow suitable assessment of the safety and efficacy of a new therapy in a small number of patients. Broad multicenter trials would be needed to recruit patients as quickly as possible. We will work closely with regulatory authorities and clinical experts in developing the clinical program for INM-755. The table below shows the completed and near-term planned clinical studies. A Phase III clinical program, which will be needed in order to submit an application seeking regulatory approval for commercialization, is not included in this table.

On average, it takes at least ten years to complete the development of an investigational drug from its initial discovery to the marketplace, with clinical trials alone taking six to seven years on average. It is not possible with any degree of certainty to estimate how long it will take to complete clinical trials and potentially obtain marketing approval for INM-755. To the extent that INM-755 may potentially be designated as either a Fast Track drug, a Breakthrough Therapy, or eligible for Priority/Accelerated Review, our timeline to any potential marketing approval may be shorter than might otherwise be the case.

Next Steps for the INM-755 in EB Program

Subject to COVID-related delays and other external factors, we plan to accomplish the following tasks for the INM-755 in EB program during calendar year 2021:

●	Report results from Study 755-102-HV (completed);

●	File regulatory submissions for Study 755-201-EB in 1H21 in several countries (completed); and

●	Initiate enrollment in Study 755-201-EB (2H21)

Commercial Opportunity for EB Products

Commercial attractiveness and valuations of therapies under development (prior to market launch) can be measured several ways. In EB, there are research reports from reputable investment banking firms regarding the potential peak annual sales for the products themselves, which may serve as a baseline estimate for the value of a successfully marketed end product:

●	Cowen and Company – In a September 2015 research report on Amicus Therapeutics, Cowen estimated the market potential for a drug that provides partial symptomatic relief in EB (ZorblisaTM) as having potential maximum annual revenues of $1.2B.

●	JP Morgan – In a similar research report from 2015 on Amicus, JP Morgan estimated peak annual sales of ~$900M for ZorblisaTM, if approved for sale.

In addition, there have been a couple of relatively recent, prominent in-licensing transactions and/or whole-company acquisitions around EB-focused products/companies, that may also serve as a baseline estimate of the value of successful EB products:

●	In February 2013, Shire PLC acquired Lotus Tissue Repair, Inc., for total consideration of approximately $174 million, consisting of $49 million in upfront consideration and contingent consideration of $125 million. At the time of the transaction, Lotus had a preclinical program developing recombinant human collagen Type VII as a protein replacement therapy for Dystrophic EB, a subset of EB (approximately 30% of EB cases).

●	In September 2015, Amicus Therapeutics, Inc. completed the acquisition of Scioderm, Inc., or Scioderm, for total consideration of approximately $847 million, consisting of $229 million in upfront payments of cash and stock, $361 million upon the achievement of certain clinical and regulatory milestones and $257 million upon the achievement of certain sales milestones. Further, if a Priority Review Voucher, or “PRV”, would have been awarded for ZorblisaTM, the lesser of $100 million or 50% of the PRV market value would have been delivered to Scioderm shareholders. Scioderm’s sole clinical asset at the time of the transaction was ZorblisaTM, a Phase III-ready clinical product in development for the treatment of EB. The acquisition was based on results from 42 patients in a Phase IIb clinical study of ZorblisaTM.

●	In September 2019, Castle Creek Pharmaceutical Holdings Inc. acquired Fibrocell Sciences, Inc. for total consideration of approximately $63.3M in cash. Fibrocells’ portfolio includes FCX-007, and investigational late-stage stage gene therapy product candidate for the treatment of RDEB, a congenital and progressive orphan skin disease caused by the deficiency of the protein COL7. FCX-007 is a genetically modified autologous fibroblast that encodes the gene for COL7. A Phase III trial was initiated, and if successful, a Biologics License Application filing is expected in 2021. The portfolio also includes FCX-013, an investigational, gene therapy candidate for the treatment of moderate to severe localized scleroderma. FCX-013 is currently enrolling for the Phase I portion of a Phase I/II clinical trial.

Valuation of development stage technologies, as well as the eventual market success, can be influenced by multiple factors including but not limited to the approved labeling (“indication”) for a product, efficacy and safety profile relative to competition, speed to market relative to competition, pricing/reimbursement.

Key Milestones for the EB Program:

●	August 6, 2015 – We reported positive response from preclinical research on several cannabinoids (one of which was CBN), tested in various in vitro assays. By modulating the expression of various keratin genes that are responsible for cytoskeleton intermediate filaments and/or wound healing using different cannabinoids, we sought to alleviate the EBS symptoms. We believe that these preliminary results validated our approach as the cannabinoids displayed modulation of expression of various keratin genes.

●	November 4, 2015 – We released additional preliminary preclinical data for the two-cannabinoid product INM-750 (which contained CBN as one of the APIs) demonstrating positive effects in both wound healing/skin regeneration and in reducing inflammation, two key hallmarks of EB.

●	May 18, 2016 – We reported additional preclinical results demonstrating positive pain-relieving effects of cannabinoids in animal models. This animal data demonstrated a reduction in both acute and chronic pain (CBN was one of the cannabinoids tested in this study).

●	May 4, 2017 – We filed an application with the Canadian Intellectual Property Office a PCT Application, Serial No. CA2017050546 titled, “A Cannabinoid-Based Topical Therapy for Diseases and Conditions Associated with Intermediate Filament Dysfunction”.

●	July 10, 2017 – We announced that we entered into a research and development collaboration with ATERA SAS of France, or “ATERA”, a leading tissue engineering company specializing in the development of advanced human tissue models. Under the terms of the agreement, ATERA would develop 3D human skin models of EB to evaluate the in vitro drug efficacy of a two-cannabinoid combination (one of which was CBN). ATERA would also investigate the beneficial effects of topically applied cannabinoids at ultra-structural cellular and molecular levels on in vitro 3D reconstructed human full thickness (dermis-epidermis) skin models composed of both normal and EB-derived skin cells. On April 6, 2018, under the terms of the agreement, we and ATERA agreed to transfer the execution of the collaborative research to the Fraunhofer Institute in Germany.

●	Since mid-2017 to present, we have worked with several leading GLP-certified preclinical contract research organizations, and other internationally recognized contractors to: (i) develop a final formulation for our CBN cream; and (ii) complete work on safety pharmacology and toxicology studies that are required before CBN could be used in clinical studies.

●	November 12, 2018 – We announced that the selected formulation demonstrated good drug penetration and adequate drug concentrations in the epidermis, which is the target tissue for INM-750, a two-cannabinoid formulation containing CBN as one API. Also, two types of genotoxicity studies demonstrated no mutagenicity with the two-cannabinoid formulation. Two 7-day dose-range-finding and pharmacokinetic studies were conducted for assessment of systemic toxicity. The lack of any negative results from these studies support continued development of INM-750.

●	February 12, 2019 – We announced favorable results for INM-750, a two-cannabinoid topical formulation, in two topical, 7-day dose-range-finding studies that evaluated skin irritation, plasma pharmacokinetics, histology and skin/drug concentrations. There were no drug-related adverse effects on the skin and the extent of systemic cannabinoid exposure was minimal after topical administration of the cream despite a dosing level 100 to 1,000-fold higher than the anticipated clinical dose.

●	March 13, 2019 – We announced that we will conduct all future development with a single cannabinoid skin cream, now designated INM-755. We determined that the clinical development path forward with its investigational drug candidate for the treatment of EB, previously referred to as INM-750, will be optimized by transitioning to an alternative formulation. INM-755 is formulated based on one of the two cannabinoids that comprised INM-750. We believe that pursuing a single-agent formulation, rather than a combination product, will ultimately improve the probability of development and regulatory success in this complex and rare disease.

●	November 5, 2019 – We submitted a clinical trial application to initiate a Phase I human clinical trial for INM-755 in healthy volunteers in the Netherlands.

●	December 9, 2019 – We received clinical trial application approval for study 755-101-HV, a randomized, double-blind, vehicle-controlled Phase I study designed to evaluate the local and systemic safety, tolerability, and pharmacokinetics of INM-755 applied daily on intact skin in healthy volunteers. Two strengths of INM-755 cream, plus vehicle-only, will be evaluated in 22 adult subjects over a 14-day treatment period.

●	January 20, 2020 – We revealed that the active ingredient in INM-755 and INM-088 is the rare cannabinoid, CBN. We are the first company to conduct human clinical trials with CBN. Extensive preclinical program to support the INM-755 program was exhibited at the EB2020 World Congress in London UK.

●	March 10, 2020 – We reported completed enrollment in Study 755-101-HV. Treatment is expected to conclude towards the end of March and final study results are anticipated to be announced in the second half of calendar 2020.

●	March 20, 2020 – We provided an update on operational impact of the response to the COVID-19 pandemic which included discussions with the clinical site conducting the 755-101-HV Phase I trial in the Netherlands (Centre for Human and Drug Research).

●	March 24, 2020 – We announced the filing of a Clinical Trial Application, or “CTA”, in the Netherlands to initiate a second Phase I human clinical trial for INM-755 in healthy volunteers. 755-102-HV is a randomized, double-blind, vehicle-controlled, Phase I study designed to evaluate the safety and tolerability of INM-755 cream applied daily on epidermal wounds in healthy volunteers. Two strengths of INM-755 cream will be evaluated in 8 adult subjects over a 14-day treatment period.

●	April 1, 2020 – We announced that all subjects participating in the 755-101-HV Phase I clinical trial had completed treatment and clinical evaluation.

●	April 30, 2020 – We announced clinical trial application approval in the Netherlands for Study 755-102-HV, a randomized, double-blind, vehicle-controlled Phase I study designed to evaluate the safety and tolerability of INM-755 (two strengths) applied daily for 14 days on epidermal wounds in 8 healthy volunteers.

●	July 7, 2020 – We announced initiation of enrollment of the second Phase I healthy volunteer study (755-102-HV). The 755-102-HV clinical trial is a randomized, double-blind, vehicle-controlled, Phase I study designed to evaluate the safety and tolerability of INM-755 cream applied daily on epidermal wounds in healthy volunteers. Two strengths of INM-755 cream will be evaluated in eight adult subjects over a 14-day treatment period. As with InMed’s first Phase I clinical trial with INM-755, the 755-102-HV trial is being conducted at the Centre for Human Drug Research in Leiden, the Netherlands. InMed continues to anticipate reporting results from both Phase I trials in the second half of calendar 2020.

●	September 24, 2020 – We announced completion of subject treatment in the second Phase I study in healthy volunteers (Study 755-102-HV). We anticipate reporting results from both Phase I trials in the second half of calendar 2020. Assuming a positive safety profile of INM-755 for both intact skin and epidermal wounds, we anticipate filing regulatory applications for its first study in EB patients in the first quarter of 2021.

●	November 25, 2020 – We announced the top-line results of Study 755-101-HV (“Study 101”). Study 101 was a randomized, vehicle-controlled, double-blind, Phase 1 trial, that examined the safety and tolerability of two strengths of INM-755 cream on intact skin in 22 healthy adult volunteers over a 14-day treatment period. The Study 101 results indicate that INM-755 was safe and well-tolerated on intact skin, caused no systemic or serious adverse effects. In addition, there were no subject withdrawals due to adverse events. Drug concentrations in the blood were very low, as expected.

●	January 8, 2021 – We announced the top-line results of Study 755-102-HV (“Study 102”). Study 102 was a randomized, double-blind, vehicle controlled, single-center study, in 8 healthy adult volunteers to test the tolerability of 14 days of application of the INM-755 cream on epidermal wounds under treatment procedures designed to simulate wound care for Epidermolysis Bullosa (“EB”) patients with open wounds. Results of Study 102 indicate that INM-755 cream was safe and well-tolerated on induced open epidermal wounds, caused no systemic or serious adverse effects. In addition, there were no subject withdrawals due to adverse events. These data from Study 101 and Study 102 support moving forward into clinical trials in patients with EB.

●	April 28, 2021 – We announced that we filed Clinical Trial Applications (“CTAs”) in Austria, Israel and Serbia as part of a Phase 2 clinical trial of INM-755 (cannabinol) cream in Epidermolysis Bullosa (“EB”). Additional CTAs for 755-201-EB (the ‘201 study) will be submitted to National Competent Authorities (“NCAs”) and Ethics Committees (“ECs”) in France, Germany, Greece, and Italy in the coming weeks. Responses from the NCAs and ECs are expected throughout July and August 2021; timing will vary slightly by country due to differences in local procedures.

Additional Indications for INM-755

Once a company has gone to the significant investments of bringing a new chemical entity into human clinical trials, the traditional approach is to investigate as many therapeutic uses of that product in different indications, or specific diseases. We intend to pursue this strategy as a way to leverage our knowledge of CBN and investment in the development of INM-755 as a topical skin cream. Under the assumption that we would use the same formulation for other dermatological indications, there should be no need for further Phase I safety studies allowing us to proceed directly to Phase II safety and preliminary efficacy studies in humans, since the toxicology and initial human safety studies have been completed; however, the adequacy of the nonclinical and human safety data to support new dermatologic indications will be determined by the appropriate health authority. We intend to engage with dermatologists to discuss which diseases might best benefit from INM-755, outside of EB.

INM-088 for the Treatment of Glaucoma

Introduction

Glaucoma is a chronic optic neuropathy that is typically characterized by high intraocular pressure. The cause of glaucoma is understood to be inadequate or obstructed drainage of the fluid in the eye, or “aqueous humor”, through a drainage membrane called the trabecular meshwork, or “TM”, increasing the fluid pressure within the front part of the eye, or “anterior chamber”, and subsequently leading to pressure at the back part of the eye, or “posterior chamber”. The increased intraocular pressure exacts a toll on the nerve cells, called neurons, located at the back of the eye in the retina, thinning the mesh-like tissue in this region and resulting in damage to the neurons and specifically to the optic nerve, which provides the impulses of sight to the brain. This damage leads to blindness. Glaucoma is currently the second leading cause of blindness world-wide and is estimated to affect a population of about 76 million worldwide.

Current glaucoma therapies generally act to lower intraocular pressure either by reducing the aqueous humor production by the cells around the eye, or the “ciliary epithelial cells”, or by increasing fluid drainage through the TM. Nevertheless, we believe that there is considerable room for improvement of existing drugs, most of which are formulated as eye drops, in terms of increasing the amount of drug that can be safely delivered to increase its effect, improving the delivery of the drug into the eye, and the reducing the common effect in currently used therapies that, over time, their efficacy diminishes as the body becomes tolerant to these classes of drugs. Studies have shown that when drugs are delivered as eye drops, less than 5% of the dose penetrates into the eye, indicating that 95% of the administered drug never reaches its desired target as it is wiped away upon blinking. Thus, there is much room for improvement on the drug delivery as a means of increasing clinical efficacy.

CBN is the key API in our second drug candidate, INM-088, which is in preclinical studies as a potential treatment for glaucoma. We conducted studies to test the ability of CBN to provide protection to the neurons at the back of the eye, referred to as “neuroprotection”, and reduce the intraocular pressure in the eye. We compared several cannabinoids, including CBD and THC, to determine which cannabinoid was the best drug candidate for the treatment of glaucoma. Of all of the cannabinoids examined, CBN demonstrated the most optimal effect of neuroprotection. Furthermore, CBN also exhibited intraocular pressure reduction capability.

Science behind Glaucoma

Glaucoma is a group of eye diseases which results in degeneration of neurons, damage to the optic nerve and vision loss. The most common type is open-angle glaucoma, or “OAG”, with less common types including closed-angle glaucoma, or “CAG”, and normal-tension (i.e., no increase in intraocular pressure) glaucoma. OAG develops slowly over time and the patients normally don’t experience pain. If left untreated, side vision may begin to decrease followed by central vision, resulting in blindness. CAG can present gradually or suddenly. The sudden presentation may involve severe eye pain, blurred vision, mid-dilated pupil, redness of the eye and nausea. Vision loss from glaucoma, once it has occurred, is permanent.

Risk factors for glaucoma include increased pressure in the eye, the thinness of the cornea, a family history of the condition, age over 40 years in African Americans, and age over 60 years for other ethnic groups (especially Mexican Americans). High intraocular pressure (those with a value of greater than 21 mmHg or 2.8 kPa) is often associated with a greater risk of glaucoma. However, some people may have high eye pressure for years and never develop damage. Conversely, neurodegeneration and optic nerve damage may occur with normal pressure, known as normal-tension glaucoma. The mechanism of OAG is believed to be slow exit of aqueous humor through the trabecular meshwork while in CAG the iris blocks the TM. Diagnosis is typically made by a dilated eye examination.

If treated early, it is possible to slow or stop the progression of the disease with medication, laser treatment, or surgery. Currently, the goal of these treatments is to decrease eye pressure. A number of different classes of glaucoma medication are available. Laser treatments may be effective in both OAG and CAG. Several of types of glaucoma surgeries may be used in people who do not respond sufficiently to other measures. Treatment of CAG is a medical emergency.

Epidemiology

The global prevalence of glaucoma for population aged 40–80 years is 3.54%, of which 75% is OAG. As of 2010, there were 44.7 million people in the world with OAG of which 2.8 million were in the United States. By 2020, the prevalence is projected to increase to 80 million worldwide and 3.4 million the United States. It occurs more commonly among older people. CAG is more common in women. Both internationally and in the United States, glaucoma is the second-leading cause of blindness.

Current Treatments in Glaucoma

Current treatments for glaucoma include medication, laser treatment and surgery. The goals of glaucoma management are to avoid glaucomatous damage, nerve damage and preserve visual field and total quality of life for patients, with minimal side effects. This requires appropriate diagnostic techniques and follow-up examinations, and judicious selection of treatments for the individual patient. Although intraocular pressure is only one of the major risk factors for glaucoma, lowering it via various pharmaceuticals and/or surgical techniques is currently the mainstay of glaucoma treatment.

Current prescription eyedrop medications targeting intraocular pressure reduction include:

●	Prostaglandins and prostaglandin analogs such as latanoprost, bimatoprost and travoprost to increase the outflow of fluid from the eye and reduce ocular pressure. These can sting the eyes, darken the iris and eyelashes, and blur vision;

●	Beta blockers such as timolol and betaxolol reduce ocular pressure by reducing the production of fluid in the eye. Possible side effects include wheezing or difficulty breathing, slowed heart rate, lower blood pressure, impotence and fatigue;

●	Alpha-adrenergic agonists such as apraclonidine and brimonidine, both reduce the production of aqueous humor and increase the outflow of fluid from the eye. Side effects may include dry mouth, red eyes or eyelids, fatigue, low or high blood pressure, blurred vision and light sensitivity; and

●	Carbonic anhydrase inhibitors such as dorzolamide and brinzolamide reduce the production of fluid in the eye, but they are associated with blurred vision, bitter metallic taste in the mouth, dry eyes, red/irritated eyes, headache, and upset stomach.

Often patients need to take a combination of different drugs and multiple eye drops throughout the day. Given side effect profiles, many patients do not take their medications properly or at all. Surgery and laser therapies are intended to physically improve the drainage of fluid from the eyes and lowering of the intraocular pressure. Patients with OAG can have clogged channels in the TM opened with laser therapy, filtering surgery (trabeculectomy) or electrocautery. In other cases, small drainage tubes may be implanted in the eye. Possible complications include pain, redness, infection, inflammation, bleeding, abnormally high or low eye pressure and loss of vision. Some types of eye surgery may accelerate the development of cataracts. Additional procedures may be needed if eye pressure continues to increase.

Treatment Considerations based on Glaucoma Severity

Competition for INM-088 in Glaucoma

Due to the large medical need and potentially significant commercial opportunity, the competitive landscape of glaucoma is intense. As such, there are currently over 10 medications approved by the FDA for the treatment of glaucoma, which are summarized in the table below, according to drug class. In addition to the currently approved medications, there are a multitude of other therapies being evaluated in clinical trials, and many others at the preclinical stage. Finally, it should be noted that there are several laser surgeries, and other forms of surgical procedures that are currently being performed to treat glaucoma, which also serve as a source of competition to the therapeutic alternatives.

In December 2017, the FDA approved RHOPRESSA® as the first in a new class of glaucoma treatments known as Rho Kinase inhibitors.

RHOPRESSA® is indicated for the reduction of elevated intraocular pressure in patients with open-angle glaucoma or ocular hypertension.

Most treatments for glaucoma are designed to lower and/or control intraocular pressure. Glaucoma eye drops often are the first choice over glaucoma surgery and can be very effective initially at controlling intraocular pressure to prevent eye damage. Glaucoma eye drop formulations are often prescribed in combination to achieve an additive or synergistic effect for the best intraocular pressure control. However, some people are poor candidates for various glaucoma eye drops; in particular, those who may react negatively to drug product that may reach other parts of the body. A certain percentage of the active ingredient of the medication, though small, will enter the bloodstream via eye vasculature and may adversely affect other organ functions such as heart rate and breathing.

INM-088 is envisioned as a once- or twice-a-day eye drop medication to compete with treatment modalities in the medicines category if approved for commercialization.

In addition to INM-088, we are only aware of one other pharmaceutical-grade cannabinoid-based therapy being evaluated for the treatment of glaucoma. Specifically, Skye Biosciences Inc. (formerly Emerald Biosciences) is developing NB1111 (THC-Val-HS) for the treatment of glaucoma. NB1111 is a THC prodrug, which has demonstrated intraocular pressure-lowering efficacy in preclinical models.

Medicines for Glaucoma Treatment (Intraocular Pressure-Lowering Drugs)

Investigational Glaucoma Treatments

Despite the treatments available for lowering the intraocular pressure, there are some individuals for whom these treatments are either not tolerated due to side effects or in whom the intraocular pressure is not sufficiently lowered. In these situations, both glaucoma patient and physician look for alternative therapies.

While some experimental glaucoma medications explore new ways of controlling intraocular pressure, other treatments are directed at protecting the optic nerve (neuroprotection) to prevent eye damage, potential vision loss or even blindness. Many ongoing clinical studies are trying to find neuroprotective agents that might benefit the optic nerve and certain retinal cells in glaucoma.

Some investigational treatments are undergoing FDA clinical trials to prove safety and effectiveness. Other potential glaucoma treatments are strictly in experimental stages and may be years away from the possibility of being available on the marketplace.

Cannabis (THC) to treat Glaucoma

Decades of anecdotal evidence suggests that the use of Cannabis may play a role in lowering intraocular pressure in glaucoma. However, no such products have been formally investigated in clinical trials and none is currently approved for the treatment of this disease. The neuroprotective role of cannabinoids has not heretofore been utilized as a therapeutic strategy in glaucoma, primarily due to great difficulties associated with the targeted delivery of cannabinoids to intraocular tissues. This class of compound is also relatively poorly bioavailable due to its low aqueous solubility.

Previously reported attempts for topical delivery of cannabinoids, in particular, the psychoactive drug THC, to the ocular tissues used formulations based on mineral oil. Until very recently, studies on novel topical ophthalmic formulations of cannabinoids have been largely non-existent. Nevertheless, the use of marijuana to treat glaucoma has extensive anecdotal evidence and some supporting clinical data. It has been definitively demonstrated and widely appreciated, that smoking marijuana lowers intraocular pressure in both normal individuals and in those with glaucoma. Certain drawbacks are associated with the use of (smoked) marijuana to treat glaucoma:

●	Marijuana has a short duration of action (only 3-4 hours), meaning that to lower the intraocular pressure around the clock it would have to be smoked every three hours;

●	Marijuana’s mood-altering effects, almost exclusively via the chemical THC, would prevent the patient who is using it from driving, operating heavy machinery, and functioning at maximum mental capacity; and

●	Marijuana cigarettes also contain hundreds of compounds that damage the lungs, and the deleterious effect of chronic, frequent use of marijuana upon the brain is well established.

Other means of administering THC include oral, sublingual, and eye drop instillation. The first two modalities avoid the deleterious effect of marijuana smoke on the lungs but are limited by the other systemic side effects. Other side effects associated with systemic use of THC for glaucoma include: impaired lung function, psychosis, anxiety dependence, tolerance, acute cardiac events and central nervous system-related adverse effects. In one study in which doctors offered some of their patients with worsening glaucoma the option of pills containing THC and/or smoking marijuana, all of them experienced side effects and 4 of 9 patients had discontinued use by either or both methods within 9 months due to side effects. Given that glaucoma is a lifelong disease, commonly requiring treatment for decades, these results strongly suggest that systemic use of THC is not a reasonable treatment option for such patients. The use of eye drops containing THC, or related compounds, has been investigated, but it has not yet been possible to formulate an eye drop that is able to introduce the drug into the eye in sufficient concentrations due to the low poor water solubility of the active ingredients.

Although marijuana may lower the intraocular pressure temporarily, that intraocular pressure-lowering effect is only one consideration in slowing the optic nerve damage of glaucoma. For instance, there is a growing body of evidence that inadequate blood supply to the optic nerve may contribute to glaucoma-related damage. Since marijuana given systemically is known to lower blood pressure, it is possible that such an effect could be damaging to the optic nerve in glaucoma, possibly reducing or eliminating whatever beneficial effect that would be conferred by lowering intraocular pressure. For this reason, marijuana, or its components administered systemically, cannot be recommended without a long-term trial which evaluates the health of the optic nerve.

An exciting finding is the discovery of receptors for cannabinoids in the tissues of the eye itself, suggesting that local administration has the possibility of being effective. Furthermore, there is evidence from research in the brain that there may be properties of the cannabinoids that protect nerve cells like those in the optic nerve. This raises the hope that cannabinoids could protect the optic nerve not only through intraocular pressure-lowering but also through a neuroprotective mechanism. However, unless a well-tolerated formulation of a marijuana-related compound with a much longer duration of action is demonstrated in rigorous clinical testing to reduce optic nerve damage and preserve vision, there is no scientific basis for use of these agents in the treatment of glaucoma.

The wide variety of topically effective anti-glaucoma drugs that are available today, and a few others in the developmental stage, represent significant advancement in ocular therapeutics. While these topical ophthalmic preparations have reduced the risk of systemic toxicity to some extent, their long-term use causes systemic as well as ocular toxicity. Many ophthalmologists generally select the drugs individually and replace them regularly in order to prevent the habituation phenomenon (reduction in effect of the drug over time due to tolerance) and negative side effects.

Drug Discovery Process

To date, we have utilized several preclinical investigations to:

●	Compile a list of genes that are associated with development of glaucoma disease from our own in-house curated disease analysis. We grouped these selected genes based on the glaucoma disease hallmarks such as trabecular meshwork remodeling, retinal ganglion cell survival and genes involved in extracellular matrix; and

●	Better understand the relationship among selected glaucoma disease genes, we constructed a protein-protein interaction network and the graphic view of the interaction network was built for further discovery.

Glaucoma is a neurodegenerative disease in which various triggers (such as elevated intraocular pressure) induce cascades of events, which ultimately lead to apoptotic retinal ganglion cell death and result in irreversible loss of vision. However, as mentioned above, the goal of all current glaucoma therapies is to reduce intraocular pressure without including any strategies of neuroprotective treatment. In fact, some patients often fail to show much improvement even after intraocular pressure reduction, whereas others develop glaucoma in the absence of elevated intraocular pressure.

Key Preclinical Results for CBN as a Drug Candidate to Treat Glaucoma

INM-088 is an eye-drop CBN formulation being developed for the treatment of glaucoma. The preclinical development program for INM-088 has included a number of studies comparing a number of cannabinoids, including CBN, THC and CBD, among others, to determine which cannabinoid holds the greatest potential to treat glaucoma. This preclinical research to date is comprised of both in vitro and in vivo studies and led to the selection of CBN as the lead drug candidate for further development.

The scope of the in vitro studies to date include the following:

1)	Evaluation of the neuroprotective effects of selected cannabinoids on the differentiated retinal ganglion cells, or “RGCs”, a thin layer of neurons responsible for relaying visual signals in the eye, under normal atmosphere pressure and elevated pressure conditions.

Notably, exposure of RGCs to increasing concentrations of several cannabinoids, including THC and CBD resulted in dose dependent cytotoxicity, or cell death, over time. Importantly, however, CBN-exposed RGCs demonstrated the lowest level of toxicity among the cannabinoids used in these experiments (n=5). In addition, exposure of the RGCs to elevated pressure in a cell-based model for glaucoma (without exposure to cannabinoids) for 72 hours resulted in high level of cytotoxicity, whereas exposure of these cells to both an elevated pressure (20-40 mmHg) plus CBN, within the same time-period, resulted in cell survival in a dose dependent fashion. A neuroprotective effect of CBN was also observed under elevated pressure conditions in the pressurized chamber that is designed to mimic the clinical situation of increased intraocular pressure in glaucoma; CBN performed better than both CBD and THC in this preclinical model under identical testing conditions.

2)	Evaluation of anti-apoptotic effects of CBN on the differentiated RGCs when exposed to elevated pressure conditions.

Using the same in vitro model described above, we also looked at a specific, natural self-destruction process called programed cell death, or apoptosis. We verified that CBN has an anti-apoptotic effect on differentiated RGCs when subjected to elevated hydrostatic pressure. Exposure of these cells to high-pressure levels in the pressure chamber apparatus, without exposure to cannabinoids, for 6 hours resulted in an induction of apoptosis ranging from 30-60% (n=3). Exposure of these cells under the same conditions concurrently with CBN prevented apoptosis and resulted in a higher level of cell survival.

3)	Evaluation of CBN impact on the expression of specific extracellular matrix (ECM) markers on primary human trabecular meshwork (TM) cells under basal condition and following stress-induction with Transforming Growth Factor Beta 2 (TGF-ß2), a cytokine used to alter extracellular matrix metabolism.

A key risk factor for the development and progression of glaucoma is elevated IOP, the result of increased resistance to aqueous humor outflow through the TM. Therefore, evaluation of CBN effects on TM observed under elevated pressure conditions mimics the clinical presentation of IOP in glaucoma is relevant in the clinical context of the disease. Increased outflow resistance has been strongly correlated with aberrantly elevated levels of TGF-ß2, a cytokine used to alter extracellular matrix metabolism of the TM of glaucoma patients compared to healthy individual. Using human primary TM cells derived from various donors and propagated in vitro at different cell passages, we were able to demonstrate that several extra-cellular matrix proteins, or “ECM” markers, were upregulated by TGF-ß2 induced condition. Furthermore, CBN treated TM cells basal condition or TGF-ß2 induced conditions for a duration of 72 hours resulted in reduction in the expression of several of these ECM protein markers (n=5).

We also conducted several in vivo experiments to understand the pharmacokinetics and efficacy of CBN in the eye as a potential treatment for glaucoma. The scope of these in vivo studies to date include the following:

4)	Evaluation of CBN pharmacokinetic profile in the eye and plasma of a preclinical model by direct intravitreal (IVT) injection into the eye.

Our first in vivo study was designed to determine the pharmacokinetic profile of CBN in preclinical models, specifically measuring CBN levels in the eye and plasma following direct bilateral IVT injection. This means that individual injections were made directly into the vitreous humor (fluid of the central cavity of the eye). Following IVT delivery, CBN levels from the plasma (n=3 per time point) and the eye (n=6 per time point) were measured at several timepoints using a qualified method. CBN levels in the plasma samples were below the detection limit of the assay. Furthermore, CBN levels in the preclinical eye model were shown to persist for an extended period of time with a projected half-life (t1⁄2) in the eye of approximately 33 hrs.

5)	Evaluation of CBN neuroprotective and IOP-lowering effects in a preclinical glaucoma model by IVT injection.

We conducted a preclinical efficacy study to evaluate neuroprotective and IOP lowering effects of CBN following IVT injection in a preclinical episcleral vein laser photocoagulation model for glaucoma. To determine the health of the neurons inside the eye, a diagnostic tool called pattern electroretinogram (pERG) was used to measure electrical activity generated by the neuron in response to light. The baseline pERG measurements were initially made and treatment groups were randomized based on their baseline pERG amplitudes (n=11-14 per group). High IOP was induced unilaterally by laser photocoagulation of episcleral veins (to approximately 19 mmHg). The untreated eye served as a control. CBN was delivered by IVT injection after episcleral laser photocoagulation on three occasions. IOP and pERG were monitored at specific time points throughout the study. Reduction in IOP (to approximately 13 mmHg for the CBN treated group) and improvement of pERG amplitudes (-49.9% form baseline for vehicle control group, -31.6% from baseline for the active control (brimonidine tartrate) group and -31.6% from baseline for the CBN group) were the outcomes measured that are useful in evaluating candidates for a potential glaucoma treatment. In summary, data from this study demonstrated a reduction of IOP and improvement of pERG function following IVT injection of CBN in this preclinical episcleral vein laser photocoagulation model of glaucoma.

Ocular Formulation Development for INM-088

There are a wide variety of topically effective anti-glaucoma drugs that are available today and others in the developmental stage that represent significant advancements for ocular therapeutics. Ophthalmologists typically prescribe drugs individually and then switch to different classes of drugs on a regular basis in order to prevent the habituation phenomenon (reduction in effect of the drug over time) and negative side effects. There is an opportunity for new therapies with low systemic toxicity and those which may not exhibit habituation.

Until very recently, studies on novel topical ophthalmic formulations of cannabinoids have been largely non-existent. Designing an ideal delivery system for any ocular disease depends on the molecular properties of the drug substance and incorporating it into the formulation while taking into consideration parameters such as size, charge, and affinity towards various ocular tissues and pigments.

For all delivery technologies under examination as candidates for INM-088, key design criteria include, among others:

●	Biocompatibility and biodegradability of the formulation;

●	Viscous fluid behavior while inside the container (to facilitate ease of manufacturing, handling and dosing);

●	Characterized and defined drug release, absorption and subsequent carrier degradation;

●	Optimized particle size and surface charge to avoid irritation upon application to the eye and to facilitate ocular penetration; and

●	Stable final drug product to ensure drug product quality storage over time.

One of the delivery technologies under development as a potential delivery vehicle for CBN in ocular disease is our proprietary, stimulus-responsive, nanoparticle-laden hydrogel vehicle for spatiotemporal and dosage-controlled release of cannabinoids into the aqueous humor of the eye. This hydrogel is envisioned to be packaged as a liquid and is intended for application as an eye drop. We investigated the compatibility and effectiveness of our hydrogel formulation with CBN as compared to other third-party ocular drug delivery technologies such as EyeCRO’s MiDROPs® microemulsion. We conducted an in vivo study that compared both the hydrogel and MiDROPs® formulated with CBN and showed that a similar level of CBN was measured in the retina and retinal pigmented epithelium tissues following topical administration of each formulation. In early December 2020, we selected a final delivery technology based on the extensive data collected from these assessments that included solubility, drug delivery localization and sustained effect. This selection resulted in a licensing agreement with EyeCRO LLC for its proprietary MiDROPs® technology. Through this agreement, InMed has secured an exclusive, global commercial rights for the utilization of MiDROPs® for all cannabinoids, cannabinoid analogs and their variants. One key benefit for our INM-088 program by working with EyeCRO is that their product development and testing with MiDROPs® is already well advanced, having been previously reviewed by the US FDA during a pre-IND meeting.

Next Steps for the INM-088 in Glaucoma Program:

Subject to COVID-related delays and other external factors, we plan to accomplish the following tasks for the INM-088 in Glaucoma program during calendar year 2021 and into calendar year 2022:

●	Process and analytical development and scale-up of INM-088 formulation, MiDROPs® with CBN, to enable pre-clinical and clinical supply;

●	Conduct additional preclinical studies;

●	Initiate and complete IND/CTA-enabling toxicology studies; and

●	Prepare and file regulatory submissions (IND/CTA) and initiate the first clinical trials for INM-088.

Key Milestones:

●	May 10, 2017 – We announced the filing of a patent (US62/503,258) entitled, “Ocular Drug Delivery Formulation” for INM-085 as a cannabinoid-based topical (hydrogel) therapy for glaucoma, which is an important step in providing intellectual and commercial protection for this therapy. We should note that the patent is for the hydrogel formulation and does not depend on which cannabinoid is used. We are developing a stimulus-responsive, nanoparticle-laden vehicle for controlled delivery of ophthalmic drugs into the aqueous humor of the eye.

●	October 24, 2017 – We announced results from a study co-sponsored by us (Dr. Sazzad Hossain, our Chief Scientific Officer at the time) and University of British Columbia (laboratories of Professors Vikramaditya Yadav and Ujendra Kumar). We believe that this InMed-University of British Columbia study is the first ever to report hydrogel-mediated cannabinoid nanoparticle delivery into the eye, resulting in enhanced drug uptake via the cornea and lens. This study further evidences our capacity to conduct a wide spectrum of drug development activities, including:

●	packaging the cannabinoid as a nanoparticle;

●	formulation of a cannabinoid drug candidate into a novel, tissue specific delivery vehicle; and

●	confirmation of drug delivery and diffusion into a target tissue.

In this study, our proprietary hydrogel delivery method offered unique rheological characteristics permitting it to form a thin, uniform coating - essentially a gel-like lens - over the cornea through blinking of the eyelid. This lens holds the drug in place and allows for trans-corneal absorption of the drug, which can then diffuse within the eye to the retina. Total drug delivered using this hydrogel nanoparticle formulation was three-times higher than the control formulation.

●	March 6, 2018 – We announced the publication of data on our glaucoma/hydrogel formulation program in the peer-reviewed journal Drug Delivery and Translational Research. The article, titled “A stimulus-responsive, in situ forming, nanoparticle-laden hydrogel for ocular drug delivery”, presents results from preclinical studies co-sponsored by us and was co-authored by Dr. Sazzad Hossain, our Chief Scientific Officer at the time of publication, and conducted at the labs of Drs. Vikramaditya Yadav and Ujendra Kumar at the University of British Columbia. In these studies, the investigators successfully validated the efficient transport of the formulated product in whole-eye experiments. The work seamlessly combined product design, synthetic biology, polymer rheology, and analysis of mass transport within ocular tissue. The hydrogel was formulated as a composite of hyaluronic acid and methylcellulose. Both polymers are biocompatible and highly mucoadhesive, making them ideal candidates for an ocular formulation. The amphiphilic nanoparticles were composed of a block copolymer composed of poly-ethylene oxide and poly-lactic acid, designed to facilitate enhanced cannabinoid drug delivery into the eye via the cornea. Results from the experiment verified the performance of a stimulus-responsive switching between thixotropy (thinning of the gel upon a shearing force, such as blinking) and temperature-dependent rheopexy (reforming as a gel after blinking), resulting in a thin, uniform gel-like lens that holds the drug in place to allow for trans-corneal transport. Envisioned as a once-per-day (at bedtime) administration, this formulation is designed to address many of the issues associated with current glaucoma medications.

●	May 14, 2018 – We announced the filing of a PCT Application (PCT/CA2018/050548) for a cannabinoid-based topical therapy for glaucoma, which includes the protection of our technology in several countries, including the United States, and claims a priority date from May 8, 2017 (PCT/CA2018/050548). The PCT Application filing is a conversion from the provisional patent filed in May 2017.

●	Jan. 20, 2020 – We revealed that the active ingredient in INM-755 and INM-088 is the rare cannabinoid, CBN and that we are the first company to conduct human clinical trials with CBN.

●	May 12, 2020 – We announced filing of a PCT application entitled “Compositions and Methods for Use of Cannabinoids for Neuroprotection”. This application was initially filed as a provisional patent application and it is pertaining to the potential of cannabinoids in the prevention of neuron damage associated with glaucoma.

●	On May 27, 2020 – We provided an update on the preclinical results from its INM-088 drug development program including a summary of the studies undertaken and the key results of those studies noting the potential for CBN to contribute an independent neuroprotective effect in addition to the standard IOP reduction approach to treating glaucoma.

●	Dec. 3, 2020 – We announced the selection of the final formulation for INM-088, and we secured an exclusive, worldwide license from EyeCRO LLC for its Microemulsion Drug Ocular Penetration System (“MiDROPS®”) eyedrop delivery technology targeting effective, topical administration of cannabinoids to the eye.

Additional indications in ocular disease

Similar to the strategy being pursued with INM-755, we intend to fully investigate the potential for CBN in INM-088 to treat a wide array of ocular diseases, in particular, the potential for CBN to provide neuroprotection across several diseases where blindness is the ultimate outcome. We are currently pursuing preclinical models to more closely study this effect and will leverage the toxicology and Phase I safety studies across these new indications, if deemed applicable.

Other Research and Development Programs

There is a need to find alternatives to treat chronic and severe pain that are non-addictive and have limited side effects. We have conducted limited preclinical investigations of the potential of non-THC cannabinoids to treat pain using a topical approach. In September 2018, we filed a PCT Application in the United States for INM-405 as cannabinoid-based topical therapies for the treatment of pain, which is an important step in protecting our intellectual and commercial property. The patent cites a range of cannabinoids, alone or in combination, applied topically to treat various types of pain—muscle, nerve, arthritis-induced joint pain, etc.

Key In Vivo Results for our Pain Program

Important data from our research program for pain medications were published in the European Journal of Pain (2017) and the Archives of Oral Biology (2019). Both publications specifically cited data on the use of THC and certain other cannabinoids, alone and in combination, at varying ratios, in a preclinical pain model. Findings from the published studies include:

●	Expression of cannabinoid receptors on masseter ganglion neurons. Both CB1 and CB2 receptor expression was observed in the trigeminal ganglion neurons that innervate the masseter muscle, as well as in the neuronal fibers in the muscle itself. This confirms that these peripheral nerves may be appropriate targets for a cannabinoid therapy;

●	Effect of intramuscular injections of THC and certain other cannabinoids, alone and in combination, on nerve growth factor, or “NGF”, induced sensitization. NGF, if injected into a target tissue (muscle), makes the tissue more sensitive to pain, as can be measured by a mechanical threshold, or “MT”, scale. On this scale, a lower number represent a lower pain threshold, or a lower ability to tolerate a painful stimulus. NGF injection resulted in a lowering of the MT score. Applications of THC and certain other cannabinoids, either alone or in combination, were associated with an increase of MT, meaning a higher ability to tolerate pain. It should be noted that the NGF-induced reduction in MT model mimics the type of pain reported by sufferers of TMD. Importantly, these cannabinoids only affected the muscle into which it was injected; there was no effect on surrounding tissue; and

●	In a behavioral analysis in these studies, test subjects treated with peripheral application of THC, the leading psychoactive component in marijuana, and certain other cannabinoids did not exhibit any effect on motor function. This indicates that the dose of THC used did not achieve sufficient circulatory distribution to reach the brain where it may exhibit psychoactivity. However, repeat applications of THC may still have potential to induce significant undesirable central effect.

Our INM-405 research program is at an early-stage and its continued development is subject to available resources and/or our ability to find funding or strategic partners. Continued investment in our INM-405 research program is under review and we will make a determination as to its future development based on several strategic factors, including other research priorities, in due course.

We have conducted a broad range of research and development activities to explore other uses of cannabinoids in treating human diseases with unmet medical needs. Areas of our research focus have included Chronic Obstructive Pulmonary Disease, or “COPD”, neurodegenerative diseases such as Huntington’s Disease, and breast cancer.

These programs are at various early stages of development and, as non-core assets, their continued development is subject to available resources and/or our ability to find funding or strategic partners. Continued investment in each program is under review and we will make determinations as to which programs to continue based on several strategic factors. In addition, we may choose to partner some or all of these programs with external parties.

Recent Development

Non-binding Letter of Intent to acquire BayMedica, Inc.

On June 29, 2021, we announced that we entered into a non-binding letter of intent (the "LOI") to acquire BayMedica Inc. (“BayMedica”), a private company based in Nevada and California that specializes in the manufacture and commercialization of rare cannabinoids. BayMedica is a revenue-stage biotechnology company leveraging its significant expertise in synthetic biology and pharmaceutical chemistry to develop efficient, scalable, and proprietary manufacturing approaches to produce high quality, regulatory-compliant rare cannabinoids for consumer applications. BayMedica is currently commercializing the rare cannabinoid CBC (cannabichromene) as a B2B supplier to distributors and manufacturers marketing products in the health and wellness sector. In November 2020, InMed and BayMedica entered into a reciprocal Research Collaboration Agreement to explore synergies between their respective technologies. BayMedica has been assessing specific elements of InMed's proprietary IntegraSyn™ approach for the production of cannabinoids. InMed has initiated preclinical investigation of several compounds selected from BayMedica's extensive library of proprietary cannabinoid analogs designed to be developed to treat human disease.

Under the terms of the LOI, in addition to completion of due diligence and negotiation of the definitive transaction agreements, the closing of the proposed transaction would be subject to the approval of InMed and BayMedica’s respective boards of directors, the approval of BayMedica’s securityholders, the receipt of all necessary third-party and regulatory approvals, and certain other closing conditions. Further details of the proposed transaction will be provided upon InMed and BayMedica entering into a definitive agreement for the transaction. The parties have entered into a period of exclusivity in order to negotiate the proposed transaction and definitive agreement. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated at all or on the terms contemplated in the LOI.

Manufacturing

The CBN used in INM-755 and INM-088 is currently sourced from either contract manufacturers or, for smaller quantities, from research material suppliers, that typically utilize synthetic chemistry. This is intended to be an interim step to enable us to proceed with developing its formulations, execute preclinical toxicology studies and progress through Phase I and II clinical trials. Thereafter, we may be able to utilize our IntegraSynTM system for GMP APIs. Bridging studies consisting of chemical analysis and, possibly, animal bioavailability studies may be required in order to switch our API from the current external manufacturing sources to our internal IntegraSynTM based APIs.

We expect that the final formulations (API + excipients + packaging) of INM-755 topical cream and the INM-088 eye drop formulation will be manufactured by contract manufacturers and sub-component fabricators. The contract manufacturers and sub-component fabricators will be selected based on their specific competencies in manufacturing, quality standards, and materials. FDA regulations require that products be produced under current cGMP.

Intellectual Property

A patent is a monopoly granted by a government for a period of up to 20 years. A patent provides an enforceable legal right to prevent others from exploiting an invention being a product, device, system, substance, process or method in the country of grant. For an invention to be patentable, it must be novel, involve an inventive step and useful at the time of filing the initial patent application for that invention. At 18 months from the initial patent application, the detailed description of the invention is published. In order to secure patent protection, a patent application is filed with the patent office in each country of interest, the application is considered under the patent laws of that country, and a patent will issue if the application meets the patentability criteria of that country. After a patent expires or lapses, anyone can then use the invention.

The grant of a patent does not guarantee validity and a patent may be challenged by third parties at a patent office by re-examination in some countries or through the courts by revocation proceedings. The grant of a valid patent does not mean that the invention may be exploited in a given country without infringing third party intellectual property rights in that country.

The owner of a patent has the exclusive right to prevent others from making, selling, importing or otherwise using the patented invention for the life of the patent. Patent infringement occurs when someone makes, hires, uses, imports or sells the patented invention, or a product made by a patented method, or offers to do these things, within the country covered by the patent without the permission of the owner of the patent.

Patent applications and patents are subject to payment of renewal fees over the life of the patent in order to maintain patent rights. If the renewal fees are not paid then the application or patent may lapse.

Adequate protection of intellectual property is a means to ensure that we can commercialize our intellectual property and reduce the likelihood of imitation by competitors. We intend to utilize patents available to protect its IP wherever possible. While we cannot patent the naturally occurring individual cannabinoids used in our products, there are a number of other approaches to protect our inventions. These include:

●	patents on individual or combinations of cannabinoids that provide novel methods for treating diseases;

●	formulations designed specifically to increase the safety and efficacy of drug treatments;

●	cannabinoid delivery technology; and

●	manufacturing processes for cannabinoids.

The patent methodologies listed above will be designed in a way to thoroughly protect our multi-faceted approach to develop novel cannabinoid medicines.

The Patent Cooperation Treaty, or “PCT”, is an international patent law treaty, which provides a unified procedure for filing patent applications to protect inventions in each of its member states. There are 151 member countries within the PCT, enabling near-global patent coverage through successful patent prosecution in the U.S., Japan, Europe, Canada, Australia, New Zealand, China, Brazil, Russia, India and many other countries. We have several filed patent applications currently either in the provisional stage or PCT stage of review as shown above. None have been granted to date. We retain the full commercial rights to all of these patents with any exceptions noted in the above table.

Properties

Our corporate headquarters are located at Suite 310 - 815 W. Hastings Street, Vancouver, British Columbia V6C 1B4, Canada. This office occupies approximately 4,477 square feet with a monthly basic rental rate and operating charges of an estimated C$17,402 for the first two years, C$17,775 for the third and fourth years, and C$18,521 for the fifth year. This lease expires on August 31, 2024.

We believe that our current facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space is available to accommodate any expansion of our operations, but such space may not be available in the same building, if and when such space is needed.

Legal Proceedings

From time to time, we may become involved in ordinary routine litigation incidental to the business. However, as of the date of this registration statement, we are not involved in any material pending legal or governmental proceedings.

REGULATORY OVERVIEW

The development of innovative new drugs is a time-consuming, expensive, and risky process. Despite these challenges, the pharmaceutical industry has been remarkably successful in developing a broad range of important new medicines. It is also a heavily regulated industry. Drugs are evaluated for safety, efficacy, and manufacturing quality as a condition of market access, and promotional messages must adhere to approved product characteristics. Drug prices also are regulated in most countries with national health insurance systems. Regulation of market access and promotion derives from uncertainty about drug safety and efficacy. These product characteristics can only be determined from accumulated experience over large numbers of patients in carefully designed trials or observational studies. The 1962 Amendments to the United States Food and Drug Agency Act extended the powers of the FDA to review safety, efficacy, manufacturing quality and promotion. Subsequent studies concluded that the safety and efficacy requirements added to the intrinsically high cost of research and development, led to launch delay of new drugs and favored large over small firms.

However, more recently the biotechnology revolution has transformed the nature of drug discovery and the structure of the industry. Increasingly, new drugs originate in small firms, which often out-license their products to more experienced firms for later-stage drug development, regulatory review, and commercialization. In any given year, the biotechnology industry may comprise a couple of thousand firms, but the identities of these firms change as new start-ups are formed and established firms grow, merge, or are acquired by other established companies.

Government Regulation and Product Approval

As a preclinical to early clinical stage pharmaceutical company that intends to test, register and commercialize products in the United States and other jurisdictions, we are subject to extensive regulation by various regulatory authorities. The primary regulatory agency in the US is the FDA, in Canada it is HC, and in Europe it is the EMA. Along with these three, there are other federal, state, and local regulatory agencies. In the United States, the Federal Food, Drug, and Cosmetic Act, or the “FDCA”, and its implementing regulations set forth, among other things, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, advertising and promotion of our products. Although the discussion below focuses on regulation in the United States, we anticipate seeking approval for, and marketing of, our products in other countries.

Generally, our activities outside the United States will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Approval in the United States Canada, or Europe does not assure approval by other regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way through the EMA but country specific regulation remains essential in many respects. A major difference in Europe, when compared to Canada and the United States, is with the approval process. In Europe, there are different procedures that can be used to gain marketing authorization in the European Union. The first procedure is referred to as the centralized procedure and requires that a single application be submitted to the EMA and, if approved, allows marketing in all countries of the European Union. The centralized procedure is mandatory for certain types of medicines and optional for others. The second procedure is referred to as national authorization and has two options; the first is referred to as the mutual recognition procedure and requires that approval is gained from one member state, after which a request is made to the other member states to mutually recognize the approval, whilst the second is referred to as the decentralized procedure which requires a member state to act as the reference member state through a simultaneous application made to other member states.

The process of obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and may not be successful. See “Risk Factors”.

U.S. Government Regulation

The FDA is the main regulatory body that controls pharmaceuticals in the United States, and its regulatory authority is based in the United States Federal Food, Drug, and Cosmetic Act. Pharmaceutical products are also subject to other federal, state and local statutes. A failure to comply explicitly with any requirements during the product development, approval, or post approval periods, may lead to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an Institutional Review Board of a hold on clinical trials, refusal to approve pending marketing applications or supplements, withdrawal of approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution.

The steps required before a new drug may be marketed in the United States generally include:

●	completion of preclinical studies, animal studies and formulation studies in compliance with the FDA’s GLP regulations;

●	submission to the FDA of an IND application to support human clinical testing in the United States;

●	approval by an IRB at each clinical site before each trial may be initiated;

●	performance of adequate and well-controlled clinical trials in accordance with federal regulations and with GCP regulations to establish the safety and efficacy of the investigational product candidate for each target indication;

●	submission of an NDA to the FDA;

●	satisfactory completion of an FDA Advisory Committee review, if applicable;

●	satisfactory completion of an FDA inspection of the manufacturing facilities at which the investigational product candidate is produced to assess compliance with cGMP, and to assure that the facilities, methods and controls are adequate; and

●	FDA review and approval of the NDA.

Clinical Trials

An IND is a request for authorization from the FDA to administer an investigational product candidate to humans. This authorization is required before interstate shipping and administration of any new drug product to humans in the United States that is not the subject of an approved NDA. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease under study, under the supervision of qualified investigators following GCPs, an international standard intended to protect the rights and health of patients with the disease under study and define the roles of clinical trial sponsors, administrators and monitors. Clinical trials are conducted under protocols that detail the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. Each protocol involving testing on patients in the United States and subsequent protocol amendments must be submitted to the FDA as part of the IND. We have not yet submitted an IND in the United States for any clinical programs.

The clinical investigation of an investigational product candidate is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or some may be combined. The three phases of clinical investigation are as follows:

●	Phase I. Phase I includes the initial introduction of an investigation product candidate into humans. Phase I clinical trials may be conducted in patients with the target disease or condition, or in healthy volunteers. These studies are designed to evaluate the safety, metabolism, pharmacokinetics, or “PK”, and pharmacologic actions of the investigational product candidate in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During Phase I clinical trials, sufficient information about the investigational product candidate’s PK and pharmacological effects may be obtained to inform the design of Phase II clinical trials. The total number of participants included in Phase I clinical trials varies but is generally in the range of 20 to 80.

●	Phase II. Phase II includes the controlled clinical trials conducted to evaluate the effectiveness of the investigational product candidate for a particular indication(s) in patients with the disease or condition under study, to determine dosage tolerance and optimal dosage, and to identify possible adverse side effects and safety risks associated with the product candidate. Phase II clinical trials are typically well controlled, closely monitored, conducted in a limited subject population and usually involving no more than several hundred participants.

●	Phase III. Phase III clinical trials are controlled clinical trials conducted in an expanded subject population at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the investigational product candidate has been obtained, are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the product candidate, and to provide an adequate basis for drug approval. Phase III clinical trials usually involve several hundred to several thousand participants. In most cases, the FDA requires two adequate and well controlled Phase III clinical trials to demonstrate the efficacy of the drug.

The decision to terminate development of an investigational product candidate may be made by either a health authority body, such as the FDA or IRB/ethics committees, or by a company for various reasons. The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. In some cases, clinical trials are overseen by an independent group of qualified experts organized by the trial sponsor or the clinical monitoring board. This group provides authorization for whether or not a trial may move forward at designated check points. These decisions are based on the limited access to data from the ongoing trial. The suspension or termination of development can occur during any phase of clinical trials if it is determined that the participants or patients are being exposed to an unacceptable health risk. In addition, there are requirements for the registration of ongoing clinical trials of Product Candidates on public registries and the disclosure of certain information pertaining to the trials as well as clinical trial results after completion.

New Drug Applications

In order to obtain approval to market a drug in the United States, a marketing application must be submitted to the FDA that provides data establishing the safety and effectiveness of the product candidate for the proposed indication. The application includes all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company sponsored clinical trials intended to test the safety and effectiveness of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational product candidate to the satisfaction of the FDA. In most cases, the NDA must be accompanied by a substantial user fee; there may be some instances in which the user fee is waived. The FDA will initially review the NDA for completeness before it accepts the NDA for filing. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. After the NDA submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review Product Candidates are reviewed within ten to twelve months. The FDA can extend this review by three months to consider certain late submitted information or information intended to clarify information already provided in the submission. The FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP. The FDA may refer applications for novel Product Candidates that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. Product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA regulated products, including prescription drugs, are required to register and disclose certain clinical trial information (though not specifically required for Phase I trials) on a public website maintained by the U.S. National Institutes of Health, or “NIH”. Information related to the product, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed until the product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the design and progress of our development programs. A short summary of our Phase I study in healthy volunteers was posted on the Netherlands Trial Register.

Advertising and Promotion

The FDA and other federal regulatory agencies closely regulate the marketing and promotion of drugs through, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. A product cannot be commercially promoted before it is approved. After approval, product promotion can include only those claims relating to safety and effectiveness that are consistent with the labeling (package insert) approved by the FDA. Healthcare providers are permitted to prescribe drugs for “off-label” uses — that is, uses not approved by the FDA and, therefore, not described in the drug’s labeling — because the FDA does not regulate the practice of medicine. However, FDA regulations impose stringent restrictions on manufacturers’ communications regarding off-label uses.

Post-Approval Regulations

After regulatory approval of a drug is obtained, a company is required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA, the FDA may require post-marketing testing, including Phase IV clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, as a holder of an approved NDA, a company would be required to report adverse reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for any of its products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval to assure and preserve the long-term stability of the drug or biological product. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural and substantive record keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon a company and any third-party manufacturers that a company may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Controlled Substances

The CSA and its implementing regulations establish a “closed system” of regulations for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements under the oversight of the DEA, which is the federal agency responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

Facilities that research, manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to the particular location, activity(ies) and controlled substance schedule(s). For example, separate registrations are required for importation and manufacturing activities, and each registration authorizes which schedules of controlled substances the registrant may handle. However, certain coincident activities are permitted without obtaining a separate DEA registration, such as distribution of controlled substances by the manufacturer that produces them.

The DEA categorizes controlled substances into one of five schedules — Schedule I, II, III, IV, or V— with varying qualifications for listing in each schedule. Schedule I substances by definition have a high potential for abuse, have no currently “accepted medical use” in treatment in the United States and lack accepted safety for use under medical supervision. They may be used only in federally approved research programs and may not be marketed or sold for dispensing to patients in the United States. Pharmaceutical products having a currently accepted medical use that are otherwise approved for marketing may be listed as Schedule II, III, IV or V substances, with Schedule II substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence. The regulatory requirements are more restrictive for Schedule II substances than Schedule III substances. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist in most situations, and cannot be refilled. Once FDA has approved a medical use for Schedule I drugs, the DEA must reschedule the drug. For example, after FDA approval for Epidiolex®, a purified CBD oil, for the treatment of two rare forms of epilepsy, DEA placed it in Schedule V. Further, on April 6, 2020, GW Pharma announced that Epidiolex® was descheduled by the DEA and is no longer considered a controlled substance.

The DEA inspects all manufacturing facilities to review security, record keeping, reporting and handling prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers of Schedule I and Schedule II substances. Required security measures commonly include background checks on employees and physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. Manufacturing facilities must maintain records documenting the manufacture, receipt and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic, and submit import or export declarations for Schedule III, IV and V non-narcotics.

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA’s estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. The quotas apply equally to the manufacturing of the API and production of dosage forms.

The states also maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State Authorities, including Boards of Pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

CBN as a Controlled Substance

CBN, like any cannabinoid, is subject to the United Nations Single Convention on Narcotic Drugs (1961) adopted by numerous countries globally, which prohibits the production and supply of specific drugs, except for scientific and research purposes. Under the current UN definition, Cannabis extracts and tinctures are controlled substances. Individual countries (and sometimes jurisdictions within countries) are rapidly changing how they interpret and apply the international rules. Currently there is a broad spectrum of legal statuses based on strength, source and intended use. We are closely monitoring these changes as we prepare for our global Phase I/II clinical trial in EB patients. We expect that there may be different requirements in each region where we have clinical sites.

Several Cannabis-related drugs were placed in lower schedules once they were approved as drugs. For example, the US DEA reduced Epidiolex® (CBD) to Schedule V after it was approved for treatment of two rare forms of childhood epilepsy. In April 2020, the DEA descheduled Epidiolex® entirely.

The passage of the Farm Bill in December 2018 legalized the cultivation of hemp in the United States and the production of hemp-derived non-THC cannabinoids, removing these products from the CSA. Our products use highly purified (>95%) cannabinol, containing< 0.3% THC. Our API supplier has received confirmation from the DEA that the CBN in our products is not considered a controlled substance in the United States.

Potential sources of API for INM-755 and INM-088 are in the United States, Canada, Israel, Germany, Switzerland, United Kingdom, and other European countries. We may choose to conduct clinical trials for any of our drug candidates outside the United States subject to regulatory approval. We may decide to develop, manufacture or commercialize our Product Candidates in additional countries. As a result, we will also be subject to controlled substance laws and regulations from the various other regulatory agencies in other countries where we develop, manufacture or commercialize INM-755 and INM-088 in the future.

Marketing Exclusivity

Upon NDA approval of a new chemical entity, which for this purpose is defined as a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot approve any abbreviated new drug application, or “ANDA”, seeking approval of a generic version of that drug. Certain changes to the scope of an approval for a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA for a generic drug that includes the change. A Section 505(b)(2) NDA may be eligible for three-year marketing exclusivity, assuming the NDA includes reports of new clinical studies (other than bioequivalence studies) essential to the approval of the NDA.

An ANDA may be submitted one year before marketing exclusivity expires if a Paragraph IV certification is filed. In this case, the 30 months stay, if applicable, runs from the end of the five-year marketing exclusivity period. If there is no listed patent in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period.

Additionally, six months of marketing exclusivity in the United States is available under Section 505A of the FDCA if, in response to a written request from the FDA, a sponsor submits and the agency accepts requested information relating to the use of the approved drug in the pediatric population. This six-month pediatric exclusivity period is added to any existing patent or non-patent exclusivity period for which the drug product is eligible.

Patent Term Extension

The term of a patent that covers an FDA approved drug may be eligible for patent-term extension, which provides patent-term restoration as compensation for the patent term lost during the FDA regulatory review process. The United States Federal Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent-term extension of up to five years beyond the expiration of the patent. The length of the patent-term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug.

European and Other International Government Regulation

In addition to regulations in the United States and Canada, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Some countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In Europe, for example, a clinical trial application must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the clinical trial application is approved in accordance with a country’s requirements, clinical trial development may proceed. In addition to our recently concluded healthy volunteer treatment and clinical evaluation in the first Phase I trial, we also recently submitted a clinical trial application in the Netherlands for a second Phase I clinical study in healthy volunteers.

The UK is currently in a transition period until Dec. 31, 2020, during which it will continue to abide by the EU regulatory processes; however, they may adopt different or additional procedures following the transition period.

To obtain regulatory approval to commercialize a new drug under EU regulatory systems, we must submit a MAA. The MAA is similar to the NDA, with the exception of, among other things, country-specific document requirements.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Internationally, clinical trials are generally required to be conducted in accordance with GCP, applicable regulatory requirements of each jurisdiction and the medical ethics principles that have their origin in the Declaration of Helsinki.

Compliance

During all phases of development (pre- and post-marketing), failure to comply with applicable regulatory requirements may result in administrative or judicial sanctions. These sanctions could include the FDA’s imposition of a clinical hold on trials, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, product detention or refusal to permit the import or export of products, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect.

Other Special Regulatory Procedures

Fast Track Designation

Under the Fast Track program, the sponsor of an IND may request the FDA to designate the drug candidate as a Fast Track drug if it is intended to treat a serious condition and fulfill an unmet medical need. The FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request. Once the FDA designates a drug as a Fast Track candidate, it is required to facilitate the development and expedite the review of that drug by providing more frequent communication with and guidance to the sponsor.

In addition to other benefits such as the ability to use surrogate endpoints and have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s review period for filing and reviewing an application does not begin until the last section of the NDA has been submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Breakthrough Therapy Designation

The FDA may provide the Breakthrough Therapy designation to drugs to expedite the development and review of a candidate that is planned for use to treat a serious or life-threatening disease or condition when preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A Breakthrough Therapy designation includes all of the Fast Track program features, as well as more intensive FDA guidance on an efficient drug development program. The FDA also has an organizational commitment to involve senior management in such guidance.

Orphan-Drug Designation

The FDA may grant orphan-drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or, if the disease or condition affects more than 200,000 individuals in the United States, if there is no reasonable expectation that the cost of developing and making the drug would be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan-drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union community. Additionally, the orphan-drug designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug.

In the United States, orphan-drug designation entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax credits for certain research and user fee waivers under certain circumstances. In addition, if a product receives the first FDA approval for the indication for which it has orphan-drug designation, the product is entitled to seven years of market exclusivity, which means the FDA may not approve any other application for the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan-drug exclusivity. Orphan-drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. In the European Union, orphan-drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug approval. This period may be reduced to six years if the orphan-drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan-drug designation must be requested before submission of an application for marketing approval. Orphan-drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Priority Review (United States) and Accelerated Assessment (European Union)

Based on results of the Phase III clinical trial(s) submitted in an NDA, upon the request of an applicant, a priority review designation may be granted to a product by the FDA, which sets the target date for FDA action on the application at six months from the FDA’s decision on priority review application, or eight months from the NDA filing. Priority review is given where preliminary estimates indicate that a product, if approved, has the potential to provide a safe and effective therapy where no satisfactory alternative therapy exists, or a significant improvement compared to marketed products is possible. If criteria are not met for priority review, the standard FDA review period is ten months from the FDA’s decision on priority review application, or 12 months from the NDA filing. The priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Under the Centralized Procedure in the European Union, the maximum timeframe for the evaluation of a MAA is 210 days (excluding “clock stops,” when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or “CHMP”). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, which takes into consideration: the seriousness of the disease (e.g., disabling or life-threatening diseases); the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, EMA ensures that the opinion of the CHMP is given within 150 days.

Accelerated Approval

Under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit. This approval mechanism is provided for under 21CRF314 Subpart H and 21CRF601 Subpart E. In this case, clinical trials are conducted in which a surrogate endpoint is used as the primary outcome for approval. A surrogate endpoint is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. This surrogate endpoint substitutes for a direct measurement of how a patient feels, functions, or survives and is considered reasonably likely to predict clinical benefit. Such surrogate endpoints may be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to confirm the effect on the clinical endpoint. When the Phase IV commitment is successfully completed, the biomarker is deemed to be a surrogate endpoint. Failure to conduct required post-approval studies or confirm a clinical benefit during post-marketing studies, could lead the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to additional regulation by various federal, state and local authorities in addition to the FDA, including, among others, the Centers for Medicare and Medicaid Services, other divisions of HHS, the DOJ, and individual United States Attorney offices within the DOJ and state and local governments.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of June 30, 2021:

Name	Age	Position(s)
Executive Officers:
Eric A. Adams, MIBS (1)	57	President, Chief Executive Officer, Director
Bruce Colwill, CPA, CA	56	Chief Financial Officer, Corporate Secretary
Eric C. Hsu, PhD	51	Sr. Vice President, Preclinical Research & Development
Alexandra D.J. Mancini, MSc	68	Sr. Vice President, Clinical & Regulatory Affairs
Michael Woudenberg, PEng	52	Vice President, Chemistry, Manufacturing and Controls
Non-Employee Directors
Adam Cutler (2) (3) (5)	47	Director
William J. Garner, MD (2) (4) (5)	54	Chairman, Director
Andrew Hull (2) (3) (4) (5)	58	Director
Catherine A. Sazdanoff, JD (2) (3) (4) (5)	64	Director

(1)	Not an independent director under Nasdaq listing standards and Canada’s National Instrument 58-101 – Disclosure of Corporate Governance Practices because he is an executive officer of our company.
(2)	Independent director under Nasdaq listing standards and Canada’s National Instrument 58-101 – Disclosure of Corporate Governance Practices.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nomination & Governance Committee.

The following is a biographical summary of the experience of our executive officers, other senior management and directors. There are no family relationships among any of our executive officers, other senior management or directors.

Executive Officers

Eric A. Adams, MIBS – President, Chief Executive Officer and Director

Mr. Adams is a seasoned biopharmaceutical executive with over 30 years’ experience in company and capital formation, global market development, mergers and acquisitions, licensing and corporate governance. Mr. Adams has been our President and Chief Executive Officer, and a Director, since 2016. During the period from 2011 to 2016, Mr. Adams served as a mentor and senior consultant to several biopharmaceutical and innovative technology companies, including interim CEO for Ronin8, Inc. in 2015. He previously served as Chief Executive Officer at EnGene Inc. between 2004 and 2011. Prior to EnGene, he held senior roles in global market development with QLT Inc., Advanced Tissues Science Inc., Abbott Laboratories, and Fresenius AG. He is a dual citizen of Canada and the United States and holds a Master of International Business degree from the University of South Carolina and a Bachelor’s degree in Chemistry from the University of Southern Indiana. Mr. Adams makes valuable contributions to the Board based on his extensive international business development experience in a wide range of disease categories and contributions to growing several organizations across the pharmaceutical and medical device arenas.

Bruce S. Colwill, CPA, CA – Chief Financial Officer and Corporate Secretary

Mr. Colwill, who has served as our Chief Financial Officer since August 9, 2019, has over 25 years of financial leadership experience in both public and private companies. Prior to serving as our Chief Financial Officer, Mr. Colwill served as Chief Financial Officer of General Fusion Inc., a private clean energy company, from March 2016. Previously, Mr. Colwill was Chief Financial Officer at Entrée Resources Inc., a mineral exploration company, from February 2011 to March 2016. He has also held Chief Financial Officer roles at Neuromed Pharmaceuticals Ltd., Response Biomedical Corp, Forbes Medi-Tech Inc. and Euronet Worldwide Inc. In addition to has experience with equity, debt and other structured financings, Mr. Colwill has experience in both in-licensing and out-licensing biopharmaceutical products as well as in mergers and acquisitions. Mr. Colwill, having completed the Governance Professionals of Canada Education Program, holds a GPC.D designation. He holds a Bachelor of Business Administration from Simon Fraser University and is a member of the Chartered Professional Accountants of BC.

Eric Hsu, PhD – Senior Vice President, Preclinical Research & Development

Dr. Hsu has over 18 years of scientific leadership experience in the field of gene therapy and drug development. He has been our Senior Vice President, Preclinical Research & Development since March 2018. Prior to joining our company, he held various positions within EnGene Inc. from 2002 to 2018, including V.P. of Research and V.P. of Scientific Affairs and Operations. His experience includes a wide array of activities, including preclinical research, formulation development and manufacturing process development, as well as patent prosecution, vendor contract negotiations and execution, and research partnerships. He received his Doctorate degree from the Department of Medical Biophysics at University of Toronto, his Bachelor’s degree from McGill University and completed his post-doctoral training at Amgen Inc.

Alexandra D.J. Mancini, MSc – Senior Vice President, Clinical & Regulatory Affairs

Ms. Mancini has over 30 years of global biopharmaceutical research and development experience with a particular emphasis on clinical development and regulatory affairs. She has been our Senior Vice President, Clinical & Regulatory Affairs, since 2016, responsible for the full scope of the INM-755 development program for EB. Ms. Mancini has been an executive with several biotech companies, overseeing a wide range of drug development activities. From 2012 to 2016, she was a consultant to several biopharmaceutical companies via her consulting firm, True North Synergy, Inc. From 2008 to 2012, Ms. Mancini served as SVP of Clinical & Regulatory Affairs at Sirius Genomics. She also held leadership positions at Inex Pharmaceuticals and QLT Inc. While at QLT, she played a significant role in the development and regulatory approvals of VISUDYNE® and PHOTOFRIN®. Ms. Mancini holds a Master of Science degree from the University of Toronto.

Michael Woudenberg, PEng – Vice President, Chemistry, Manufacturing & Controls

Mr. Woudenberg joined our company with over 20 years of engineering, leadership and cGMP Regulations-compliant manufacturing and scale-up experience with regards to the development, technology transfer and commercialization of APIs and drug products. Prior to joining our company in November of 2018, Mr. Woudenberg held various positions within 3M from 1995 to 2000, Cardiome Pharma from 2005 to 2007, Arbutus Biopharma (formerly Inex and Tekmira Pharmaceuticals) from 2000 to 2005 and from 2007 to 2010 and most recently as the Managing Director of Phyton Biotech, LLC from 2010 to 2018. His experience includes process and formulation development from lab / preclinical products through the various stages of clinical development to validated and successfully approved and inspected commercial APIs and drug products. Mr. Woudenberg received his Bachelor of Science, Chemistry and Bachelor of Engineering Science, Chemical degrees at Western University of London, Ontario, Canada.

Non-Employee Directors

William J. Garner, MD – Director, Chairman of the Board

Dr. Garner, a biotech industry entrepreneur with over 25 years’ experience. In 2002 he founded EGB Ventures, where he has focused on advancing technologies and companies to significant value inflection points, leading to monetization of assets via licensing, M&A or IPO transactions. Dr. Garner served as Non-Executive Chairman & Founder of Race Oncology from 2016 to 2020 and as Founder and Chairman at Isla Pharmaceuticals from 2017 to 2020. He is currently a Founder & Director of Tryp Therapeutics. In addition, he has held Chief Executive Officer positions with a public company in the US and a public company in Australia. Dr. Garner brings additional medical affairs experience from his tenure at Hoffmann LaRoche’s oncology division in 1999. Prior to Roche, Dr. Garner was a healthcare merchant banker in New York City. He has a Master of Public Health from Harvard and earned his M.D. at New York Medical College. Dr. Garner trained in Anatomic Pathology at Columbia-Presbyterian and is currently a licensed physician in the State of New York. Dr. Garner makes valuable contributions to the Board based on his extensive director-level and executive-management experience, as well as his medical background. Mr. Garner has been a director of our company since June 2016.

Adam Cutler – Director, Chair of the Audit Committee

Mr. Cutler, is currently Chief Financial Officer at Q32 Bio. Prior to joining Q32 Bio in 2021, Mr. Cutler was Chief Financial Officer at Molecular Templates, which he joined in 2017. Previously, he was Senior Vice President of Corporate Affairs at Arbutus Biopharma from 2015 until 2017 and, prior to that, was Managing Director at The Trout Group LLC from 2012 until 2015, where he executed financings and advised a wide range of life science companies on investor relations, business development, and capital raising strategies. Mr. Cutler spent almost 12 years as a sell-side analyst with firms including Credit Suisse, Canaccord Genuity, JMP Securities, and Bank of America Securities. He also worked in healthcare consulting as an Analyst at The Frankel Group and a Consultant for Ernst & Young LLP. Mr. Cutler holds a Bachelor of Arts degree in Economics from Brandeis University. Mr. Cutler previously served as a Director of Navidea Biopharmaceuticals, Inc. Mr. Cutler makes valuable contributions to the Board based on his over 20 years of experience in the global healthcare industry, where he successfully held senior leadership positions in various roles from equity research, corporate affairs and strategy, investor relations and consulting. Mr. Cutler has been a director of our company since November 2015.

Andrew Hull – Director, Chair of the Compensation Committee

Mr. Hull, most recently served as Vice President of Global Alliances for Takeda Pharmaceuticals from 2014 to 2018, where he was responsible for maximizing the success of Takeda’s growing number (40+) of commercial and research and development partnerships with many of the industry’s leading pharmaceutical and biotech companies. In previous roles, he led marketing and commercial development of Takeda’s U.S. portfolio of over $3 billion. Additionally, he held positions of increasing responsibility at Immunex and Abbott Laboratories. Mr. Hull received a Bachelor’s Degree in Biology from Kenyon College in 1985. He also recently served as a member of the Board of the Illinois Biotechnology Industry Organization, where he served two terms as Chairman, and recently was a member of the Kenyon College Board of Trustees. Mr. Hull recently served as a Director of Zucara Therapeutics. Mr. Hull makes valuable contributions to the Board based on his over 30 years of experience in various commercial and business development roles with leading pharmaceutical and biotech companies. Mr. Hull has been a director of our company since September 2016.

Catherine A. Sazdanoff, JD – Director, Chair of the Governance and Nominations Committee

Ms. Sazdanoff, who joined our Board effective July 1, 2019, is a 35-year veteran of the global pharmaceutical industry and currently serves as President and CEO of Sazdanoff Consulting LLC, founded in 2014, where she works with healthcare companies on strategy and corporate/business development. Prior to Sazdanoff Consulting, Ms. Sazdanoff held various global VP roles in corporate/business development and finance at Takeda Pharmaceuticals, where she joined in 2006. Prior to Takeda, Ms. Sazdanoff served in senior management positions at Abbott Laboratories since 1984, including litigation, commercial and transactional legal roles, marketing, compliance, and business development. At both Takeda and Abbott, she completed numerous transformational deals, including Abbott’s acquisition of Knoll (with Humira®), and Takeda’s acquisitions of Millennium and Nycomed. Ms. Sazdanoff is a Director of Meridian Bioscience and previously served as a senior advisor to Strata Oncology. She earned a BA degree from the University of Notre Dame and a JD degree from Northwestern University School of Law. Ms. Sazdanoff makes valuable contributions to the Board based on her over 30 years of experience in various legal, compliance, commercial and business development roles with leading pharmaceutical companies.

Scientific Advisory Board

We seek external expertise to augment our internal abilities in all aspects of drug development in the form of consultants and scientific advisors. Our Scientific Advisory Board, or “SAB”, has experience in the areas of cannabinoid science, formulation development, biosynthesis manufacturing and clinical practice for areas related to our drug development programs. The current members of our SAB are:

Dr. Steven M. Dinh, PhD – Scientific Advisor

Dr. Dinh has more than 30 years of pharmaceutical and biotech executive leadership experience, with proven success in developing and commercializing dermal pharmaceutical products by applying innovative drug delivery technologies. His accomplishments in pharmaceutical product development and drug delivery technology innovations have resulted in over 22 issued U.S. patents, 44 published patent applications, 6 NDA approvals and the successful commercialization of 9 products to serve the unmet needs of patients. Dr. Dinh currently serves on the Editorial Board of Therapeutic Delivery. In addition, Dr. Dinh is a Fellow of the American Association of Pharmaceutical Scientists, and a Fellow of the American Institute for Medical and Biological Engineering. He received his doctoral degree from the Massachusetts Institute of Technology.

Dr. Mauro Maccarrone, PhD – Scientific Advisor

Dr. Maccarrone is Professor and Chair of Biochemistry, Department of Biotechnological and Applied Clinical Sciences, University of L’Aquila, Italy. He also serves as Director of the Laboratory of Lipid Neurochemistry of the European Center for Brain Research-IRCCS Santa Lucia Foundation in Rome. Prof. Maccarrone served as the President of the International Cannabinoid Research Society and was the recipient of their 2016 Mechoulam Award. He also served as Chair of the 2015 Gordon Research Conference on Cannabinoid Function in the CNS and is a founding member of the European Cannabinoid Research Alliance. In addition to having authored over 460 published papers. Dr. Maccarrone serves as referee on the editorial boards to numerous scientific journals, including Science, Nature Medicine, JAMA, PNAS, Blood, Brain, Journal of Neuroscience, Frontiers in Molecular Neuroscience, Cannabinoids and Cannabinoid Research. He is also Editor of Biochemistry for the Encyclopedia of Life Sciences.

Dr. Vikramaditya Yadav, PhD – Scientific Advisor

Dr. Yadav is an Assistant Professor in the Department of Chemical & Biological Engineering and School of Biomedical Engineering at the University of British Columbia (UBC), and currently serves as the Chair of the Biotechnology Division of the Chemical Institute of Canada. He has been recognized by Medicine Maker journal as one of the 100 most influential people in drug development and manufacturing. Dr. Yadav received his Doctorate in Chemical Engineering from the Massachusetts Institute of Technology. His graduate work focused on enzyme and microbial metabolic engineering for the synthesis of pharmaceuticals. He later conducted post-doctoral research on biophysics and biological thermodynamics at Harvard University. He joined UBC, Canada’s pre-eminent center for biotechnology research, in the summer of 2014 and has since established a world-leading, industry-connected research group that works on wide-ranging topics such as metagenomics, plant chemistry, tissue engineering, drug discovery and pharmaceutical manufacturing. Dr. Yadav received his Bachelor’s Degree in Chemical Engineering from the University of Waterloo.

Director Independence

Our Board is currently composed of five directors, of whom Messrs. Cutler, Garner, Hull, and Ms. Sazdanoff meet the independence standards under the listing standards of Nasdaq and NI 52-110. Each year the Board reviews the composition of the Board and assesses whether a member of the Board is “independent”. Mr. Eric A. Adams, our President and Chief Executive Officer, is not an independent director because of his role in our management team.

EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our plans, considerations, expectations and determinations regarding future compensation programs as at June 30, 2021. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act of 1933. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during our fiscal year 2021, and our next two most highly compensated executive officers in respect of their service to our company for fiscal year 2021. We refer to these individuals as our “NEOs”. Our NEOs for fiscal year 2021 are:

●	Eric A. Adams, our President and Chief Executive Officer;

●	Bruce Colwill, our Chief Financial Officer; and

●	Alexandra Mancini, our Senior Vice President, Clinical and Regulatory Affairs.

Our executive compensation program is based on a pay for performance philosophy. Compensation for NEOs is composed primarily of the following main components: base salary, bonus, and equity incentives in the form of stock options to purchase common shares. Like all full-time employees, our executive officers are eligible to participate in our health and welfare benefit plans.

Base Salary

The Company’s executives are currently compensated based on fixed, or ‘base’, salary paid semi-monthly in arrears. In establishing fees or salaries for the Company’s CEO and other executive officers, consideration is given to salary ranges for comparable positions in similar size and stage biotechnology companies. Data for such comparisons is obtained from the evaluation of compensation against industry peers including those with a similar market capitalization and in the business of biotechnology. In addition, the Compensation Committee periodically engages a third-party compensation consulting agency to tabulate peer compensation levels and advise on compensation approaches. In setting salaries within competitive ranges, the Company considers performance related factors including the Company’s overall results during the past year and its performance relative to a budgeted plan or stated objectives. Consideration also is given to an individual’s contribution to the Company and the accomplishments of departments for which that officer has management responsibility, and the potential for future contributions to the Company.

Annual Cash Incentive Awards

An annual cash incentive plan has been developed by us to encourage the achievement of our critical success factors, or goals. The target award level is determined by position and typically ranges from 30%-40% of base salary for our executives. Goals are determined by the direct supervisor of each employee, in discussion with the CEO and, ultimately, the Compensation Committee and Board.

The goals for each position are split into two segments: Task Achievement and Personal Effectiveness. The Task Achievement portion is heavily weighted (75%) and aligns with the overall corporate objectives. The Personal Effectiveness (25%) portion analyzes several criteria for each employee such as initiative, problem solving, teamwork, integrity, and leadership, among other criteria. Scoring for both sections are combined to determine what percentage of the employee’s target bonus will be paid, if any.

An example:

Task Achievement (50/75) + Personal Effectiveness (23/25) = Goal Achievement Score (73%);

Goal Achievement Score (73%) x Target Bonus (30%) x Base Salary ($100,000) = Cash Bonus ($21,900)

In addition to the goals described above, the payment of cash incentive awards to employees, if any, is subject to the following conditions as determined by the Board:

●	Our financial position. As determined solely by the Board, our current cash position vis-à-vis the anticipated research and development expenditures, markets for raising capital and other factors play an overriding role in the payment of any bonuses to any employees.

●	Achievement of critical corporate strategic goals. Should we fail to reach our key corporate strategic goals, as defined by the Board at the beginning of each fiscal year, then the payment of any cash incentive awards to any employee, regardless of their specific role within the company, may be negatively impacted such that the Board may determine that no awards be paid to anyone.

Additionally, the Board has the sole discretion to award a bonus to any individual employee beyond the target bonus amount based on significantly exceeding their goals, or through accomplishment of objectives well beyond the scope of their role.

Long-Term Equity Incentive Awards

Pursuant to our 2017 stock option plan, approved by our shareholders at our special meeting on March 24, 2017, and amended on November 20, 2020, our Board may, from time to time, in its discretion grant to our directors, officers, employees and consultants, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed twenty percent (20%) of the issued and outstanding common shares at the date the options are granted (on a non-diluted and rolling basis), exercisable for a period of up to ten (10) years from the date of grant.

The exercise price and the term of options are determined by the Board. However, the exercise price cannot be lower than the greater of the closing market price of the common shares on the trading day prior to the date of grant of the options and the date of grant of the options.

The vesting dates or performance-based milestones that trigger vesting will be as specified by the Board at the time of granting the option.

In the event an optionee dies prior to the expiration of his option, his legal representatives may, by the earlier of:

a)	one year from the date of the optionee’s death (or such lesser period as may be specified by the Board at the time of granting the option); and

b)	the expiration date of the option;

exercise any portion of such option.

If an optionee ceases to be a director, officer, employee or consultant for any reason other than death, his option shall terminate as specified by the Board at the time of granting the option, and all rights to purchase common shares under such option shall cease and expire and be of no further force or effect.

If any option granted under the plan shall expire or terminate for any reason without having been exercised in full, such unexercised options shall become available for future option grants under the plan.

The Board may amend the plan, subject to, as the case may require, the approvals of the shareholders or the optionees who have been granted options.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of June 30, 2021:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1)
Equity compensation plans approved by security holders	912,006	$8.60	132,137
Total	912,006	$8.60	132,137

(1)	The maximum number of shares issuable under our stock option plan is limited to 20% of the total number of common shares issued and outstanding from time to time. The figures in this column are based upon 1,044,143 common shares issuable pursuant to a Form S-8 filed on March 5, 2021.

2021 Summary Compensation Table

Name and principal position	Fiscal year	Salary ($)	Bonus ($)	Share- based awards ($)	Option- based awards [1] ($)	Total compensation ($)
Eric A. Adams	2021	327,809	-	-	174,137	501,946
President and CEO	2020	287,257	136,500	-	313,656	737,413
Bruce Colwill [2]	2021	273,597	15,597	-	87,564	376,758
Chief Financial Officer	2020	202, 762	85,830	-	81,636	370,228
Alexandra Mancini	2021	252,346	-	-	83,793	336,139
Sr. Vice President, Clinical & Regulatory Affairs	2020	230,133	78,058	-	109,651	417,842

1	The amounts reported represent the aggregate grant date fair value of the stock options awarded to the non-employee directors in the fiscal year 2021, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in note 7 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received upon the exercise of the stock options or any sale of the underlying common shares.

2	Bruce Colwill was appointed Chief Financial Officer on August 9, 2019.

3	Bonus amounts under the annual incentive plan for the fiscal period ending June 30, 2021 have not been determined as at the date of this filing and are thus not calculable.

Narrative to 2021 Summary Compensation Table

Base Salaries: We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our NEOs employed by us. Base salaries are generally reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For fiscal year 2020, the annual base salaries for Mr. Adams, Mr. Colwill and Ms. Mancini were $387,284, $322,737 and $278,360, respectively.

Annual Bonuses: An annual cash incentive plan has been developed by us to encourage the achievement of our critical success factors, or goals. The goals for each position are split into two segments: Task Achievement and Personal Effectiveness. The target award level is determined by position and typically ranges from 30%-40% of base salary for our executives.

On January 15, 2021, Mr. Colwill received a bonus of $15,597 for the fiscal period ending June 30, 2021. He was compensated in Canadian dollars and the amount he received was converted using the Bank of Canada average daily rate of exchange for the year ended June 30, 2021 of US$1.00 = C$1.2823 or C$1.00 = US$0.7798.

On November 30, 2020, the NEOs were awarded bonuses for the fiscal period ending June 30, 2020 as follows: Mr. Adams received $67,505, Mr. Colwill received $42,580 and Ms. Mancini received $38,284. In February 2021, the Compensation Committee and Board awarded additional bonuses to the NEOs for the fiscal period ending June 30, 2020 as follows: Mr. Adams received $67,505, Mr. Colwill received $42,580 and Ms. Mancini received $38,284. The NEOs are compensated in Canadian dollars and the amounts they received were converted using the Bank of Canada average daily rate of exchange for the year ended June 30, 2020 of US$1.00 = C$ 1.3426 or C$1.00 = US$0.7448.

Equity Compensation: Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance and help to align the interests of our executives and our shareholders. Our Board periodically reviews the equity incentive compensation of our NEOs, including retaining third party compensation firms to prepare benchmarking studies, and from time to time may grant equity incentive awards to them. During fiscal year 2020, we granted an option to purchase our common shares to Mr. Colwill upon his commencing employment with us, as described in more detail in the “Outstanding Equity Awards at Fiscal 2020 Year End” table.

Executive Employment Agreements

The following are descriptions of the employment agreements with our NEOs as of June 30, 2021. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our NEOs, please see “Non-Employee Director Compensation—Termination and Change of Control Benefits” below.

Eric A. Adams: On June 15, 2016 we entered into an employment agreement with Eric A. Adams with an effective date of June 16, 2016 providing for compensation at an initial annual base salary C$120,000. The employment agreement provided that Mr. Adams’ base salary would increase upon the achievement of certain capital raising initiatives. Upon achievement of these milestones, Mr. Adams’ base salary increased to C$220,000 effective November 1, 2016 and further increased to C$280,000 effective March 1, 2017. Effective January 1, 2018, the Board approved an increase in Mr. Adams’ base salary to $241,792 per annum. After the Board completed a compensation assessment, effective April 1, 2018, Mr. Adams’ base salary was increased to $287,128 per annum and was again reviewed and increased to $283,020 effective July 1, 2019. On March 1, 2021, in conjunction with the development of an updated form of employment agreement with each then current employee of the Company, we entered into an new employment agreement with Mr. Adams at which time his base salary was increased to CA$480,000. Consistent with his previous employment agreement, his new employment agreement provides that he is eligible to be considered for an annual discretionary bonus which will be subject to the approval of the Board and the compensation committee of, in their sole discretion, on an annual basis in accordance with our annual performance and compensation review process. Additionally, other benefits included eligibility to participate in our insurance benefits plan, if any, and vacation entitlement of 30 days per calendar year.

Mr. Bruce Colwill: We entered into an employment agreement with Mr. Colwill effective August 9, 2019 providing for compensation at an initial annual base salary of $227,473. On March 1, 2021, in conjunction with the development of an updated form of employment agreement with each then current employee of the Company, we entered into an new employment agreement with Mr. Colwill at which time his base salary was increased to CA$400,000. Consistent with his previous employment agreement, his new employment agreement provides that he is eligible to be considered for an annual discretionary bonus which will be subject to the approval of the Board and the compensation committee, in their sole discretion, on an annual basis in accordance with our annual performance and compensation review process. Additionally, other benefits included eligibility to participate in our insurance benefits plan, if any, and vacation entitlement of 30 days per calendar year.

Ms. Alexandra Mancini: Effective October 28, 2016, we entered into an employment agreement with Ms. Mancini providing for an initial base salary of C$140,000 for a part-time commitment. Furthermore, the employment agreement provides for an initial grant of 12,121 stock options granted in accordance with our stock option plan and which vested over 18 months (granted, see details in “Outstanding Option-Based and Share-Based Awards” table). On April 1, 2018 Ms. Mancini’s base salary was increased to C$225,000 for a 75% time commitment and on January 1, 2019, her base salary was increased to C$300,000 for a 100% time commitment. Effective July 1, 2019, her salary was increased to $226,739. On March 1, 2021, in conjunction with the development of an updated form of employment agreement with each then current employee of the Company, we entered into an new employment agreement with Ms. Mancini at which time her base salary was increased to CA$345,000. Consistent with her previous employment agreement, her new employment agreement provides that she is eligible to be considered for an annual discretionary bonus which will be subject to the approval of the Board and the compensation committee, in their sole discretion, on an annual basis in accordance with our annual performance and compensation review process. Additionally, other benefits included eligibility to participate in our insurance benefits plan, if any, and vacation entitlement of 30 days per calendar year.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards held by our NEOs as of June 30, 2021

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price (C$)	Option Expiration Date
Eric A. Adams	13,636	(1)	—		—	$14.85	6/2/2022
	13,636	(2)	—		—	$51.15	3/8/2023
	45,455	(3)	—		—	$33.66	5/16/2023
	14,242	(4)	—		—	$14.36	5/27/2024
	31,250	(5)	93,750	(5)	—	$3.85	12/15/2025
Alexandra Mancini	12,121	(6)	—		—	$6.44	10/28/2021
	3,030	(7)	—		—	$12.21	2/20/2022
	1,515	(8)	—		—	$14.85	6/2/2022
	1,515	(9)	—		—	$51.15	3/8/2023
	12,121	(10)	—		—	$33.66	5/16/2023
	1,515	(11)	—		—	$16.83	1/21/2024
	6,060	(12)	—		—	$14.36	5/27/2024
	8,750	(13)	26,250	(13)		$3.85	12/15/2025
Bruce Colwill	15,152	(14)	15,151	(14)	—	$8.91	8/9/2024
	15,000	(15)	45,000	(15)	—	$3.85	12/15/2025

1.	These options vest as to 25% after 6 months from the June 2, 2017 grant date, 25% after 12 months from the June 2, 2017 grant date, 25% after 18 months from the June 2, 2017 grant date and 25% after 24 months from the June 2, 2017 grant date.

2.	These options vest as to 25% after 6 months from the March 8, 2018 grant date, 25% after 12 months from the March 8, 2018 grant date, 25% after 18 months from the March 8, 2018 grant date and 25% after 24 months from the March 8, 2018 grant date.

3.	These options vest as to 25% after 6 months from the May 16, 2018 grant date, 25% after 12 months from the May 16, 2018 grant date, 25% after 18 months from the May 16, 2018 grant date and 25% after 24 months from the May 16, 2018 grant date.

4.	These options vest as to 25% after 6 months from the May 27, 2019 grant date, 25% after 12 months from the May 27, 2019 grant date, 25% after 18 months from the May 27, 2019 grant date and 25% after 24 months from the May 27, 2019 grant date.

5.	These options vest as to 25% after 6 months from the December 16, 2020 grant date, 25% after 12 months from the December 16, 2020 grant date, 25% after 18 months from the December 16, 2020 grant date and 25% after 24 months from the December 16, 2020 grant date.

6.	These options vested over the 18 month period following the October 28, 2016 grant date.

7.	These options vested over the 24 month period following the February 20, 2017 grant date.

8.	These options vested over the 24 month period following the June 2, 2017 grant date.

9.	These options vested over the 24 month period following the March 8, 2018 grant date.

10.	These options vested over the 24 month period following the May 16, 2018 grant date.

11.	These options vest as to 25% after 6 months from the January 21, 2019 grant date, 25% after 12 months from the January 21, 2019 grant date, 25% after 18 months from the January 21, 2019 grant date and 25% after 24 months from the January 21, 2019 grant date.

12.	These options vest as to 25% after 6 months from the May 27, 2019 grant date, 25% after 12 months from the May 27, 2019 grant date, 25% after 18 months from the May 27, 2019 grant date and 25% after 24 months from the May 27, 2019 grant date.

13.	These options vest as to 25% after 6 months from the December 16, 2020 grant date, 25% after 12 months from the December 16, 2020 grant date, 25% after 18 months from the December 16, 2020 grant date and 25% after 24 months from the December 16, 2020 grant date.

14.	These options vest as to 25% after 12 months from the August 9, 2019 grant date, 25% after 18 months from the August 9, 2019 grant date, 25% after 24 months from the August 9, 2019 grant date and 1,894 stock options will vest every 3 months commencing 27 months after the date of the August 9, 2019 grant date.

15.	These options vest as to 25% after 6 months from the December 16, 2020 grant date, 25% after 12 months from the December 16, 2020 grant date, 25% after 18 months from the December 16, 2020 grant date and 25% after 24 months from the December 16, 2020 grant date.

NON-EMPLOYEE DIRECTOR COMPENSATION

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors during fiscal year 2021. During fiscal year 2021, Eric A. Adams, our President and Chief Executive Officer, served as a member of our Board, as well as an employee, and received no additional compensation for his services as a member of our Board. See the section titled “Executive Compensation” for more information about Mr. Adams’ compensation for our fiscal year 2021. Directors may be reimbursed for travel and other expenses directly related to their activities as directors.

Director compensation is limited strictly to non-employee directors. Our director compensation philosophy is as follows:

●	To provide a compensation level that will attract exceptionally experienced and skilled candidates and encourage them to play an active role in our strategic development;

●	To compensate for work on the Board and work on the committees of the Board; and

●	To provide share-based compensation to align director compensation with increases in long-term shareholder value.

Share-Based Compensation

On an annual basis and, subject to any trading blackout restrictions, immediately after election of directors at each Annual General Meeting, each non-management director is granted stock options to purchase 7,000 common shares, priced as of the close of market on the date of our AGM, vesting 100% on the one year anniversary of the grant date or immediately prior the following year’s AGM, whichever is sooner, and expiring five years after date of grant. Unless otherwise approved by the Board, any options that are unvested at the date of retirement or resignation of a director will be forfeited effective that date. In addition, upon being appointed a director, new directors will be awarded an initial stock option grant to purchase common shares, priced at the closing price on the grant date, vesting monthly over a three-year period and expiring five years after the grant date.

Annual Cash Retainers

Prior to March 1, 2021, each non-employee director received an annual retainer of $35,000 per year paid quarterly in arrears. Additionally, the Chair of the Board received an additional $25,000 per year paid quarterly in arrears. Effective March 1, 2021, each non-employee director’s annual retainer was increased to $45,000 per year and the Chair of the Board’s additional retainer remained unchanged at $25,000 per year.

For committee participation, directors are eligible to receive up to an additional $15,000 per year paid quarterly in arrears, assuming a minimum of two committee memberships. There are no incremental fees for chairing a committee.

There were no other compensation elements for directors such as meeting fees, per diems, etc. If a Director traveled on behalf of our company, they are reimbursed for any reasonable out-of-pocket expenses.

The following table sets forth the total compensation for our non-employee directors for the fiscal year ended June 30, 2021.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
William J. Garner	68,333	—	9,539	—	—	—	—	77,872
Catherine Sazdanoff	43,333	—	24,547	—	—	—	—	67,880
Adam Cutler	43,333	—	9,539	—	—	—	—	52,872
Andrew Hull	43,333	—	9,539	—	—	—	—	52,872

1.	The amounts reported represent the aggregate grant date fair value of the stock options awarded to the non-employee directors in the fiscal year 2021 calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in note 7 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the non-employee directors upon the exercise of the stock options or any sale of the underlying common shares.

Pension and Other Retirement Benefits

We do not have a defined benefit plan, a deferred contribution plan, a deferred compensation plan or a pension plan.

Termination and Change of Control Benefits

We have not provided compensation, monetary or otherwise, during the most recently completed financial year June 30, 2021, to any person who now or previously has acted as an “named executive officer” of the company, in connection with or related to the retirement, termination or resignation of such person, and we have provided no compensation to any such person as a result of a change of control of the company. In the case of resignation, retirement or termination of employment with cause, every Named Executive Officer contract provides there will be no severance payment made. However, the NEOs would be entitled to any vacation due.

We have employment agreements with our NEOs which include termination and change of control provisions as described herein below. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their engagement in the event of a change of control of the company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

For the purposes of the employment agreements with the NEOs, “Change in Control” is defined as (i) the sale of all or substantially all of our assets to an unrelated person or entity; (ii) a merger, reorganization, or consolidation involving the company in which the common shares outstanding immediately prior to the transaction represent or are converted into or exchanged for securities of the surviving or resulting entity that immediately upon completion of the transaction, represents 51% or less of the outstanding voting power of the surviving or resulting entity; (iii) the acquisition of all or a majority of our outstanding voting shares in a single transaction or a series of related transactions by a person or group of persons; or (iv) any other acquisition of our business, as determined by the Board (but any public offering by our company or another capital raising event, or a merger effected solely to change our domicile does not constitute a Change of Control).

For the purposes of the employment agreements with the NEOs and in the context of a Change of Control, “Good Reason” is defined as the occurrence of any of the following events without the prior written consent of the named executive officer: (i) a change in the named executive officer’s position which materially reduces the named executive officer’s responsibilities from the responsibilities in effect immediately prior to the Change of Control; (ii) a reduction by us of the named executive officer’s base salary or target bonus percentage, except for an across-the-board salary reduction affecting all of our senior executives; or (iii) a relocation of the named executive officer’s principal place of employment by more than 30 kilometers.

The employment agreements with the NEOs provide that if, following a Change of Control, we terminate the named executive officer’s employment with us without cause or the named executive officer resigns from his/her employment with us for Good Reason, then the “named executive officer” will be entitled to a Change in Control Severance Amount.

The actual amounts that a named executive officer would receive upon termination of employment can only be determined at the time of termination and is based on the number of months of base salary at that time. The following table provides a description of the severance requirements and the estimated corresponding value that the NEOs that were employed by us at the end of the financial year would have received if the termination had occurred on June 30, 2021:

	Termination without cause (1)	Change of Control (1)
Eric A. Adams President and CEO Director	24 month’s salary plus “average bonus payment”	24 month’s salary plus “average bonus payment”
Bruce Colwill Chief Financial Officer	12 month’s salary plus “average bonus payment”	12 month’s salary plus “average bonus payment”
Alexandra Mancini Senior Vice President, of Clinical and Regulatory Affairs	12 month’s salary plus “average bonus payment”	12 month’s salary plus “average bonus payment”

(1)	“average bonus payment” is equal to the average of the actual bonus payments, if any, made to the NEO from the previous 3 years preceding the date of termination, pro-rated for the then current year up to and including the date of termination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, there have been no related party transactions in our two most recently completed financial years that required disclosure under any applicable Canadian or U.S. securities laws.

Indemnification Agreements

Our Articles contains provisions limiting the liability of directors, and our bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under law. In addition, we have entered into an indemnification agreement with each of our directors and our Chief Financial Officer, which requires us to indemnify them.

Policies and Procedures for Transactions with Related Persons

Prior to completion of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common shares and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our Board or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common shares, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our Board or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our Board or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL SHAREHOLDERS

The table below sets forth information known to us regarding the beneficial ownership of our common shares as of July 2, 2021 for:

●	each person we believe beneficially holds more than 5% of our outstanding common shares;

●	each of our directors and NEOs; and

●	all our directors and executive officers as a group.

The number of common shares beneficially owned by a person includes shares subject to options held by that person that are currently exercisable or that become exercisable within 60 days of July 2, 2021. Percentage calculations assume, for each person and group, that all common shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days of July 2, 2021 are outstanding for the purpose of computing the percentage of common shares owned by such person or group. However, such unissued common shares described above are not deemed to be outstanding for calculating the percentage of common shares owned by any other person.

Except as otherwise indicated, the persons in the table below have sole voting and investment power with respect to all common shares shown as beneficially owned by them, subject to community property laws where applicable. We do not know of any arrangement, the operation of which may at a subsequent date result in a change in control of us.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned (%)*
Five Percent Shareholders:
N/A

NEOs and Directors:
Eric A. Adams, MIBS (1)	284,692	3.0%
Adam Cutler (2)	32,425	**
William J. Garner, MD (3)	30,152	**
Andrew Hull (4)	51,364	**
Catherine Sazdanoff, JD (5)	5,627	**
Bruce Colwill (6)	39,242	**
Alexandra Mancini (7)	60,264	**
All other executive officers as a group (8)	96,082	1.0%
All executive officers and directors as a group (9 persons)	599,848	6.3%

*	Based on 8,940,707 common shares outstanding on July 2, 2021 after completion of the Private Placement.
**	Less than 1%

(1)	Eric A. Adams’ beneficial ownership consists of 16,083 common shares owned directly, 253,674 common shares issuable pursuant to presently exercisable options, and 14,935 common shares owned by his spouse. Mr. Adams disclaims beneficial ownership in the 14,935 common shares held by his spouse;

(2)	Adam Cutler’s beneficial ownership consists of 32,425 common shares issuable pursuant to presently exercisable options;

(3)	William J. Garner’s beneficial ownership consists of 26,364 common shares issuable pursuant to presently exercisable options and 3,788 common shares owned by his spouse. Mr. Garner disclaims beneficial ownership in the 3,788 common shares held by his spouse;

(4)	Andrew Hull’s beneficial ownership consists of 18,939 common shares owned directly and 32,425 common shares issuable pursuant to presently exercisable options;

(5)	Catherine Sazdanoff’s beneficial ownership consists of 5,238 common shares issuable pursuant to presently exercisable options;

(6)	Bruce Colwill’s beneficial ownership consists of 1,515 common shares owned directly and 30,152 common shares issuable pursuant to presently exercisable options;

(7)	Alexandra Mancini’s beneficial ownership consists of 6,061 common shares owned directly and 54,203 common shares issuable pursuant to presently exercisable options;

(8)	The beneficial ownership of all other executive officers as a group consists of 1,803 common shares owned directly and 94,279 common shares issuable pursuant to presently exercisable options.

DESCRIPTION OF SECURITIES

General

Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of the date of this registration statement, we had 8,940,707 common shares issued and outstanding and no preferred shares issued and outstanding.

The description of our securities contained herein is a summary only and may be exclusive of certain information that may be important to you. For more complete information, you should read our Amended and Restated Articles (the “Articles”), which have been filed with the SEC as an exhibit to this registration statement.

Common Shares

Each common share entitles the holder thereof to one vote at all meetings of shareholders.

There are no limitations on the rights of non-Canadian owners to hold or vote common shares.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or other distribution of our assets among shareholders for the purpose of winding up our affairs, subject to the rights, privileges and restrictions attaching to our securities, the shareholders shall be entitled to receive our remaining property. In the event of an insufficiency of property and assets to pay in full the amounts which the shareholders are entitled to receive upon such liquidation, dissolution or winding-up, the shareholders shall participate ratably among themselves in accordance with the amounts to which they are respectively entitled upon such liquidation, dissolution or winding-up.

The shareholders are entitled to receive dividends, as and when declared by our Board, subject to the rights, privileges and restrictions attaching to our securities, which may be paid in money, property or by the issue of fully paid shares in our capital.

However, we do not anticipate paying any cash dividends for the foreseeable future, and instead intend to retain future earnings, if any, for use in the operation and expansion of our business.

Certain Takeover Bid Requirements

Unless such offer constitutes an exempt transaction, an offer made by a person to acquire outstanding shares of a Canadian entity that, when aggregated with the offeror’s holdings (and those of persons or companies acting jointly with the offeror), would constitute 20% or more of the outstanding shares, would be subject to the take-over provisions of Canadian securities laws. The foregoing is a limited and general summary of certain aspects of applicable securities law in the provinces and territories of Canada, all in effect as of the date hereof.

In addition to the take-over bid requirements noted above, the acquisition of shares may trigger the application of additional statutory regimes including amongst others, the Investment Canada Act and the Competition Act.

This summary is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser and no representation with respect to such requirements to any prospective purchaser is made. Prospective investors should consult their own Canadian legal advisors with respect to any questions regarding securities law in the provinces and territories of Canada.

Actions Requiring a Special Majority

Under the BCBCA, unless otherwise stated in the Articles, certain corporate actions require the approval of a special majority of shareholders, meaning holders of shares representing 66 2/3% of those votes cast in respect of a shareholder vote addressing such matter. Those items requiring the approval of a special majority generally relate to fundamental changes with respect to our business, and include amongst others, resolutions: (i) removing a director prior to the expiry of his or her term; (ii) altering the Articles, (iii) approving an amalgamation; (iv) approving a plan of arrangement; and (v) providing for a sale of all or substantially all of our assets.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1.

Reports to Shareholders

We are subject to the periodic reporting requirements of the Exchange Act and in accordance therewith file periodic reports, including, but not limited to, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, proxy statements and other information filed or furnished with the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Exchange Act. We plan to furnish our shareholders with an annual report for each fiscal year beginning for the fiscal year ending June 30, 2021 containing financial statements audited by our independent registered public accounting firm. You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings will also be available to you on the SEC’s website at http://www.sec.gov. Our website address is https://www.inmedpharma.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Market Price of and Dividends on the Our Common Shares

Our common shares are currently quoted under the symbol “INM” on the Nasdaq Capital Market.

While there are no restrictions on the payment of dividends, we have never declared nor paid any cash dividends on our common shares, and we presently have no intention of paying any cash dividend in the foreseeable future. Our current policy is to retain earnings, if any, to finance the expansion of our business. The future payment of dividends will depend on our results of operations, financial condition, capital expenditure plans and other factors that we deem relevant and will be at the sole discretion of our Board.

Holders

As of March 31, 2021, there were 3,170 holders of record of our issued and outstanding common shares.

Description of the Warrants Issued in the Private Placement

Series A Common Shares Purchase Warrants

General. The Series A warrants issued in the Private Placement entitle the selling shareholder the option to purchase up to 4,036,327 common shares at an exercise price of $2.848 per share, subject to adjustment as discussed below. The Series A warrants will expire on July 2, 2026. As of July 2, 2021, after completion of the Private Placement, there were 4,036,327 Series A warrants outstanding and 4,036,327 underlying common shares that are reserved for the Series A warrants.

Exercise. The Series A warrants are exercisable immediately and may be exercised by providing an executed notice of exercise form followed by full payment of the exercise price or on a cashless basis, if applicable. The selling shareholder does not have the rights or privileges of holders of common shares or any voting rights with respect to the common shares represented by the warrants until such selling shareholder exercises such warrant and receives its common shares. After the issuance of common shares upon exercise of the warrants, the selling shareholder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders generally.

Beneficial Ownership Limitation. The selling shareholder is subject to a requirement that it cannot exercise its Series A warrants to the extent that, after giving effect to such exercise, the selling shareholder (together with its affiliates) would beneficially own in excess of 4.99% of the common shares of the Company outstanding immediately after giving effect to such exercise.

Anti-Dilution Protection. If the number of outstanding common shares: (i) is increased by a stock dividend payable in common shares; (ii) is increased by a split-up of common shares; (iii) is decreased by a combination of outstanding common shares; or (iv) is reclassified by the issuance of any common shares of the Company then, on the effective date of such event, the exercise price of the warrant will be multiplied by a fraction of which the numerator is (x) the number of common shares outstanding immediately prior to such event and the denominator is (y) the number of common shares outstanding immediately after such event, and the number of common shares issuable upon exercise of the warrant will be proportionately adjusted such that the aggregate exercise price will remain unchanged. Such adjustment will be effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will be effective immediately after the effective date in the case of a subdivision, combination or re-classification.

In addition, if the Company, at any time while the Series A warrants are outstanding and unexpired, grants, issues or sells any: (i) securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time common shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, common shares; or (ii) rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of common shares (the “Purchase Rights”), then the selling shareholders will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which it could have acquired if it had held the number of common shares acquirable upon complete exercise of the Series A warrants immediately before the date on which a record is taken or the record holders are determined for the grant, issuance or sale of such Purchase Rights.

If the Company, at any time while the Series A warrants are outstanding and unexpired, declares or makes any dividend or other distribution of assets to holders of common shares, by way of return of capital or otherwise, at any time after the issuance of the Series A warrants, then the selling shareholder shall be entitled to participate in such distribution to the same extent that it would have participated therein had it held the number of common shares acquirable upon complete exercise of the Series A warrants immediately before the date of which a record is taken or the record holders are determined for such distribution.

Fundamental Transaction. In the event of a “fundamental transaction” then, upon a subsequent exercise of the Series A warrants, the selling shareholder will have the right to purchase and receive the same kind and amount of consideration receivable by the stockholders of the Company in such fundamental transaction. The Company will cause the surviving company in a fundamental transaction to assume the obligations of the Company under the Series A warrants. For purposes of the Series A warrants, a “fundamental transaction” includes, subject to certain exceptions: (i) any reclassification, reorganization or recapitalization of the common shares of the Company; (ii) any merger or consolidation of the Company with or into another corporation; (iii) any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of the Company’s assets in one or more transactions; (iv) any, direct or indirect, purchase offer, tender offer or exchange offer is completed pursuant to which stockholders are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding common shares of the Company; or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination with another person whereby such other person acquires more than 50% of the outstanding common shares of the Company.

Amendments. The Series A warrants provide that they may be amended only in writing signed by the Company and such selling shareholder.

Pre-Funded Common Shares Purchase Warrants

General. In lieu of common shares, the Company issued 3,146,327 pre-funded warrants in the Private Placement, which give the selling shareholder the option to purchase up to 3,146,327 common shares at a nominal exercise price of $0.0001 per warrant, subject to adjustment as discussed below. The pre-funded warrants may be exercised at any time until exercised in full.

Exercise. The pre-funded warrants are exercisable immediately. The aggregate exercise price per share of the pre-funded warrants, except for a nominal exercise price of $0.0001 per warrant, was pre-funded to the Company on or prior to the closing of the Private Placement and, consequently, no additional consideration (other than the nominal exercise price of $0.0001 per warrant) is required to be paid by the selling shareholder to effect any exercise of this warrant. The pre-funded warrants may be exercised by providing an executed notice of exercise form followed by full payment of the remaining exercise price or on a cashless basis, if applicable. The selling shareholder does not have the rights or privileges of holders of common shares or any voting rights with respect to the common shares represented by the pre-funded warrants issued until such selling shareholder exercises such warrant and receives its common shares. After the issuance of common shares upon exercise of the pre-funded warrants, the selling shareholder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders generally.

Beneficial Ownership Limitation. The selling shareholder is subject to a requirement that it will not have the right to exercise the pre-funded warrants to the extent that, after giving effect to such exercise, the selling shareholder (together with its affiliates) would beneficially own in excess of 4.99% of the common shares of the Company outstanding immediately after giving effect to such exercise.

Anti-Dilution Protection. If the number of outstanding common shares: (i) is increased by a stock dividend payable in common shares; (ii) is increased by a split-up of common shares; (iii) is decreased by a combination of outstanding common shares; or (iv) is reclassified by the issuance of any common shares of the Company then, on the effective date of such event, the exercise price of the warrant will be multiplied by a fraction of which the numerator is (x) the number of common shares outstanding immediately prior to such event and the denominator is (y) the number of common shares outstanding immediately after such event, and the number of common shares issuable upon exercise of the warrant will be proportionately adjusted such that the aggregate exercise price will remain unchanged. Such adjustment will be effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will be effective immediately after the effective date in the case of a subdivision, combination or re-classification.

In addition, if the Company, at any time while the pre-funded warrants are outstanding and unexpired, grants, issues or sells any: (i) securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time common shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, common shares; or (ii) rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of common shares (the “Purchase Rights”), then the selling shareholders will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which it could have acquired if it had held the number of common shares acquirable upon complete exercise of the pre-funded warrants immediately before the date on which a record is taken or the record holders are determined for the grant, issuance or sale of such Purchase Rights.

If the Company, at any time while the pre-funded warrants are outstanding and unexpired, declares or makes any dividend or other distribution of assets to holders of common shares, by way of return of capital or otherwise, at any time after the issuance of the pre-funded warrants, then the selling shareholder shall be entitled to participate in such distribution to the same extent that it would have participated therein had it held the number of common shares acquirable upon complete exercise of the pre-funded warrants immediately before the date of which a record is taken or the record holders are determined for such distribution..

Fundamental Transaction. In the event of a “fundamental transaction” then, upon a subsequent exercise of the pre-funded warrants, the selling shareholder will have the right to purchase and receive the same kind and amount of consideration receivable by the stockholders of the Company in such fundamental transaction. The Company will cause the surviving company in a fundamental transaction to assume the obligations of the Company under the pre-funded warrants. For purposes of the pre-funded warrants, a “fundamental transaction” includes, subject to certain exceptions: (i) any reclassification, reorganization or recapitalization of the common shares of the Company; (ii) any merger or consolidation of the Company with or into another corporation; (iii) any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of the Company’s assets in one or more transactions; (iv) any, direct or indirect, purchase offer, tender offer or exchange offer is completed pursuant to which stockholders are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding common shares of the Company; or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination with another person whereby such other person acquires more than 50% of the outstanding common shares of the Company.

Amendments. The pre-funded warrants provide that they may be amended only in writing signed by the Company and such selling shareholder.

SELLING SHAREHOLDER

The common shares being offered by the selling shareholder are those previously issued to the selling shareholder in the Private Placement, and those issuable to the selling shareholder, upon exercise of the Series A warrants and pre-funded warrants, or collectively, warrants. For additional information regarding the issuances of those common shares and warrants, see “Private Placement of Common Shares and Warrants” above. We are registering the common shares in order to permit the selling shareholder to offer the shares for resale from time to time. Except for the ownership of the common shares and the warrants, and ownership of other common shares and warrants of the Company, the selling shareholder has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

The table below lists the selling shareholder and other information regarding the beneficial ownership of the common shares by the selling shareholder. The second column lists the number of common shares beneficially owned by such selling shareholder, based on its ownership of the common shares and warrants, as of July 12, 2021, assuming exercise of the warrants held by the selling shareholder on that date, without regard to any limitations on exercises.

The third column lists the common shares being offered by this prospectus by the selling shareholder.

In accordance with the terms of a registration rights agreement with the selling shareholder, this prospectus generally covers the resale of the sum of (i) the number of common shares issued to the selling shareholder in the “Private Placement of Common Shares and Warrants” described above and (ii) the maximum number of common shares issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the exercise of the warrants. The fourth column assumes the sale of all of the shares offered by the selling shareholder pursuant to this prospectus.

Under the terms of the warrants, the selling shareholder may not exercise the warrants to the extent such exercise would cause the selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% of our then outstanding common shares following such exercise, excluding for purposes of such determination common shares issuable upon exercise of such warrants which have not been exercised. The number of shares in the second and fourth columns do not reflect this limitation. The selling shareholder may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Common Shares Owned Prior to Offering(1)	Maximum Number of Common Shares to be Sold Pursuant to this Prospectus	Number of Common Shares Owned After Offering (1)
Armistice Capital Master Fund Ltd.(2)	599,544	8,072,654	8,672,198

(1)	The ability to exercise warrants held by the selling shareholder is subject to a beneficial ownership limitation that, at the time of initial issuance of the warrants, was capped at 4.99% beneficial ownership of the Company’s issued and outstanding common stock (post-exercise). These beneficial ownership limitations may be adjusted up or down, subject to providing advanced notice to the Company, provided that any increases in beneficial ownership limitations only take effect upon 61 days advance notice. Beneficial ownership as reflected in the selling shareholder table reflects the total number of shares potentially issuable underlying warrants and does not give effect to these beneficial ownership limitations. Accordingly, actual beneficial ownership, as calculated in accordance with Section 13(d) and Rule 13d-3 thereunder may be lower than as reflected in the table.

(2)	The shares are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund” or “selling shareholder”), and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. All of the shares of common stock are issuable only upon the exercise of certain warrants, which, as noted above, are subject to beneficial ownership limitations. Armistice Capital and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Ave, 7th Floor, New York, NY 10022.

PLAN OF DISTRIBUTION

The selling shareholder (the “Selling Shareholder”) of the securities and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Shareholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholder may also sell securities short and deliver these securities to close out its short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common shares by the Selling Shareholder or any other person. We will make copies of this prospectus available to the Selling Shareholder and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Norton Rose Fulbright US LLP, which has acted as our United States counsel in connection with this offering, will pass on certain legal matters with respect to United States federal law in connection with this offering. Norton Rose Fulbright Canada LLP, which has acted as our Canadian counsel in connection with this offering, will pass on certain legal matters with respect to Canadian law in connection with this offering.

EXPERTS

The consolidated financial statements of InMed Pharmaceuticals Inc. as of June 30, 2020 and 2019, and for each of the years in the two-year period ended June 30, 2020, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the June 30, 2020 consolidated financial statements contains an explanatory paragraph that states that the Company’s incurred recurring losses and negative cash flows and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The audit report covering the June 30, 2020 consolidated financial statements also refers to a change in the Company’s accounting policy for leases as of July 1, 2019 due to the adoption of Accounting Standards Update (ASU) 2016-02 - Leases (Topic 842).

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common shares, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We also maintain a website at www.inmedpharma.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

InMed Pharmaceuticals Inc.

(Expressed in U.S. Dollars)

June 30, 2020

Consolidated Financial Statements of

InMed Pharmaceuticals Inc.

For the Year Ended June 30, 2020

Suite 310 – 815 West Hastings Street

Vancouver, BC, Canada, V6C 1B4

Tel: +1-604-669-7207

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

InMed Pharmaceuticals Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of InMed Pharmaceuticals Inc. (the Company) as of June 30, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2020, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting policy for leases as of July 1, 2019 due to the adoption of Accounting Standards Update (ASU) 2016-02 – Leases (Topic 842).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada

September 8, 2020

InMed Pharmaceuticals Inc.
CONSOLIDATED BALANCE SHEETS
As at June 30, 2020 and 2019
Expressed in U.S. Dollars

	Note	June 30, 2020	June 30, 2019
		$	$
ASSETS
Current
Cash and cash equivalents		5,805,809	9,837,213
Short-term investments		42,384	3,946,736
Accounts receivable	15	45,344	64,940
Prepaids and other assets		418,920	324,195
Total current assets		6,312,457	14,173,084

Non -Current
Property and equipment, net	3	403,485	42,660
Intangible assets, net	4	1,086,655	1,221,371
Total Assets		7,802,597	15,437,115

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payables and accrued liabilities	5	1,607,303	1,194,211
Current portion of lease obligations	10	68,965	—
Total current liabilities		1,676,268	1,194,211

Non -current
Lease obligations	10	248,011	—
Total Liabilities		1,924,279	1,194,211

Shareholders’ Equity
Common shares, no par value, unlimited authorized shares: 5,220,707 (June 30, 2019—5,220,707) issued and outstanding	6	53,065,240	53,065,240
Additional paid-in capital	6, 7	17,764,333	16,769,932
Accumulated deficit		(64,649,381)	(55,710,232)
Accumulated other comprehensive (loss) income		(301,874)	117,964
Total Shareholders’ Equity		5,878,318	14,242,904
Total Liabilities and Shareholders’ Equity		7,802,597	15,437,115

Commitments and Contingencies (Note 14)

Subsequent events (Note 14)

The accompanying notes form an integral part of these consolidated financial statements.

InMed Pharmaceuticals Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the year ended June 30, 2020 and 2019
Expressed in U.S. Dollars

		Year Ended June 30
	Note	2020	2019
		$	$
Operating Expenses
Research and development and patents	8	5,811,266	5,126,408
General and administrative	3, 9	3,227,167	4,296,520
Amortization and depreciation	3, 4	112,429	119,399
Total operating expenses		9,150,862	9,542,327

Other Income (Loss)
Interest income		129,526	327,720
Foreign exchange gain (loss)		82,187	(33,888)
Net loss for the period		(8,939,149)	(9,248,495)

Other Comprehensive Loss
Foreign currency translation (loss) gain		(419,838)	53,314
Total comprehensive loss for the period		(9,358,987)	(9,195,181)

Net loss per share for the year
Basic and diluted	11	(1.71)	(1.78)
Weighted average outstanding common shares
Basic and diluted	11	5,220,707	5,192,085

The accompanying notes form an integral part of these consolidated financial statements.

InMed Pharmaceuticals Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended June 30, 2020 and 2019
Expressed in U.S. Dollars

	Note	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss) – Foreign Exchange	Total
		#	$	$	$	$	$
Balance June 30, 2018		5,177,296	52,680,712	14,655,605	(46,461,737)	64,650	20,939,230
Loss and comprehensive loss for the period		—	—	—	(9,248,495)	53,314	(9,195,181)
Share-based compensation	7	—	—	2,294,057	—	—	2,294,057
Shares issued on exercise of warrants	6	229	6,116	(6,116)	—	—	—
Shares issued on exercise of stock options	6	43,182	378,412	(173,614)	—	—	204,798
Balance June 30, 2019		5,220,707	53,065,240	16,769,932	(55,710,232)	117,964	14,242,904

	Note	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss) – Foreign Exchange	Total
		#	$	$	$	$	$
Balance June 30, 2019		5,220,707	53,065,240	16,769,932	(55,710,232)	117,964	14,242,904
Loss and comprehensive loss for the period		—	—	—	(8,939,149)	(419,838)	(9,358,987)
Share-based compensation	7	—	—	994,401	—	—	994,401
Balance June 30, 2020		5,220,707	53,065,240	17,764,333	(64,649,381)	(301,874)	5,878,318

The accompanying notes form an integral part of these consolidated financial statements.

InMed Pharmaceuticals Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2020 and 2019
Expressed in U.S. Dollars

	Note	2020	2019
		$	$
Cash provided by (used in):
Operating Activities
Net loss for the period		(8,939,149)	(9,248,495)
Items not requiring cash:
Amortization and depreciation	3, 4	112,429	119,399
Share-based compensation	7	994,401	2,294,057
Non-cash lease expense		89,816	—
Loss on disposal of assets		2,307	—
Received (accrued) interest income on short-term investments		79,937	(70,806)
Payments on lease obligations		(72,522)	—
Changes in non-cash working capital:
Prepaids and other assets		(126,560)	(166,804)
Accounts receivable		17,273	(23,883)
Accounts payable and accrued liabilities		467,392	472,241
Total cash outflows from operating activities		(7,374,676)	(6,624,291)

Investing Activities
Maturity of short-term investments		3,876,269	3,496,830
Purchase of short-term investments		(43,619)	(5,558,288)
Proceeds on disposal of property and equipment		541	—
Purchase of property and equipment		(42,573)	(26,812)
Total cash provided by (used in) investing activities		3,790,618	(2,088,270)

Financing Activities
Shares issued for cash	6	—	204,798
Deferred financing costs		(30,993)	—
Total cash provided by financing activities		(30,993)	204,798
Effects of foreign exchange on cash and cash equivalents		(416,353)	17,001
Decrease in cash during the period		(4,031,404)	(8,490,762)
Cash and cash equivalents beginning of the period		9,837,213	18,327,975
Cash and cash equivalents end of the period		5,805,809	9,837,213

See note 13 for Non-Cash Transactions

The accompanying notes form an integral part of these consolidated financial statements.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

1.	NATURE OF BUSINESS AND FUTURE OPERATIONS

InMed Pharmaceuticals Inc. (“InMed” or the “Company”) was incorporated in the Province of British Columbia on May 19, 1981 under the Business Corporations Act of British Columbia. InMed is a clinical stage biopharmaceutical company specializing in the research and development of novel, cannabinoid-based therapies and a biosynthesis system for the manufacturing of pharmaceutical-grade cannabinoids.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “IN”, and under the trading symbol “IMLFF” on the OTCQX® Best Market. InMed’s corporate office and principal place of business is located at #310 – 815 West Hastings Street, Vancouver, B.C., Canada, V6C 1B4.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Through June 30, 2020, the Company has funded its operations primarily with proceeds from the sale of common stock. The Company has incurred recurring losses and negative cash flows from operations since its inception, including net losses of $8.9 million and $9.2 million for the years ended June 30, 2020 and 2019, respectively. In addition, the Company had an accumulated deficit of $64.6 million as of June 30, 2020. The Company expects to continue to generate operating losses for the foreseeable future.

As of the issuance date of these consolidated financial statements, the Company expects its cash and cash equivalents of $5.8 million as of June 30, 2020 will be sufficient to fund its operating expenses and capital expenditure requirements into the first quarter of fiscal 2022. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. As a result, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company is seeking to complete an initial public offering (“IPO”) of its common shares in the United States and a coincident listing on the Nasdaq. The Company expects to seek additional funding through equity financings, debt financings or other capital sources, including collaborations with other companies, government contracts or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s existing stockholders.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its commitments, realize its assets and discharge its liabilities in the normal course. These consolidated financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

2.	SIGNFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”).

On July 1, 2019, the Company applied the new accounting policy under Topic 842 (see Note 2t(i)).

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the balance sheet date, and the corresponding revenues and expenses for the periods reported. It also requires management to exercise judgment in applying the Company’s accounting policies. In the future, actual experience may differ from these estimates and assumptions. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these consolidated financial statements are the estimate of useful life of intangible assets, the application of the going concern assumption, the impairment assessment for long-lived assets, and determining the fair value of share-based payments and warrants, which are discussed further below:

Estimate of useful life of intangible assets

In the determination of the estimated useful life for intangible assets, which includes certain patents and technical know-how, management assesses a variety of internal and external factors such as the expected usage of the intangible assets by the Company, assessments of technical or commercial obsolescence, and expected actions by competitors or potential competitors.

Application of going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but is not limited to, 12 months from the consolidated financial statement’s issuance date.

Assets’ impairment

Whenever events or changes in circumstances indicate the asset may not be recoverable, estimates of future undiscounted cash flows expected to be generated by the asset are made, requiring estimates of both the timing and the amount of cash flows. If the asset is determined to be impaired, estimates of fair value are made using a discounted cash flow model.

Share-based payments and warrants

Management determines costs for share-based payments and warrants using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment is used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, forfeiture rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

COVID-19 impacts

On March 11, 2020 the COVID-19 outbreak was declared a pandemic by the World Health Organization. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. Management uses judgement to assess the impact of the pandemic on the Company’s ability to obtain debt and equity financing in the future, and impairment in the value of its long-lived assets.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, including inactive subsidiaries: Biogen Sciences Inc., Sweetnam Consulting Inc., and InMed Pharmaceutical Ltd. The Company’s former inactive subsidiary, Meridex Network Corporation, was wound up into InMed effective April 17, 2019. A subsidiary is an entity that the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All inter-company transactions and balances including unrealized income and expenses arising from intercompany transactions are eliminated in preparing consolidated financial statements.

(d)	Foreign Currency

The functional currency of the Company and its subsidiaries is the Canadian Dollar. These consolidated financial statements are presented in U.S. Dollars. References to “$” and “US$” are to United States (“U.S.”) dollars and references to “C$” are to Canadian dollars.

Transactions in foreign currencies are translated to the functional currency at exchange rates at the date of the transactions. Period end balances of monetary assets and liabilities in foreign currencies are translated to the functional currency using the period end foreign currency rates. Foreign currency gains and losses are recognized in the consolidated statements of operations and comprehensive loss. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Assets and liabilities are translated from the Canadian dollar functional currency to the U.S. dollar presentation currency based on the exchange rate at the balance sheet date. Income and expense, capital transactions and cash flows are translated to U.S. dollar presentation currency using the exchange rates prevailing at the transaction date or at an appropriate average exchange rate. Foreign currency translation adjustments to arrive at the presentation currency are recognized as a component of other comprehensive loss.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include cash-on-hand, demand deposits with financial institutions and other short-term, highly liquid investments with original maturities of three months or less when acquired that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

(f)	Short-term Investments

Short-term investments include fixed and variable rate guaranteed investment certificates, with terms greater than three months and less than twelve months. Guaranteed investment certificates are convertible to known amounts of cash and are subject to an insignificant risk of change in value.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(g)	Deferred Financing Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred financing costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction to shareholders’ equity generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred financing costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. As of June 30, 2020, $290,688 of deferred financing costs were capitalized and recorded as other assets on the consolidated balance sheet.

(h)	Property and Equipment, Net

Equipment and leasehold improvements are recorded at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of equipment and leasehold improvements comprises their purchase price. The useful lives of equipment and leasehold improvements are reviewed at least once per year. Equipment and leasehold improvements are depreciated using the straight-line method based on their estimated useful lives as follows:

●	Computer equipment – 30% per annum

●	Leasehold improvements – lesser of initial lease term or useful life

Equipment and leasehold improvements, acquired or disposed of during the year, are depreciated proportionately for the period they are in use.

The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability (see Note 2t(i)).

(i)	Leases

Arrangements are assessed upon inception to determine if it is a lease. To the extent it is determine that an arrangement represents a lease, it is classified as either an operating lease or a finance lease. Operating leases are capitalized on the consolidated balance sheet through a right-of-use (“ROU”) asset and a corresponding lease liability. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent an obligation to make lease payments arising from the lease.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)	Intangible Assets, Net

Intangible assets are comprised of acquired intellectual property, which consists of certain patents and technical know-how. The intellectual property is recorded at cost and is amortized on a straight-line basis over an estimated useful life of 18 years net of any accumulated impairment losses.

(k)	Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset or assets. If carrying value exceeds the sum of undiscounted cash flows, the Company then determines the fair value of the underlying asset. Any impairment to be recognized is measured as the amount by which the carrying amount of the asset group exceeds the estimated fair value of the asset group. Assets classified as held for sale are reported at the lower of the carrying amount or fair value, less costs to sell. As of June 30, 2020 and 2019, the Company determined that there were no impaired assets and no assets were held-for-sale.

(l)	Financial Assets and Liabilities

Financial Assets

Financial assets are initially recognized at fair value, plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. No financial assets are or elected to be carried at fair value through profit or loss or where changes in fair value are recognized in the consolidated statements of operations and comprehensive loss in other comprehensive loss.

Cash and cash equivalents are subsequently recognized at amortized cost, which approximates fair value. Short-term investments are subsequently recorded at cost plus accrued interest, which approximates fair value. Accounts receivable are reported at outstanding amounts, net of provisions for uncollectable amounts. At all periods presented, the Company has no allowance for doubtful accounts.

The Company evaluates the recoverability of accounts receivable on a regular basis based upon various factors including payment history and collection experience on other accounts or events expected to affect future collections experience.

Financial Liabilities

Financial liabilities, including accounts payable and accrued liabilities, are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated balance sheet. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)	Financial Assets and Liabilities (cont’d)

Financial Liabilities (cont’d)

To determine the fair value of financial instruments, the Company uses the fair value hierarchy for inputs used to measure fair value of financial assets and liabilities. This hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels: Level 1 (highest priority), Level 2, and Level 3 (lowest priority).

Level 1 - Unadjusted quoted prices in active markets for identical instruments.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Inputs are unobservable and reflect the Company’s assumptions as to what market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available. Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities.

The carrying value of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate their carrying values as at June 30, 2020 and 2019 due to their immediate or short-term maturities.

(m)	Income Taxes

The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, it recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company recognizes the deferred income tax effects of a change in tax rates in the period of the enactment. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that management believes is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than fifty percent likely of being realized. The Company records interest related to unrecognized tax benefits in interest expense and penalties in operating expenses.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(n)	Earnings (Loss) Per Share

Basic earnings (loss) per common share (“EPS”) is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period. Diluted earnings (loss) per common share (“Diluted EPS”) is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted. If the conversion of outstanding stock options and warrants into common share is anti-dilutive, then diluted EPS is not presented separately from EPS. Diluted EPS for year-to-date (including annual) periods is based upon the weighted average of the incremental shares included in each interim period for the year-to-date period.

(o)	Share-based Payments

The fair value, at the grant date, of equity-classified share awards is charged to income or loss over the period for which the benefits of employees and others providing similar services are expected to be received. The vesting components of graded vesting employee awards are measured separately and expensed over the related tranche’s vesting period. The corresponding accrued entitlement is recorded in additional paid-in capital. The amount recognized as an expense is adjusted to reflect the number of share options that vest. The fair value of awards is calculated using the Black-Scholes option pricing model which considers the exercise price, current market price of the underlying shares, expected life of the award, risk-free interest rate, expected volatility and the dividend yield.

Starting July 1, 2018, the Company accounted for non-employee awards under the guidance provided under ASU 2018-07 and used an expected term to value non-employee options on an award-by-award basis.

The expected term of the Company’s employee stock options has been determined using the simplified method and the Company estimates the forfeitures on the grant date for options issued. The expected term of the Company’s non-employee stock options is the contractual term of the options granted and the Company estimates the forfeitures on the grant date for options issued.

(p)	Research and Development Costs

The Company conducts research and development programs and incurs costs related to these activities, including research and development personnel compensation, services provided by contract research organizations and lab supplies. Research and development costs, net of contractual reimbursements from development partners, are expensed in the periods in which they are incurred.

(q)	Patents and Intellectual Property Costs

The costs of filing for patents and of prosecuting and maintaining intellectual property rights are expensed as incurred due to the uncertainty surrounding the drug development process and the uncertainty of future benefits. Patents and intellectual property acquired from third parties for approved products or where there are alternative future uses are capitalized and amortized over the remaining life of the patent.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(r)	Government Grants

Research grants are recognized as a recovery of related expenditures in the consolidated statement of operations and comprehensive loss when there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received. For research related grants, the Company only recognizes grant proceeds when the proceeds have been spent on research expenses. Grant amounts received in advance are recorded as deferred grant proceeds.

(s)	Segment reporting

The Company’s operations consist of one operating segment related to the biopharmaceutical research and development of novel, cannabinoid-based therapies and a biosynthesis system for the manufacturing of pharmaceutical-grade cannabinoids.

(t)	New Standards Applicable in the Reporting Period

i)	Leases

Prior to July 1, 2019, the Company accounted for leases under Leases (Topic 840).

In February 2016, the FASB issued ASU 2016–02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017–13, ASU 2018–10 and ASU 2018–11, ASU 2018-20 and ASU 2019-01 (collectively, Topic 842). Topic 842 establishes principles for recognition, measurement, presentation and disclosure of leases for both the lessee and lessor, and is effective for fiscal years beginning after December 15, 2018. The new guidance retains a distinction between finance leases and operating leases, with cash payments from operating leases classified within operating activities in the statement of cash flows.

The Company’s accounting policy, applied from July 1, 2019, under Topic 842 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The lease liability is initially measured as the present value of future lease payments excluding payments made at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has lease arrangements that include both lease and non-lease components. The Company accounts for each separate lease component and its associated non-lease components as a single lease component for all of its asset classes.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(t)	New Standards Applicable in the Reporting Period (cont’d)

i)	Leases (cont’d)

The Company has elected to apply the practical expedient to grandfather the assessment of which transactions are leases on the date of initial application, as previously assessed under Topic 840 Leases. The Company applied the definition of a lease under Topic 842 Leases to contracts effective for periods on or after July 1, 2019.

The Company has elected to apply the practical expedient to exclude initial direct costs such as annual operating costs from the measurement of the right-of-use asset at the date of initial application. The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The lease payments associated with these leases is recognized as an expense on a straight- line basis over the lease term.

On commencement of the lease for its new office premises on July 1, 2019, the Company recognized right-of-use assets of $434,660, a reduction of prepaids and advances of $48,827 and a lease liability of $385,057. The impact of the adoption of this new standard is non-cash in nature and, as such, the Company does not anticipate a material impact on cash flows. When measuring lease liabilities for leases classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at July 1, 2019 of 8%.

ii)	Financial Instruments with Characteristics of Liabilities and Equity

In July 2017, the FASB issued ASU 2017–11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling interests with a Scope Exception. The ASU was issued to address the complexity associated with applying U.S. GAAP for certain financial instruments with characteristics of liabilities and equity.

The ASU, among other things, eliminates the need to consider the effects of down round features when analyzing convertible debt, warrants and other financing instruments. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. The amendments are effective for fiscal years beginning after December 15, 2018, and should be applied retrospectively. The adoption of this standard had no impact on the Company’s consolidated financial statements.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(u)	Future Accounting Pronouncements Not Yet Adopted

The standards listed below include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company is currently assessing the impact of the standards on the consolidated financial statements.

i)	Credit losses

In June 2016, FASB issued ASU No. 2016-13, Financial Instruments- Credit Losses (Topic 326), and subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05 and ASU 2019-10 (collectively Topic 326), requires companies to measure credit losses on financial instruments measured at amortized cost applying an “expected credit loss” model based upon past events, current conditions and reasonable and supportable forecasts that affect collectability. Previously, companies applied an “incurred loss’ model for recognizing credit losses. This standard is effective for fiscal years beginning after December 14, 2019. The Company does not expect the standard to have a significant impact on the consolidated financial statements.

ii)	Fair Value Measurement

In August 2018, the FASB issued ASU 2018–13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements as part of its disclosure framework project. The standard is effective for the Company in fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact the adoption of the standard will have on its consolidated financial statements.

iii)	Collaborative Arrangements

In November 2018, the FASB issued ASU 2018–18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This ASU provides guidance that clarifies when certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer, and amends ASC 808 to refer to the unit-of-account guidance in ASC 606. The guidance specifically precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. This ASU is effective for public business entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for entities that have adopted ASC 606. The Company currently has no agreements that would be classified as collaborative arrangements.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(u)	Future Accounting Pronouncements Not Yet Adopted (cont’d)

iv)	Income Taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU remove certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. The standard is effective for the Company in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoptions is permitted. The Company does not expect the amendment to have a significant impact on the consolidated financial statements.

3.	PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	2020	2019
	$	$
Right-of-Use Asset (lease)	417,405	—
Equipment	62,853	56,839
Leasehold Improvements	40,160	39,328
Property and equipment	520,418	96,167
Less: accumulated depreciation	(116,933)	(53,507)
Property and equipment, net	403,485	42,660

Depreciation expense on property and equipment for the year ended June 30, 2020 was $95,504 (2019- $26,739). Depreciation expense related to the Right-of-Use Asset for the year ended June 30, 2020 of $70,661 (2019—$Nil) and was recorded in general and administrative expenses.

4.	INTANGIBLE ASSETS, NET

Intangible assets consist of:

	2020	2019
	$	$
Intellectual property	1,622,255	1,689,318
Less: accumulated amortization	(535,600)	(467,947)
Intangible assets, net	1,086,655	1,221,371

The acquired intellectual property is recorded at cost and is amortized on a straight-line basis over an estimated useful life of 18 years net of any accumulated impairment losses. At June 30, 2020, the acquired intellectual property has an estimated remaining useful life of approximately 13 years.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

4.	INTANGIBLE ASSETS, NET (cont’d)

Amortization expense on intangible assets for the year ended June 30, 2020 was $87,586 (2019- $92,660). Based upon the intangible assets held as at June 30, 2020, the Company expects amortization expense to be incurred over the next five years as follows:

$
2021	90,125
2022	90,125
2023	90,125
2024	90,125
2025	90,125
450,625

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	2020	2019
	$	$
Trade payables	82,651	120,540
Accrued research and development expenses	587,425	480,389
Employee compensation, benefits and related accruals	536,231	397,549
Accrued general and administrative expenses	400,996	195,733
Accounts payable and accrued liabilities	1,607,303	1,194,211

6.	SHARE CAPITAL AND RESERVES

On June 22, 2020, the warrants issued on June 21, 2018 expired.

On June 30, 2020, the Company effected a one-for-33 reverse stock split of its issued and outstanding common shares. Accordingly all common share, stock option, per common share and warrant amounts for all periods presented in the consolidated financial statements and notes thereto have been adjusted retrospectively to reflect this reverse stock split.

a)	Authorized

As at June 30, 2020, the Company’s authorized share structure consisted of: (i) an unlimited number of common shares without par value; and (ii) an unlimited number of preferred shares without par value. No preferred shares were issued and outstanding as at June 30, 2020 and 2019.

The Company may issue preferred shares and may, at the time of issuance, determine the rights, preference and limitations pertaining to these shares. Holders of preferred shares may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of common shares.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

6.	SHARE CAPITAL AND RESERVES (cont’d)

a)	Authorized (cont’d)

During the year ended June 30, 2020, there was no common share activity.

During the year ended June 30, 2019, the Company completed the following:

Transaction Description	Number	Issue Price	Value
		C$	US$
Issued for exercise of warrants (i)	229	$21.45	—
Fair value of warrants exercised (i)	—	—	$6,116
Issued for exercise of stock options (ii)	43,182	$6.31	$204,798
Fair value of stock options exercised (ii)	—	—	$173,614

b)	Common Shares

i)	During the year ended June 30, 2019, the Company issued an aggregate 229 common shares pursuant to the exercise of 1,061 share purchase warrants. The 1,061 share purchase warrants that were exercised had an exercise price of C$21.45 each and, pursuant to the terms of a May 31, 2017 financing, were exercised on a net cashless basis, based on the five-day volume-weighted average trading price of the common shares of the Company on the TSX ending on the date immediately preceding the date of exercise. The exercise of these 1,061 share purchase warrants resulted in the issuance of 229 common shares but, as they were exercised on a net cashless basis, no cash was received.

ii)	During the year ended June 30, 2019, the Company issued an aggregate 43,182 common shares pursuant to the exercise of 43,182 stock options at a weighted average exercise price of C$6.31 per share. The aggregate intrinsic value of options exercised at the date of exercise was $422,679 (C$559,500).

c)	Share Purchase Warrants

All share purchase warrants expired on June 22, 2020. Share purchase warrants were exercisable in Canadian dollars (United States dollar amounts for exercise price and aggregate intrinsic value are calculated using prevailing rates as at June 30, 2020). Each warrant entitled the holders thereof the right to purchase one common share.

The following is a summary of changes in share purchase warrants from July 1, 2018 to June 30, 2020:

	Number	Weighted Average Share Price	Weighted Average Share Price	Aggregate Intrinsic Value	Aggregate Intrinsic Value
	#	C$	US$	C$	US$
Balance as at June 30, 2018	967,052	$39.93	$30.51	—	—
Exercised (Note 6. b) i))	(1,061)	$21.45	$16.39
Expired	(55,694)	$21.45	$16.39
Balance as at June 30, 2019	910,297	$41.25	$31.52	—	—
Expired	(910,297)	$41.25	$31.52
Balance as at June 30, 2020	—	—	—	—	—

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

6.	SHARE CAPITAL AND RESERVES (cont’d)

d)	Agents’ Warrants

All agents’ warrants expired on June 22, 2020. Agents’ warrants were exercisable in Canadian dollars (United States dollar amounts for exercise price and aggregate intrinsic value are calculated using prevailing rates as at June 30, 2020). Each warrant entitled the holders thereof the right to purchase one common share.

The following is a summary of changes in agents’ warrants from July 1, 2018 to June 30, 2020:

	Number	Weighted Average Share Price	Weighted Average Share Price	Aggregate Intrinsic Value	Aggregate Intrinsic Value
	#	C$	US$	C$	US$
Balance as at June 30, 2018	46,665	$36.63	$27.99	—	—
Balance as at June 30, 2019	46,665	$36.63	$27.99	—	—
Expired	(46,665)	$36.63	$27.99
Balance as at June 30, 2020	—	—	—	—	—

7.	SHARE-BASED PAYMENTS

a)	Option Plan Details

On March 24, 2017, the Company’s shareholders approved: (i) the adoption of a new stock option plan (the “Plan”) pursuant to which the board of directors may, from time to time, in its discretion and in accordance with the requirements of the TSX, grant to directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed twenty percent (20%) of the issued and outstanding common shares at the date the options are granted (on a non-diluted and rolling basis); and (ii) the application of the new stock option plan to all outstanding stock options of the Company that were granted prior to March 24, 2017 under the terms of the Company’s previous stock option plan.

As at June 30, 2020, there was 455,507 (June 30, 2019 – 445,052) options available for future allocation pursuant to the terms of the Plan. The option price under each option shall be not be less than the closing price on the day prior to the date of grant. All options vest upon terms as set by the Board of Directors, either over time, typically 12 to 36 months, or upon the achievement of certain corporate milestones.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

7.	SHARE-BASED PAYMENTS (cont’d)

a)	Option Plan Details (cont’d)

Stock options are granted with Canadian dollar exercise prices (United States dollar amounts for weighted average exercise prices and aggregate intrinsic value are calculated using prevailing rates as at June 30, 2020). The following is a summary of changes in outstanding options from July 1, 2018 to June 30, 2020:

	Number	Weighted Average Exercise Price	Weighted Average Exercise Price
		C$	US$
Balance as at June 30, 2018	502,878	17.22	13.16
Granted	145,454	16.41	12.54
Exercised	(43,182)	6.31	4.82
Expired/Forfeited	(6,060)	33.33	25.47
Balance as at June 30, 2019	599,090	17.64	13.48
Granted	52,728	8.78	6.44
Expired/Forfeited	(63,183)	37.39	27.43
Balance as at June 30, 2020	588,635	14.73	10.81

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

7.	SHARE-BASED PAYMENTS (cont’d)

a)	Option Plan Details (cont’d)

The following is a summary of changes in options from July 1, 2019 to June 30, 2020:

Grant Date	Expiry Date	Exercise Price C$	Opening Balance		Granted	Exercised	Expired/ Forfeited	Closing Balance		Vested and Exercisable	Unvested
4-Mar-15	4-Mar-20	$11.880		6,061	—	—	(6,061)		—	—	—
25-Aug-15	25-Aug-20	$6.930		1,515	—	—	—		1,515	1,515	—
23-Nov-15	23-Nov-20	$4.785		6,061	—	—	—		6,061	6,061	—
27-Nov-15	27-Nov-20	$4.620		1,515	—	—	—		1,515	1,515	—
16-May-16	16-May-21	$2.640		60,606	—	—	—		60,606	60,606	—
10-Jun-16	10-Jun-21	$4.290		24,242	—	—	—		24,242	24,242	—
15-Jun-16	15-Jun-21	$3.630		60,606	—	—	—		60,606	60,606	—
26-Jul-16	26-Jul-21	$3.630		22,727	—	—	—		22,727	22,727	—
12-Sep-16	12-Sep-21	$3.630		30,303	—	—	—		30,303	30,303	—
28-Oct-16	28-Oct-21	$6.435		12,121	—	—	—		12,121	12,121	—
12-Dec-16	12-Dec-21	$4.620		4,848	—	—	—		4,848	4,848	—
13-Jan-17	13-Jan-22	$8.250		30,303	—	—	—		30,303	30,303	—
20-Feb-17	20-Feb-22	$12.210		3,030	—	—	—		3,030	3,030	—
22-Feb-17	22-Feb-22	$13.530		1,515	—	—	—		1,515	1,515	—
2-Jun-17	2-Jun-22	$14.850		21,667	—	—	—		21,667	21,667	—
10-Jul-17	10-Jul-22	$10.890		10,758	—	—	—		10,758	10,758	—
8-Mar-18	8-Mar-23	$51.150		74,242	—	—	(37,879)		36,363	36,363	—
16-May-18	16-May-23	$33.660		81,516	—	—	(3,788)		77,728	77,728	—
31-Aug-18	31-Aug-23	$27.060		8,182	—	—	—		8,182	6,137	2,045
20-Sep-18	20-Sep-23	$26.400		4,545	—	—	—		4,545	3,409	1,136
05-Dec-18	05-Dec-23	$14.850		23,485	—	—	(2,273)		21,212	15,909	5,303
14-Jan-19	14-Jan-24	$16.500		4,244	—	—	(1,061)		3,183	3,183	—
21-Jan-19	21-Jan-24	$16.830		3,030	—	—	—		3,030	1,515	1,515
4-Feb-19	4-Feb-24	$26.070		4,545	—	—	—		4,545	2,272	2,273
4-Mar-19	4-Mar-24	$19.800		10,757	—	—	—		10,757	5,378	5,379
27-May-19	27-May 24	$14.355		86,666	—	—	(12,121)		74,545	37,272	37,273
1-Jul-19	1-Jul-24	$10.890		—	3,030	—	—		3,030	926	2,104
9-Aug-19	9-Aug-24	$8.910		—	30,303	—	—		30,303	—	30,303
3-Dec-19	3-Dec-24	$8.250		—	9,091	—	—		9,091	—	9,091
12-Jan-20	11-Jan-25	$8.250		—	10,304	—	—		10,304	—	10,304
				599,090	52,728	—	(63,183)		588,635	481,909	106,726
Weighted Average Exercise Price C$				$17.64	$8.78	—	$37.39		$14.73	$15.20	$12.59
Weighted Average Exercise Price US$				$13.48	$6.44	—	$27.43		$10.81	$11.16	$9.24
Weighted Average Life Remaining				3.19	4.24	—	—		2.32	1.95	4.01
Aggregate Intrinsic Value (C$)			$	Nil				$	Nil
Aggregate Intrinsic Value (US$)			$	Nil				$	Nil

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

7.	SHARE-BASED PAYMENTS (cont’d)

b)	Fair Value of Options Issued During the Period

i)	The weighted average fair value at grant date of options granted during the year ended June 30, 2020 was C$6.08 per option (year ending June 30, 2019—C$11.22) with a term of five years. Assumptions used for options granted during the year ended June 30, 2020 included a weighted average risk-free interest rate of 1.51% (year ending June 30, 2019 – 1.65%), weighted average expected life of 3.3 years calculated using the Simplified Method (year ending June 30, 2019 – 3.1 years), weighted average volatility factor of 110.08% (year ending June 30, 2019 – 109.37%), weighted average dividend yield of 0% (year ending June 30, 2019 – 0%) and a 5% forfeiture rate (year ending June 30, 2019 – 5%). The expected price volatility is based on historic volatility of the Company, based on the expected life of the options, adjusted for any expected changes to future volatility due to publicly available information.

ii)	Expenses Arising from Share-based Payment Transactions

Total expenses arising from share-based payment transactions recognized during the year ended June 30, 2020 were $994,401 (June 30, 2019—$2,294,057). Unrecognized compensation cost at June 30, 2020 related to unvested options was $233,697 (C$318,482) which will be recognized over a weighted-average vesting period of 1.3 years.

8.	RESEARCH AND DEVELOPMENT AND PATENT EXPENSES

	2020	2019
	$	$
Research and Development:
External contractors	3,092,684	2,174,553
Personnel compensation	1,350,789	1,068,452
Research supplies	769,552	879,225
Share-based payments	495,075	866,667
Other	15,096	20,206
Less: Research grants	(185,557)	(85,395)
Total research and development expenses	5,537,639	4,923,708
Patents	273,627	202,700
Total Research and Development and Patent Expenses	5,811,266	5,126,408

Effective November 1, 2018, the Company entered into a contribution agreement with the National Research Council Canada Industrial Research Assistance Program (“NRC IRAP”) to receive funding of up to C$500,000 to support its ongoing R&D efforts in cannabinoid biosynthesis. It is expected that this funding will be earned over the period commencing November 1, 2018 through to approximately the last quarter of calendar 2020. Grant income is recognized as a reduction of research and development expenditures when earned. (See Note 14)

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	2020	2019
	$	$
Salaries and employee benefits	1,251,126	1,149,512
Share-based payments	499,326	1,427,390
Accounting and legal	468,426	551,462
Investor relations, website development and marketing	354,828	533,526
Office and administrative	218,366	210,122
Rent	163,020	150,916
Shareholder communication	105,427	93,876
Travel	61,523	62,569
Regulatory fees	48,307	62,704
Transfer agent fees	30,738	22,677
Consulting	26,080	31,766
Total General and Administrative Expenses	3,227,167	4,296,520

10.	LEASE OBLIGATIONS

On commencement of the lease for the Company’s new offices premises on July 1, 2019, the Company recognized right-of-use assets of $434,660 and a lease liability of $385,057 with no net impact on accumulated deficit. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at July 1, 2019 of 8%.

The following table lists the Company’s operating lease obligations recognized on commencement of the lease for the Company’s new offices premises at July 1, 2019.

Lease obligations recognized as at July 1, 2019	$385,057
Discounted using the incremental borrowing rate at July 1, 2019	8%
Estimated annual variable lease payments not included in lease obligations	$59,983

The Company is committed to minimum lease payments as follows:

Maturity Analysis	June 30, 2020
Less than one year	$87,330
One to five years	307,983
More than five years	—
Total undiscounted lease liabilities	$395,313	(1)

(1)	Excludes estimated variable operating costs of $60,440 on an annual basis through to August 31, 2024.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

11.	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share amounts are calculated by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. As the outstanding stock options are anti-dilutive, they are excluded from the weighted average number of common shares in the table below.

	2020	2019
Net loss for the year	$(8,939,149)	$(9,248,495)
Basic and diluted loss per share	(1.71)	(1.78)
Weighted average number of common shares- basic and diluted	5,220,707	5,192,085

12.	INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial income statutory corporate tax rate of 27.0% (June 30, 2019 – 27.0%) to the tax expense:

	2020	2019
	$	$
Net loss before taxes	(8,939,149)	(9,248,495)
Income tax expense (recovery) at the statutory rate	(2,413,570)	(2,497,094)
Increase (reduction) in income taxes resulting from:
Change in valuation allowance	1,751,714	1,937,425
Permanent differences	268,733	621,207
Foreign exchange differences	371,000	(59,000)
Other	22,123	(2,538)
Income tax expense (recovery)	—	—

Deferred tax assets and liabilities are as follows:

	2020	2019
	$	$
Non-capital losses	9,836,706	7,802,253
Financing costs	244,095	527,370
Lease liability	66,963	—
	10,147,764	8,329,623
Intangible assets, net	(192,987)	(220,711)
Property and equipment, net	(971)	(737)
Lease obligations	(93,916)	—
	(287,874)	(221,448)
Net deferred tax asset	9,859,890	8,108,175
Valuation allowance	(9,859,890)	(8,108,175)
	—	—

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

12.	INCOME TAXES (cont’d)

A full valuation allowance has been applied against the net deferred tax assets because it is not more likely than not that future taxable income will be available against which the Company can utilize the benefits therefrom.

As at June 30, 2020, the Company has non-capital loss carry-forwards of approximately $36,432,246 (June 30, 2019—$28,897,233) available to offset future taxable income in Canada. These non-capital loss carryforwards begin to expire in 2026.

13.	NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on cash flows are excluded from the statements of cash flows. During the year ended June 30, 2020, the following transaction was excluded from the statement of cash flows:

i)	On January 14, 2019, the Company executed a lease for new office premises (see Note 10). The term of this new lease is from July 1, 2019 to August 31, 2024. In accordance with Topic 842 Leases, on commencement of the lease on July 1, 2019, the Company recognized right-of-use assets of $434,660 and a lease liability of $385,057; and

ii)	As at June 30, 2020, the Company has unpaid deferred financing costs of $259,695.

During the year ended June 30, 2019 the following transaction was excluded from the statement of cash flows:

i)	In the year ending June 30, 2019, 1,061 share purchase warrants, with an exercise price of C$21.45 each, were exercised. Pursuant to the terms of a May 31, 2017 financing, these share purchase warrants were exercised on a net cashless basis, based on the five-day volume-weighted average trading price of the common shares of the Company on the TSX ending on the date immediately preceding the date of exercise (see Note 6c). The exercise of these 1,061 share purchase warrants resulted in the issuance of 229 common shares.

14.	COMMITMENTS AND CONTINGENCIES

Pursuant to the terms of agreements with various contract research organizations, as at June 30, 2020, the Company is committed for contract research services and materials at a cost of approximately $1,052,959. A total of $1,036,113 of these expenditures are expected to occur in the twelve months following June 30, 2020 and the balance of $16,846 in the following twelve-month period.

Pursuant to the terms of a May 31, 2017 Technology Assignment Agreement between the Company and the University of British Columbia (“UBC”), the Company is committed to pay royalties to UBC on certain licensing and royalty revenues received by the Company for biosynthesis of certain drug products that are covered by the agreement.

Pursuant to the terms of a December 13, 2018 Collaborative Research Agreement with UBC in which the Company owns all right, title and interest in and to any intellectual property, in addition to funding research at UBC, the Company is committed to make a one-time payment upon filing of any patent application arising from the research.

Pursuant to the terms of a November 1, 2018 Contribution Agreement with National Research Council Canada, as represented by its Industrial Research Assistance Program (NRC-IRAP), under certain circumstances contributions received, including the disposition of the underlying intellectual property developed in part with NRC-IRAP contributions, may become repayable.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

14.	COMMITMENTS AND CONTINGENCIES (cont’d)

The Company is party to a lease for office premises at an annual cost of approximately $95,245, increasing up to $105,151 in the last year of the lease, plus annual operating costs. The term of this lease is from July 1, 2019 to August 31, 2024. The Company paid a security deposit of $47,634, included in “Prepaids and other assets” on the Company’s consolidated balance sheet, that is to be applied to the rent for certain months during the five-year lease term. (See Note 10)

Short-term investments include guaranteed investment certificates with a face value of $42,193 (June 30, 2019—$43,937) that are pledged as security for a corporate credit card.

The Company has entered into certain agreements in the ordinary course of operations that may include indemnification provisions, which are common in such agreements. In some cases, the maximum amount of potential future indemnification is unlimited; however, the Company currently holds commercial general liability insurance. This insurance limits the Company’s liability and may enable the Company to recover a portion of any future amounts paid. Historically, the Company has not made any indemnification payments under such agreements and it believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

In July 2020, in connection with a proposed public offering of our common shares, two inadvertent disclosures of already publically available information were made that may have exceeded the scope permissible under Rule 134 of the Securities Act of 1933, and thus may not be entitled to the “safe-harbor” provided by Rule 134. As a result, either of the two inadvertent disclosures could be determined to not be in compliance for a registered securities offering under Section 5 of the Securities Act of 1933. If either of the two inadvertent disclosures are determined by a court to be a violation by the Company of the Securities Act of 1933, the recipients of the inadvertent disclosures who purchase our common shares in the Company’s planned offering may have a rescission right, which could require the Company to repurchase those shares at their original purchase price with interest or a claim for damages if the purchaser no longer owns the securities, for one year following the date of the violation. The Company could also incur considerable expense if it were to contest any such claims. Consequently, a contingent liability may arise out of this possible violation of the Securities Act of 1933. The likelihood and magnitude of this contingent liability, if any, is not determinable at this time.

From time to time, the Company may be subject to various legal proceedings and claims related to matters arising in the ordinary course of business. The Company does not believe it is currently subject to any material matters where there is at least a reasonable possibility that a material loss may be incurred.

15.	FINANCIAL RISK MANAGEMENT

Fair value:

Fair value measurements recognized in the consolidated balance sheet must be categorized in accordance with the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

15.	FINANCIAL RISK MANAGEMENT (cont’d)

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities..

The fair values of short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these instruments. Cash and cash equivalents are measured at fair value using Level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments at June 30, 2020 and 2019:

June 30, 2020	Level 1	Level 2	Total
Financial assets
Cash and cash equivalents	5,805,809	—	5,805,809
Short-term investments	—	42,384	42,384
Accounts receivable	—	45,344	45,344
Total financial assets	5,805,809	87,728	5,893,537

Financial liabilities
Accounts payable and accrued liabilities	—	1,607,303	1,607,303
Total financial liabilities	—	1,607,303	1,607,303

June 30, 2019	Level 1	Level 2	Total
Financial assets
Cash and cash equivalents	9,837,213	—	9,837,213
Short-term investments	—	3,946,736	3,946,736
Accounts receivable	—	64,940	64,940
Total financial assets	9,837,213	4,011,676	13,848,889

Financial liabilities
Accounts payable and accrued
liabilities	—	1,194,211	1,194,211
Total financial liabilities	—	1,194,211	1,194,211

a)	Market Risk:

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of four types of risk: foreign currency risk, interest rate risk, commodity price risk and equity price risk. The Company does not currently have significant commodity price risk or equity price risk.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

15.	FINANCIAL RISK MANAGEMENT (cont’d)

a)	Market Risk (cont’d):

Foreign Currency Risk:

Foreign currency risk is the risk that the future cash flows or fair value of the Company’s financial instruments that are denominated in a currency that is not the Company’s functional currency (C$) will fluctuate due to changes in foreign exchange rates. Portions of the Company’s cash and cash equivalents and accounts payable and accrued liabilities are denominated in U.S. dollars. Accordingly, the Company is exposed to fluctuations in the U.S. and Canadian dollar exchange rates.

As at June 30, 2020, the Company has a net excess of U.S. dollar denominated cash and cash equivalents in excess of U.S. dollar denominated accounts payable and accrued liabilities of U.S.$847,219 which is equivalent to C$1,154,590 at the June 30, 2020 exchange rate. The U.S. dollar financial assets generally result from holding U.S. dollar cash to settle anticipated near-term accounts payable and accrued liabilities denominated in U.S. dollars. The U.S. dollar financial liabilities generally result from purchases of supplies and services from suppliers from outside of Canada.

Each change of 1% in the U.S. dollar in relation to the Canadian dollar results in a gain or loss, with a corresponding effect on cash flows, of $8,472 based on the June 30, 2020 net U.S. dollar assets (liabilities) position. During the year ended June 30, 2020, the Company recorded foreign exchange gain of $45,912 (June 30, 2019 – loss of $33,888).

As at June 30, 2020, the Company has a net excess of Euros denominated accounts payable and accrued liabilities in excess of Euros denominated cash and cash equivalents of €49,345 which is equivalent to U.S.$55,417 at the June 30, 2020 exchange rate. The Euros financial assets generally result from holding Euros cash to settle anticipated near-term accounts payable and accrued liabilities denominated in Euros. The Euros financial liabilities generally result from purchases of supplies and services from suppliers from outside of Canada.

Each change of 1% in the Euros in relation to the Canadian dollar results in a gain or loss, with a corresponding effect on cash flows, of $554 based on the June 30, 2020 net Euros assets (liabilities) position. During the year ended June 30, 2020, the Company recorded a foreign exchange gain of $36,275 (June 30, 2019 – gain of $Nil).

Interest Rate Risk:

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at June 30, 2020, holdings of cash and cash equivalents of $4,307,407 (June 30, 2019—$2,340,795) are subject to floating interest rates. In addition, the Company held fixed rate guaranteed investment certificates, cashable within ninety days of purchase, with a book value of $Nil (June 30, 2019 – $7,268,373). The balance of the Company’s cash holdings of $1,498,402 (June 30, 2019—$228,045 ) are non-interest bearing.

As at June 30, 2020, the Company held short-term investments in the form of fixed rate guaranteed investment certificates, with terms of 6 to 12 months, with a face value of $Nil (June 30, 2019—$3,820,585) and variable rate guaranteed investment certificates, with one-year terms, with face value of $42,193 (June 30, 2019—$43,937).

INMED PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2020 AND 2019
(Expressed in U.S. Dollars)

15.	FINANCIAL RISK MANAGEMENT (cont’d)

a)	Market Risk (cont’d):

The Company’s current policy is to invest excess cash in guaranteed investment certificates or interest-bearing accounts of major Canadian chartered banks or credit unions with comparable credit ratings. The Company regularly monitors compliance to its cash management policy.

The Company, as at June 30, 2020, does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents and short-term investments held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

b)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or a counter party to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents and short-term investments are maintained with financial institutions of reputable credit and may be redeemed upon demand.

The carrying amount of financial assets represents the maximum credit exposure. Credit risk exposure is limited through maintaining cash and cash equivalents and short-term investments with high-credit quality financial institutions and management considers this risk to be minimal for all cash and cash equivalents and short-term investments assets based on changes that are reasonably possible at each reporting date.

c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. As at June 30, 2020, the Company has cash and cash equivalents and short-term investments of $5,848,193 (June 30, 2019—$13,783,949), current liabilities of $1,676,268 (June 30, 2019—$1,194,211) and a working capital surplus of $4,636,189 (June 30, 2019—$12,978,873).

16.	TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the year ended June 30, 2020 and 2019.

Unaudited Condensed Consolidated Interim Financial Statements of

InMed Pharmaceuticals Inc.

For the Three and Nine Months Ended March 31, 2021 and 2020

Suite 310 – 815 West Hastings Street

Vancouver, BC, Canada, V6C 1B4

Tel: +1-604-669-7207

InMed Pharmaceuticals Inc.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (unaudited)
As at March 31, 2021 and June 30, 2020
Expressed in U.S. Dollars

		March 31,	June 30,
	Note	2021	2020
		$	$
ASSETS
Current
Cash and cash equivalents		9,454,113	5,805,809
Short-term investments		45,765	42,384
Accounts receivable		70,300	45,344
Prepaids and other assets		1,326,526	418,920
Total current assets		10,896,704	6,312,457

Non-Current
Property and equipment, net	3	347,892	403,485
Intangible assets, net	4	1,085,748	1,086,655
Other assets		14,655	-
Total Assets		12,344,999	7,802,597

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payables and accrued liabilities	5	1,635,477	1,607,303
Current portion of lease obligations	9	78,818	68,965
Total current liabilities		1,714,295	1,676,268

Non-current
Lease obligations	9	216,234	248,011
Total Liabilities		1,930,529	1,924,279

Shareholders' Equity
Common shares, no par value, unlimited authorized shares: 8,050,707 (June 30, 2020 - 5,220,707) issued and outstanding	7	60,587,417	53,065,240
Additional paid-in capital	7, 8	21,292,201	17,764,333
Accumulated deficit		(71,593,717)	(64,649,381)
Accumulated other comprehensive income (loss)		128,569	(301,874)
Total Shareholders' Equity		10,414,470	5,878,318
Total Liabilities and Shareholders' Equity		12,344,999	7,802,597

Commitments and Contingencies (Note 12)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

InMed Pharmaceuticals Inc.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (unaudited)
For the three and nine months ended March 31, 2021 and 2020
Expressed in U.S. Dollars

		Three Months Ended March 31		Nine Months Ended March 31
	Note	2021	2020	2021	2020
		$	$	$	$
Operating Expenses
Research and development and patents		1,772,593	1,274,913	3,621,697	4,843,656
General and administrative		1,333,725	902,289	2,918,067	2,661,545
Amortization and depreciation	3, 4	27,421	27,113	92,218	85,572
Total operating expenses		3,133,739	2,204,315	6,631,982	7,590,773

Other Income (Loss)
Interest income		3,797	26,330	11,192	125,231
Finance expense		-	-	(360,350)	-
Unrealized gain on derivative warrants liability	6	-	-	242,628	-
Foreign exchange gain (loss)		28,467	153,927	(205,824)	142,677
Net loss for the period		(3,101,475)	(2,024,058)	(6,944,336)	(7,322,865)

Other Comprehensive Loss
Foreign currency translation (loss) gain		-	(717,510)	430,443	(685,834)
Total comprehensive loss for the period		(3,101,475)	(2,741,568)	(6,513,893)	(8,008,699)

Net loss per share for the year
Basic and diluted	10	(0.41)	(0.39)	(1.11)	(1.40)
Weighted average outstanding common shares
Basic and diluted	10	7,549,040	5,220,707	6,277,824	5,220,707

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

InMed Pharmaceuticals Inc.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)
For the three and nine months ended March 31, 2021 and 2020
Expressed in U.S. Dollars

						Accumulated
						Other
						Comprehensive
				Additional Paid-in	Accumulated	Income (Loss) - Foreign
	Note	Common Shares		Capital	Deficit	Exchange	Total
		#	$	$	$	$	$
Balance June 30, 2019		5,220,707	53,065,240	16,769,932	(55,710,232)	117,964	14,242,904
Activity for the six months to December 31, 2019
Loss and comprehensive loss for the period		-	-	-	(5,298,807)	31,676	(5,267,131)
Share-based compensation	8	-	-	634,436	-	-	634,435
Balance December 31, 2019		5,220,707	53,065,240	17,404,367	(61,009,039)	149,640	9,610,208
Activity for the three months to March 31, 2020
Loss and comprehensive loss for the period		-	-	-	(2,024,058)	(717,510)	(2,741,568)
Share-based compensation	8	-	-	203,869	-	-	203,869
Activity for the nine months to March 31, 2020		-	-	834,304	(7,322,865)	(685,834)	(7,170,395)
Balance March 31, 2020		5,220,707	53,065,240	17,608,236	(63,033,097)	(567,870)	7,072,509

						Accumulated
						Other
						Comprehensive
				Additional Paid-in	Accumulated	Income (Loss) - Foreign
	Note	Common Shares		Capital	Deficit	Exchange	Total
		#	$	$	$	$	$
Balance June 30, 2020		5,220,707	53,065,240	17,764,333	(64,649,381)	(301,874)	5,878,318
Activity for the six months to December 31, 2020
Public offering	7	1,780,000	6,052,000	-	-	-	6,052,000
Share issuance costs	7	-	(1,109,128)	-	-	-	(1,109,128)
Loss and comprehensive income for the period		-	-	-	(3,842,861)	430,443	(3,412,418)
Share-based compensation	8	-	-	182,041	-	-	182,041
Balance December 31, 2020		7,000,707	58,008,112	17,946,374	(68,492,242)	128,569	7,590,813
Activity for the three months to March 31, 2021
Private placement	7	1,050,000	2,917,157	1,545,343	-	-	4,462,500
Reclassification of warrants	6, 7	-	-	1,763,980	-	-	1,763,980
Share issuance costs		-	(337,852)	(170,798)	-	-	(508,650)
Loss for the period		-	-	-	(3,101,475)	-	(3,101,475)
Share-based compensation	8	-	-	207,302	-	-	207,302
Activity for the nine months to March 31, 2021		2,830,000	7,522,177	3,527,868	(6,944,336)	430,443	4,536,152
Balance March 31, 2021		8,050,707	60,587,417	21,292,201	(71,593,717)	128,569	10,414,470

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

InMed Pharmaceuticals Inc.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (unaudited)
For the nine months ended March 31, 2021 and 2020
Expressed in U.S. Dollars

	Note	2021	2020
Cash provided by (used in):		$	$

Operating Activities
Net loss for the period		(6,944,336)	(7,322,865)
Items not requiring cash:
Amortization and depreciation	3, 4	92,218	85,572
Share-based compensation	8	389,343	838,304
Non-cash lease expense		88,620	63,130
Loss on disposal of assets		-	2,331
Received interest income on short-term investments		159	80,819
Unrealized gain on derivative warrants liability	6	(242,628)	-
Unrealized gain on foreign exchange		(571)	-
Payments on lease obligations		(66,537)	(48,865)
Finance expense		360,350	-
Changes in non-cash working capital:			-
Prepaids and other assets		(1,192,936)	72,428
Other non-current assets		(14,161)	-
Accounts receivable		(18,183)	29,704
Accounts payable and accrued liabilities		(235,892)	223,369
Total cash used in operating activities		(7,784,554)	(5,976,073)

Investing Activities
Maturity of short-term investments		-	3,876,269
Purchase of short-term investments		-	(43,619)
Proceeds on disposal of property and equipment		-	546
Purchase of property and equipment		-	(43,496)
Total cash provided by investing activities		-	3,789,700

Financing Activities
Shares issued for cash	7	12,472,500	-
Share issuance costs		(1,534,602)	-
Total cash provided by financing activities		10,937,868	-
Effects of foreign exchange on cash and cash equivalents		494,960	(682,210)
Increase (decrease) in cash during the period		3,648,304	(2,868,583)
Cash and cash equivalents beginning of the period		5,805,809	9,837,213
Cash and cash equivalents end of the period		9,454,113	6,968,630

See note 11 for Non-Cash Transactions

The accompanying notes form an integral part of these condensed consolidated interim financial statements

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

1.	CORPORATE INFORMATION AND CONTINUING OPERATIONS

InMed Pharmaceuticals Inc. (“InMed” or the “Company”) was incorporated in the Province of British Columbia on May 19, 1981 under the Business Corporations Act of British Columbia. InMed is a clinical stage pharmaceutical company specializing in the research and development of novel, cannabinoid-based therapies and a system for the manufacturing of pharmaceutical-grade cannabinoids.

The Company’s shares are listed on the on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “INM”). InMed’s corporate office and principal place of business is located at #310 – 815 West Hastings Street, Vancouver, B.C., Canada, V6C 1B4.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the condensed consolidated interim financial statements are issued.

Through March 31, 2021, the Company has funded its operations primarily with proceeds from the sale of common stock. The Company has incurred recurring losses and negative cash flows from operations since its inception, including net losses of $6.9 million and $7.3 million for the nine months ended March 31, 2021 and 2020, respectively. In addition, the Company had an accumulated deficit of $71.6 million as of March 31, 2021. The Company expects to continue to generate operating losses for the foreseeable future.

As of the issuance date of these condensed consolidated interim financial statements, the Company expects its cash and cash equivalents of $9.5 million as of March 31, 2021 will be sufficient to fund its operating expenses and capital expenditure requirements into the second quarter of fiscal 2022. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. As a result, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued.

The Company expects to continue to seek additional funding through equity financings, debt financings or other capital sources, including collaborations with other companies, government contracts or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s existing stockholders.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its commitments, realize its assets and discharge its liabilities in the normal course. These condensed consolidated interim financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These unaudited condensed consolidated interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2020 annual consolidated financial statements under generally accepted accounting principles as applied in the United States (“US GAAP”) except for new standards, interpretations and amendments mandatorily effective for the first time from July 1, 2020.

Prior to January 1, 2021, the Company’s functional currency was the Canadian dollar and its presentation currency was the U.S. dollar. During the quarter, the Company reassessed its functional currency and determined that its functional currency changed from the Canadian dollar to the U.S. dollar based on management’s analysis of the changes in the primary economic environment in which the Company operates. The change in functional currency is accounted for prospectively from January 1, 2021 and prior year financial statements have not been restated for the change in functional currency. As a result of the functional currency change, the Company reclassified the value of the derivative warrants liability to additional paid-in capital (see Note 6).

For periods prior to January 1, 2021, the effects of exchange rate fluctuations on translating foreign currency monetary assets and liabilities into Canadian dollars were included in the statement of operations and comprehensive loss as foreign exchange gain/loss. Revenue and expense transactions were translated into the U.S. dollar reporting currency at the average exchange rate during the period, and assets and liabilities were translated at end of period exchange rates, except for equity transactions, which were translated at historical exchange rates. Translation gains and losses from the application of the U.S. dollar as the reporting currency while the Canadian dollar was the functional currency are included as part of the cumulative foreign currency translation adjustment, which is reported as a component of shareholders’ equity under accumulated other comprehensive loss.

For periods commencing January 1, 2021, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Opening balances related to non-monetary assets and liabilities are based on prior period translated amounts, and non-monetary assets and non-monetary liabilities incurred after January 1, 2021 are translated at the approximate exchange rate prevailing at the date of the transaction. Revenue and expense transactions are translated at the approximate exchange rate in effect at the time of the transaction. Foreign exchange gains and losses are included in the statement of operations and comprehensive loss as foreign exchange gain (loss).

(b)	Use of Estimates

The preparation of financial statements in compliance with US GAAP requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. In the future, actual experience may differ from these estimates and assumptions. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these condensed consolidated interim financial statements are the estimate of useful life of intangible assets, the application of the going concern assumption, the impairment assessment for long-lived assets, and determining the fair value of share-based payments and warrants.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Use of Estimates (cont’d)

On March 11, 2020 the COVID-19 outbreak was declared a pandemic by the World Health Organization. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. Management uses judgment to assess the impact of the pandemic on the Company’s ability to obtain debt and equity financing in the future and impairment in the value of its long-lived assets. The Company determined that there is not a significant impact on its operations during the nine months ended March 31, 2021.

(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries, including inactive subsidiaries: Biogen Sciences Inc., Sweetnam Consulting Inc., and InMed Pharmaceutical Ltd. A subsidiary is an entity that the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All inter-company transactions and balances including unrealized income and expenses arising from intercompany transactions are eliminated in preparing these condensed consolidated interim financial statements.

(d)	Derivative financial instruments

The Company generally does not use derivative instruments to hedge exposures to cash-flow or market risks; however, certain warrants to purchase common stock that do not meet the requirements for classification as equity are classified as liabilities with attributable transaction costs recognized in the condensed consolidation interim statement of operations and comprehensive loss. Such financial instruments are initially recorded at fair value with subsequent changes in fair value charged (credited) to operations in each reporting period. If these instruments subsequently meet the requirements for classification as equity, the Company reclassifies the fair value to equity.

(e)	New Standards Applicable in the Reporting Period

i)	Credit losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), and subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05 and ASU 2019-10 (collectively Topic 326), requires companies to measure credit losses on financial instruments measured at amortized cost applying an “expected credit loss” model based upon past events, current conditions and reasonable and supportable forecasts that affect collectability. Previously, companies applied an “incurred loss’ model for recognizing credit losses. This standard is effective for fiscal years beginning after December 14, 2019. The Company adopted this standard from July 1, 2020, which did not have a significant impact on the condensed consolidated interim financial statements.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(e)	New Standards Applicable in the Reporting Period (cont’d)

ii)	Fair Value Measurement

In August 2018, the FASB issued ASU 2018–13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements as part of its disclosure framework project. The Company adopted ASU 2018-13 from July 1, 2020, which did not have a significant impact on the condensed consolidated interim financial statements.

iii)	Collaborative Arrangements

In November 2018, the FASB issued ASU 2018–18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This ASU provides guidance that clarifies when certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer, and amends ASC 808 to refer to the unit-of-account guidance in ASC 606. The guidance specifically precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The Company adopted ASU 2018-18 on July 1, 2020, which did not have a significant impact on the condensed consolidated interim financial statements.

3.	PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	March 31, 2021	June 30, 2020
	$	$
Right-of-Use Asset (lease)	446,780	417,405
Equipment	67,277	62,853
Leasehold Improvements	42,986	40,160
Property and equipment	557,043	520,418
Less: accumulated depreciation	(209,151)	(116,933)
Property and equipment, net	347,892	403,485

Depreciation expense on property, equipment and leasehold improvements for the three and nine months ended March 31, 2021 was $3,633 and $16,546 (2020 - $26,870 and $68,695, respectively). Depreciation expense related to the Right-of-Use Asset for the three and nine months ended March 31, 2021 of $22,327 and $65,506 (2020 - $21,148 and $49,924) and was recorded in general and administrative expenses.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

4.	INTANGIBLE ASSETS, NET

Intangible assets consist of:

	March 31, 2021	June 30, 2020
	$	$
Intellectual property	1,736,420	1,622,255
Less: accumulated amortization	(650,672)	(535,600)
Intangible assets, net	1,085,748	1,086,655

The acquired intellectual property is recorded at cost and is amortized on a straight-line basis over an estimated useful life of 18 years net of any accumulated impairment losses. As at March 31, 2021, the acquired intellectual property has an estimated remaining useful life of approximately 11 years.

Amortization expense on intangible assets for the three and nine months ended March 31, 2021 was $23,788 and $75,672 (2020- $21,391 and $66,801). Based upon the intangible assets held as at March 31, 2021, the Company expects amortization expense to be incurred over the next five years as follows:

$

2021	96,467
2022	96,467
2023	96,467
2024	96,467
2025	96,467
482,335

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	March 31, 2021	June 30, 2020
	$	$
Trade payables	795,343	706,516
Accrued research and development expenses	192,063	193,119
Employee compensation, benefits and related accruals	582,502	536,231
Accrued general and administrative expenses	65,569	171,437
Accounts payable and accrued liabilities	1,635,477	1,607,303

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

6.	DERIVATIVE WARRANTS LIABILITY

The warrants issued as part of the November 16, 2020 public offering of common shares and common share purchase warrants (see Note 7), in accordance with ASC Topic 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging, are derivative warrant liabilities given the currency of the exercise price is different from the Company’s functional currency.

At inception, the derivative is measured, using the Black-Scholes pricing model, at fair value with subsequent changes in fair value recognized in unrealized gain or loss on derivative warrants liability.

On January 1, 2021, the Company’s functional currency changed from the Canadian dollar to the U.S. dollar. As a result of the change in functional currency, the Company re-evaluated the treatment of the derivative warrants liability and determined it should be classified as an equity instrument. The Company reclassified the value of the derivative warrants liability at January 1, 2021 to additional paid-in capital.

The reconciliation of changes in fair value for the three- and nine-month periods ended March 31, 2021 is presented in the following table:

Three and Nine Months ended March 31, 2021

Derivative warrants liability, July 1, 2020	-
Fair value of warrants issued	1,958,000
Unrealized gain included in net loss	(242,628)
Translation effect	48,608
Derivative warrants liability, December 31, 2020	1,763,980
Reclassification upon change of functional currency	(1,763,980)
Derivative warrants liability, March 31, 2021	-

7.	SHARE CAPITAL AND RESERVES

a)	Authorized

As at March 31, 2021, the Company’s authorized share structure consisted of: (i) an unlimited number of common shares without par value; and (ii) an unlimited number of preferred shares without par value. No preferred shares were issued and outstanding as at March 31, 2021 and June 30, 2020.

The Company may issue preferred shares and may, at the time of issuance, determine the rights, preference and limitations pertaining to these shares. Holders of preferred shares may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of common shares.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

7.	SHARE CAPITAL AND RESERVES (cont’d)

b)	Common Shares

During the nine months ended March 31, 2021, the Company completed the following:

Transaction Description	Number	Issue Price	Total
Public offering	1,780,000	$4.50	$8,010,000
Allocated to Additional Paid-in Capital			(1,958,000)
			6,052,000
Share issuance costs	-	$-	$(1,109,128)

Transaction Description	Number	Issue Price	Total
Private placement	1,050,000	$4.25	$4,462,500
Allocated to Additional Paid-in Capital			(1,545,343)
			2,917,157
Share issuance costs	-	$-	$(337,852)

On November 16, 2020, the Company closed a public offering of its common shares and issued an aggregate of 1,780,000 common shares, together with accompanying warrants, for gross proceeds of $8,010,000. Each common share was sold in the offering with one warrant to purchase one common share. Transaction costs were allocated proportionally between the common shares and the derivative warrants liability (see Note 6) with $1,109,128 allocated to common shares and charged to shareholders’ equity and the balance of $360,350 allocated to the warrants and charged to operations.

On February 12, 2021, the Company closed a private placement of its common shares and issued an aggregate of 1,050,000 common shares, together with accompanying warrants, for gross proceeds of $4,462,500. Each common share was sold in the offering with a warrant to purchase 0.66 of a common share. Transaction costs were allocated proportionally between common shares and additional paid-in capital with $337,852 allocated to common shares and the balance of $170,798 allocated to additional paid-in capital and both charged to shareholders’ equity.

c)	Share Purchase Warrants

A total of 910,297 share purchase warrants issued in January 2018 and June 2018 expired in July 2019 and June 2020, respectively, and were exercisable in Canadian dollars (United States dollar amounts for exercise price and aggregate intrinsic value are calculated using prevailing rates as at June 30, 2020). Each warrant entitled the holders thereof the right to purchase one common share.

On November 16, 2020, 1,780,000 warrants were issued with an exercise price of $5.11 per share, were immediately exercisable upon issuance, and expire 6 years following the date of issuance.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

7.	SHARE CAPITAL AND RESERVES (cont’d)

c)	Share Purchase Warrants (cont’d)

On February 12, 2021, 693,000 warrants were issued with an exercise price of $4.85 per share, are exercisable 6 months following issuance, and expire 5.5 years following the date of issuance.

The following is a summary of changes in share purchase warrants from July 1, 2019 to March 31, 2021:

	Number	Weighted Average Share Price	Weighted Average Share Price	Aggregate Intrinsic Value	Aggregate Intrinsic Value
	#	C$	US$	C$	US$

Balance as at June 30, 2019	910,297	$41.25	$31.52	-	-
Expired	(910,297)	$41.25	$31.52
Balance as at June 30, 2020	-	-	-	-	-
Granted	1,780,000	-	$5.11	-	-
Balance as at December 31, 2020	1,780,000	-	$5.11	-	-
Granted	693,000	-	$4.85	-	-
Balance as at March 31, 2021	2,473,000	-	$5.04	-	-

d)	Agents’ Warrants

There are no agents’ warrants outstanding at March 31, 2021 and June 30, 2020.

8.	SHARE-BASED PAYMENTS

a)	Option Plan Details

On March 24, 2017, as amended on November 20, 2020, the Company’s shareholders approved: (i) the adoption of a new stock option plan (the “Plan”) pursuant to which the Board of Directors may, from time to time, in its discretion and in accordance with the requirements of the TSX, grant to directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed twenty percent (20%) of the issued and outstanding common shares at the date the options are granted (on a non-diluted and rolling basis); and (ii) the application of the new stock option plan to all outstanding stock options of the Company that were granted prior to March 24, 2017 under the terms of the Company’s previous stock option plan.

As at March 31, 2021, there were 718,620 (June 30, 2020 – 455,507) options available for future allocation pursuant to the terms of the Plan. The option price under each option shall be not be less than the closing price on the day prior to the date of grant. All options vest upon terms as set by the Board of Directors, either over time, typically 12 to 36 months, or upon the achievement of certain corporate milestones.

Stock options are granted with Canadian dollar exercise prices (United States dollar amounts for weighted average exercise prices and aggregate intrinsic value are calculated using prevailing rates as at March 31, 2021). The following is a summary of changes in outstanding options from July 1, 2019 to March 31, 2021:

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

8.	SHARE-BASED PAYMENTS (cont’d)

a)	Option Plan Details (cont’d)

	Number	Weighted Average Exercise Price	Weighted Average Exercise Price
		C$	US$
Balance as at June 30, 2019	599,090	17.64	13.48
Granted	52,728	8.78	6.44
Expired/Forfeited	(63,183)	37.39	27.43
Balance as at June 30, 2020	588,635	14.73	10.81
Granted	339,250	3.85	3.06
Expired/Forfeited	(36,364)	8.20	6.52
Balance as at March 31, 2021	891,521	10.85	8.63

b)	Fair Value of Options Issued During the Period

i)	The weighted average fair value at grant date of options granted during the nine months ended March 31, 2021 was C$2.52 per option (year ended June 30, 2020 - C$6.08). Assumptions used for options granted during the nine months ended March 31, 2021 included a weighted average risk-free interest rate of 0.25% (year ended June 30, 2020 – 1.51%), weighted average expected life of 3.2 years calculated using the Simplified Method for directors, officers and employees and the contractual life for consultants (year ended June 30, 2020 – 3.3 years), weighted average volatility factor of 106.43% (year ended June 30, 2020 – 110.08%), weighted average dividend yield of 0% (year ended June 30, 2020 – 0%) and a 5% forfeiture rate (year ended June 30, 2020 – 5%).

ii)	Expenses Arising from Share-based Payment Transactions

Total expenses arising from share-based payment transactions recognized during the three and nine months ended March 31, 2021 were $207,302 and $389,343 (2020 - $203,869 and $838,304). Unrecognized compensation cost at March 31, 2021 related to unvested options was $527,122 which will be recognized over a weighted-average vesting period of 1.6 years.

9.	LEASE OBLIGATIONS

On commencement of the lease for the Company’s new offices premises on July 1, 2019, the Company recognized right-of-use assets of $434,660 and a lease liability of $385,057 with no net impact on accumulated deficit. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at July 1, 2019 of 8%.

The following table lists the Company’s operating lease obligations recognized on commencement of the lease for the Company’s new offices premises at July 1, 2019.

Lease obligations recognized as at July 1, 2019	$385,057
Discounted using the incremental borrowing rate at July 1, 2019	8%
Estimated annual variable lease payments not included in lease obligations	$59,983

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

9.	LEASE OBLIGATIONS (cont’d)

The Company is committed to minimum lease payments as follows:

Maturity Analysis	March 31, 2021
Less than one year	$158,158
One to five years	430,601
More than five years	-
Total undiscounted lease liabilities	$588,759	(1)

(1)	Excludes estimated variable operating costs of $62,423 on an annual basis through to August 31, 2024.

10.	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share amounts are calculated by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. As the outstanding stock options and warrants are anti-dilutive, they are excluded from the weighted average number of common shares in the table below.

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2021	2020	2021	2020
	$	$	$	$
Net loss for the period	(3,101,475)	(2,024,058)	(6,944,336)	(7,322,865)
Basic and diluted loss per share	(0.41)	(0.39)	(1.11)	(1.40)
Weighted average number of common shares - basic and diluted	7,549,040	5,220,707	6,277,824	5,220,707

11.	NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on cash flows are excluded from the statements of cash flows. During the nine months ended March 31, 2021, the following transaction was excluded from the statement of cash flows:

i)	As at March 31, 2021, the Company has unpaid financing costs of $138,927.

During the nine months ended March 31, 2020, the following transaction was excluded from the statement of cash flows:

ii)	On January 14, 2019, the Company executed a lease for new office premises (see Note 9). The term of this new lease is from July 1, 2019 to August 31, 2024. In accordance with Topic 842 Leases, on commencement of the lease on July 1, 2019, the Company recognized right-of-use assets of $434,660 and a lease liability of $385,057.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

12.	COMMITMENTS AND CONTINGENCIES

Pursuant to the terms of agreements with various contract research organizations, as at March 31, 2021, the Company is committed for contract research services and materials at a cost of approximately $4,230,884. A total of $4,208,745 of these expenditures are expected to occur in the twelve months following March 31, 2021 and the balance of $22,139 in the following twelve-month period.

Pursuant to the terms of a May 31, 2017 Technology Assignment Agreement between the Company and the University of British Columbia (“UBC”), the Company is committed to pay royalties to UBC on certain licensing and royalty revenues received by the Company for biosynthesis of certain drug products that are covered by the agreement. To date, no payments have been required to be made.

Pursuant to the terms of a December 13, 2018 Collaborative Research Agreement with UBC in which the Company owns all right, title and interest in and to any intellectual property, in addition to funding research at UBC, the Company is committed to make a one-time payment upon filing of any PCT patent application arising from the research. To date, no payments have been required to be made.

Pursuant to the terms of a November 1, 2018 Contribution Agreement with National Research Council Canada, as represented by its Industrial Research Assistance Program (NRC-IRAP), under certain circumstances contributions received, including the disposition of the underlying intellectual property developed in part with NRC-IRAP contributions, may become repayable.

Short-term investments include guaranteed investment certificates with a face value of $45,724 (June 30, 2020 - $42,193) that are pledged as security for a corporate credit card.

The Company has entered into certain agreements in the ordinary course of operations that may include indemnification provisions, which are common in such agreements. In some cases, the maximum amount of potential future indemnification is unlimited; however, the Company currently holds commercial general liability insurance. This insurance limits the Company’s liability and may enable the Company to recover a portion of any future amounts paid. Historically, the Company has not made any indemnification payments under such agreements and it believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

In July 2020, in connection with the IPO of our common shares, two inadvertent disclosures of already publically available information were made that may have exceeded the scope permissible under Rule 134 of the Securities Act of 1933, and thus may not be entitled to the "safe-harbor" provided by Rule 134. As a result, either of the two inadvertent disclosures could be determined to not be in compliance for a registered securities offering under Section 5 of the Securities Act of 1933. If either of the two inadvertent disclosures are determined by a court to be a violation by the Company of the Securities Act of 1933, the recipients of the inadvertent disclosures who purchased our common shares in the IPO may have a rescission right, which could require the Company to repurchase those shares at their original purchase price with interest or a claim for damages if the purchaser no longer owns the securities, for one year following the date of the violation. The Company could also incur considerable expense if it were to contest any such claims. Consequently, a contingent liability may arise out of this possible violation of the Securities Act of 1933. The likelihood and magnitude of this contingent liability, if any, is not determinable at this time.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

12.	COMMITMENTS AND CONTINGENCIES (cont’d)

Pursuant to a technology licensing agreement, the Company is committed to issue, subject to regulatory approval, up to 17,500 warrants to purchase 17,500 common shares upon the achievement of certain milestones. The exercise price of the warrants will be equal to the five-day VWAP of the common shares prior to each milestone achievement and the warrants will be exercisable for a period of three years for issuance date.

From time to time, the Company may be subject to various legal proceedings and claims related to matters arising in the ordinary course of business. The Company does not believe it is currently subject to any material matters where there is at least a reasonable possibility that a material loss may be incurred.

13.	FINANCIAL RISK MANAGEMENT

Fair value:

Fair value measurements recognized in the condensed consolidated balance sheets must be categorized in accordance with the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities and derivative warrants liability.

The fair values of short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these instruments. Cash and cash equivalents are measured at fair value using Level 1 inputs. The Company measured its derivative warrant liabilities at fair value on a recurring basis using level 3 inputs. The fair value of derivative warrant liabilities is determined using the Black-Scholes valuation model. The following assumptions were used to value the derivative warrant liabilities issued November 16, 2020; exercise price: $5.11; expected risk free interest rate: 0.45%; expected annual volatility; 46.32% expected life in years: 6.0; and expected annual dividend yield: $Nil. Subsequently, the following assumptions were used to value the derivative warrant liabilities at December 31, 2020; exercise price: $5.11; expected risk free interest rate: 0.45%; expected annual volatility: 45.32%; expected life in years: 5.9; and expected annual dividend yield: $Nil.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

13.	FINANCIAL RISK MANAGEMENT (cont’d)

The following table summarizes the classification and carrying values of the Company’s financial instruments at March 31, 2021 and June 30, 2020:

March 31, 2021	Level 1	Level 2	Total

Financial assets
Cash and cash equivalents	9,454,113	-	9,454,113
Short-term investments	-	45,765	45,765
Accounts receivable	-	70,300	70,300
Total financial assets	9,454,113	116,065	9,570,178

Financial liabilities
Accounts payable and accrued liabilities	-	1,635,477	1,635,477
Total financial liabilities	-	1,635,477	1,635,477

June 30, 2020	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	5,805,809	-	-	5,805,809
Short-term investments	-	42,384	-	42,384
Accounts receivable	-	45,344	-	45,344
Total financial assets	5,805,809	87,728	-	5,893,537
Financial liabilities
Accounts payable and accrued liabilities	-	1,607,303	-	1,607,303
Total financial liabilities	-	1,607,303	-	1,607,303

a)	Market Risk:

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of four types of risk: foreign currency risk, interest rate risk, commodity price risk and equity price risk. The Company does not currently have significant commodity price risk or equity price risk.

Foreign Currency Risk:

Foreign currency risk is the risk that the future cash flows or fair value of the Company’s financial instruments that are denominated in a currency that is not the Company’s functional currency (U.S. dollar) will fluctuate due to changes in foreign exchange rates. Portions of the Company’s cash and cash equivalents and accounts payable and accrued liabilities are denominated in Canadian dollars.

Accordingly, the Company is exposed to fluctuations in the Euro and Canadian dollar exchange rates.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

13.	FINANCIAL RISK MANAGEMENT (cont’d)

a)	Market Risk (cont’d):

Foreign Currency Risk (cont’d):

As at March 31, 2021, the Company has a net excess of Canadian dollar denominated cash and cash equivalents in excess of Canadian dollar denominated accounts payable and accrued liabilities of C$2,438,694 which is equivalent to US$1,939,249 at the March 31, 2021 exchange rate. The Canadian dollar financial assets generally result from holding Canadian dollar cash to settle anticipated near-term accounts payable and accrued liabilities denominated in Canadian dollars. The Canadian dollar financial liabilities generally result from purchases of supplies and services from suppliers in Canada.

Each change of 1% in the Canadian dollar in relation to the U.S. dollar results in a gain or loss, with a corresponding effect on cash flows, of $19,392 based on the March 31, 2021 net Canadian dollar assets (liabilities) position. During the nine months ended March 31, 2021, the Company recorded foreign exchange gain of $30,385 (March 31, 2020 – $Nil) related to Canadian dollars.

As at March 31, 2021, the Company has a net excess of Euros denominated accounts payable and accrued liabilities in excess of Euros denominated cash and cash equivalents of €20,346 which is equivalent to US$23,878 at the March 31, 2021 exchange rate. The Euros financial assets generally result from holding Euro denominated account holdings to settle anticipated near-term accounts payable and accrued liabilities denominated in Euros. The Euros financial liabilities generally result from purchases of supplies and services from suppliers from outside of Canada.

Each change of 1% in the Euro in relation to the U.S. dollar results in a gain or loss, with a corresponding effect on cash flows, of $239 based on the March 31, 2021 net Euro assets (liabilities) position. During the nine months ended March 31, 2021, the Company recorded a foreign exchange gain of $35,033 (March 31, 2020 – $1,678) related to Euros.

Interest Rate Risk:

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at March 31, 2021, holdings of cash and cash equivalents of $3,460,601 (June 30, 2020 - $4,307,407) are subject to floating interest rates. The balance of the Company’s cash holdings of $5,993,512 (June 30, 2020 - $1,498,402) are non-interest bearing.

As at March 31, 2021, the Company held variable rate guaranteed investment certificates, with one-year terms, with face value of $45,724 (June 30, 2020 - $42,193).

The Company’s current policy is to invest excess cash in guaranteed investment certificates or interest-bearing accounts of major Canadian chartered banks or credit unions with comparable credit ratings. The Company regularly monitors compliance to its cash management policy.

The Company, as at March 31, 2021, does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents and short-term investments held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

INMED PHARMACEUTICALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in U.S. Dollars)

13.	FINANCIAL RISK MANAGEMENT (cont’d)

b)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or a counter party to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents and short-term investments are maintained with financial institutions of reputable credit and may be redeemed upon demand.

The carrying amount of financial assets represents the maximum credit exposure. Credit risk exposure is limited through maintaining cash and cash equivalents and short-term investments with high-credit quality financial institutions and management considers this risk to be minimal for all cash and cash equivalents and short-term investments assets based on changes that are reasonably possible at each reporting date.

c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. As at March 31, 2021, the Company has cash and cash equivalents and short-term investments of $9,499,878 (June 30, 2020 - $5,848,193), current liabilities of $1,714,295 (June 30, 2020 - $1,676,268 ) and a working capital surplus of $9,182,409 (June 30, 2020 - $4,636,189).

8,072,654 Common Shares

PROSPECTUS

July 12, 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

Set forth below is an estimate (except in the case of the registration fee) of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the offered securities, other than underwriting discounts and commissions. The selling shareholder will not bear any portion of the below expenses.

SEC registration fee		$2,504.79
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*	These fees are calculated based on the number of issuances and amount of securities offered and accordingly cannot be estimated at this time.

Item 14. Indemnification of directors and officers

We are subject to the provisions of Part 5, Division 5 of the Business Corporations Act (British Columbia), or “BCBCA”. Under Section 160 of the BCBCA, we may, subject to Section 163 of the BCBCA:

1.	indemnify an individual who:

●	is or was a director or officer of our company;

●	is or was a director or officer of another corporation (i) at a time when such corporation is or was an affiliate of our company; or (ii) at our request, or

●	at our request, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, and including, subject to certain limited exceptions, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), against all eligible penalties to which the eligible party is or may be liable; and

2.	after final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, where:

●	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, and eligible proceeding.

●	“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

●	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Under Section 161 of the BCBCA, and subject to Section 163 of the BCBCA, we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the BCBCA, and subject to Section 163 of the BCBCA, we may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the proceeding, provided that we must not make such payments unless we first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under Section 163 of the BCBCA, the eligible party will repay the amounts advanced.

Under Section 163 of the BCBCA, we must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the BCBCA, as the case may be, if any of the following circumstances apply:

●	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, we were prohibited from giving the indemnity or paying the expenses by our memorandum or articles;

●	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, we are prohibited from giving the indemnity or paying the expenses by our memorandum or articles;

●	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of our company or the associated corporation, as the case may be; or

●	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of our company or by or on behalf of an associated corporation, we must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable, or pay the expenses of the eligible party under Sections 160, 161 or 162 of the BCBCA, as the case may be, in respect of the proceeding.

Under Section 164 of the BCBCA, and despite any other provision of Part 5, Division 5 of the BCBCA and whether or not payment of expenses or indemnification has been sought, authorized or declined under Part 5, Division 5 of the BCBCA, on application of our company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

●	order us to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

●	order us to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

●	order the enforcement of, or payment under, an agreement of indemnification entered into by us;

●	order us to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under Section 164 of the BCBCA; or

●	make any other order the court considers appropriate.

Section 165 of the BCBCA provides that we may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation.

Under our articles, and subject to the BCBCA, we must indemnify our directors, former directors or alternate directors and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with our company on the terms of the indemnity contained in our articles.

Under our articles, and subject to the BCBCA, we may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for us. We have entered into indemnity agreements with our directors and certain of our officers.

Pursuant to our articles, the failure of an eligible party to comply with the BCBCA or our articles does not, of itself, invalidate any indemnity to which he or she is entitled under our articles.

Under our articles, we may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

●	is or was our director, alternate director, officer, employee or agent;

●	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was our affiliate;

●	at our request, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or

●	at our request, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

●	against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

In addition, we have entered into an indemnification agreement with each of our directors and our Chief Financial Officer, which requires us to indemnify them.

Item 15. Recent sales of unregistered securities

In the three years preceding the filing of this registration statement, without giving effect to the June 30, 2020 Share Consolidation, we have issued the following securities that were not registered under the Securities Act of 1933:

●	On January 3, 2018, we completed a non-brokered private placement (“Jan-2018 Financing”) for 13,428,571 units (“Jan-2018 Units”), at a price of C$0.70 per Jan-2018 Unit for gross proceeds of C$9,400,000. Each Jan-2018 Unit consisted of one common share and one non-transferable share purchase warrant (a “Jan-2018 Warrant”). Each Jan-2018 Warrant was exercisable by the holder to acquire one additional common share at a price of C$1.25 for a period of eighteen (18) months expiring on July 3, 2019. Share issue costs from the sale of Jan-2018 Units of $1,200,847 is comprised of $496,040 in finders’ fees, the non-cash fair value of $554,183 for 433,556 warrants (“January-2018 Agent Warrants”) issued to finders and $150,624 of other transaction costs. The January-2018 Agent Warrants have identical terms as the January-2018 Warrants described above. Of the $496,040 in finders’ fees, $32,903 was settled on February 9, 2018 via the issuance of 35,718 common shares at the C$1.17 closing price on the date of issuance of these shares. The issuance of the securities was exempt from registration under the Securities Act as the securities were either issued outside the U.S. pursuant to Regulation S under the Securities Act or were issued to two U.S. purchasers pursuant to Regulation D under the Securities Act in that such sales did not involve a public offering. The finder’s fees paid in respect of sales to U.S. purchasers were paid to a registered broker-dealer.

●	On June 21, 2018, we completed a public offering in Canada (“June-2018 Financing”) of 16,611,244 units (“June-2018 Units”), at a price of C$0.90 per June-2018 Unit for gross proceeds of $11,232,247 (C$14,950,120). Each June-2018 Unit consists of one common share and one share purchase warrant (a “June-2018 Warrant”), or an aggregate of 16,611,244 full June-2018 Warrants. Each full June-2018 Warrant is exercisable by the holder to acquire one additional common share at a price of C$1.25 for a period of twenty-four (24) months expiring on June 21, 2020. The June-2018 Warrants trade on the TSX under the symbol “IN.WT”. The underwriter for this transaction was Eight Capital. Share issue costs from the sale of June-2018 Units of $1,499,625 is comprised of $748,128 in underwriter’s commission, the non-cash fair value of $415,626 for 1,106,397 warrants (“June-2018 Agent Warrants”) issued to the underwriter and $335,871 of other transaction costs. Each June-2018 Agent Warrant is exercisable in whole or in part at an exercise price of C$1.05 for a period of twenty-four (24) months expiring on June 21, 2020. The securities were exempt from registration under the Securities Act as they were issued outside the U.S. pursuant to Regulation S under the Securities Act.

●	During the year ending June 30, 2018, we issued an aggregate 5,895,775 common shares pursuant to the exercise of 8,232,095 share purchase warrants at a weighted average exercise price of C$0.44 per share. Included in the total number of share purchase warrants exercised were 3,710,984 share purchase warrants, with a weighted average exercise price of C$0.19 each, that were exercised for cash and 4,521,111 share purchase warrants with an exercise price of C$0.65 each that, pursuant to the terms of a May 31, 2017 financing, were exercised on a net cashless basis, based on the five-day volume-weighted average trading price of our common shares on the stock exchange that our common shares were trading on at that time (either the TSX or CSE) ending on the date immediately preceding the date of exercise. The exercise of these 4,521,111 share purchase warrants resulted in the issuance of 2,184,791 common shares but, as they were exercised on a net cashless basis, no cash was received. The securities were exempt from registration under the Securities Act as they were either issued outside the U.S. pursuant to Regulation S under the Securities Act or were issued to a total of eight U.S. purchasers, upon exercise of investor or agent warrants issued in either the July-2016 Financing or May-2017 Financing, pursuant to Section 4(a)(2) of the Securities Act in that such sales did not involve a public offering.

●	During the year ending June 30, 2018, we issued an aggregate 7,230,295 common shares pursuant to the exercise of 7,345,000 stock options at a weighted average exercise price of C$0.23 per share. Included in the total number of stock options exercised were 300,000 stock options with an exercise price of C$0.195 per share that, pursuant to the terms of a settlement agreement with the stock option holder, were exercised on a net cashless basis, based on the C$0.51 per common share closing price of our common shares on the CSE on the date immediately preceding the date of exercise. The exercise of these 300,000 stock options resulted in the issuance of 185,295 common shares. The securities were exempt from registration under the Securities Act as they were issued outside the U.S. pursuant to Regulation S under the Securities Act or pursuant to Rule 701 under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

●	During the year ending June 30, 2019, we issued an aggregate 7,564 common shares pursuant to the exercise of 35,000 share purchase warrants. The 35,000 share purchase warrants that were exercised had an exercise price of C$0.65 each and, pursuant to the terms of a May 31, 2017 financing, were exercised on a net cashless basis, based on the five-day volume-weighted average trading price of our common shares on the TSX ending on the date immediately preceding the date of exercise. The exercise of these 35,000 share purchase warrants resulted in the issuance of 7,564 common shares but, as they were exercised on a net cashless basis, no cash was received. The issuance of the securities was exempt from registration under the Securities Act as they were issued outside the U.S. pursuant to Regulation S under the Securities Act.

●	During the year ending June 30, 2019, we issued an aggregate 1,425,000 common shares pursuant to the exercise of 1,425,000 stock options at a weighted average exercise price of C$0.14 per share. The issuance of the securities was exempt from registration under the Securities Act as they were issued outside the U.S. pursuant to Regulation S under the Securities Act.

●	On February 12, 2021, we closed the Private Placement with 11 accredited institutional investors for approximately $4.5 million of units. We issued 1,050,000 common shares and warrants exercisable for 690,000 common shares. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act in that such sales did not involve a public offering.

●	On July 2, 2021, we closed the Private Placement with an accredited institutional investors for approximately $12 million of common shares and warrants. We issued 890,000 common shares and warrants exercisable for 7,182,654 common shares. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act in that such sales did not involve a public offering.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

Exhibit No.	Description of Exhibit
3.1†	Amended and Restated Articles

4.1*	Form of Series A Warrant

4.2*	Form of Pre-Funded Warrants

4.3	Form of Specific Common Share Certificate

5.1	Opinion of Norton Rose Fulbright Canada LLP

10.1***	InMed Pharmaceuticals Inc. 2017 Amended and Restated Stock Option Plan, as amended

10.2***	Form of Stock Option Agreement pursuant to the InMed Pharmaceuticals Inc. 2017 Amended and Restated Stock Option Plan

10.3	Amended and Restated Executive Employment Agreement, dated March 1, 2021, between Eric A. Adams and InMed Pharmaceuticals Inc.

10.4	Amended and Restated Executive Employment Agreement, dated March 1, 2021, between Eric Hsu and InMed Pharmaceuticals Inc.

10.5	Amended and Restated Executive Employment Agreement, dated March 1, 2021, between Alexandra Mancini and InMed Pharmaceuticals Inc.

10.6	Amended and Restated Executive Employment Agreement, dated March 1, 2021, between Michael Woudenberg and InMed Pharmaceuticals Inc.

10.7	Amended and Restated Executive Employment Agreement, dated March 1, 2021, between Bruce S. Colwill and InMed Pharmaceuticals Inc.

10.8†	Office Premises Lease, dated January 14, 2019, between InMed Pharmaceuticals Inc. and 815 West Hastings Ltd.

10.9†	Share Purchase Agreement, dated May 10, 2014, among Meridex Software Corporation, Biogen Sciences Inc. and the Shareholders of Biogen Sciences Inc.

10.10†	Section 85 Purchase and Sale Agreement, dated as of October 28, 2015, between Dr. Sazzad Hossain and InMed Pharmaceuticals Inc.

10.11†	Assignment of Intellectual Property, dated as of October 28, 2015, between Dr. Sazzad Hossain and InMed Pharmaceuticals Inc.

10.12†	Technology Assignment Agreement, dated as of May 31, 2017, between The University of British Columbia and InMed Pharmaceuticals Inc.

10.13†	Amendment No. 1 to Technology Assignment Agreement, dated as of May 31, 2017, between The University of British Columbia and InMed Pharmaceuticals Inc.

10.14**†	Collaborative Research Agreement, dated as of May 31, 2017, between The University of British Columbia and InMed Pharmaceuticals Inc.

10.15**†	Amended and Restated Collaborative Research Agreement, dated as of August 16, 2018, between The University of British Columbia and InMed Pharmaceuticals Inc.

10.16*	Form of Securities Purchase Agreement

10.17*	Form of Registration Rights Agreement

23.1	Consent of KPMG LLP, independent registered public accounting firm

23.2	Consent of Norton Rose Fulbright Canada LLP (included in opinion filed as Exhibit 5.1)

24.1	Powers of Attorney (included on signature page to this registration statement)

*	Filed as an Exhibit to the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2021.
**	Portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K.
***	Filed as an Exhibit to the Company’s Form S-8 filed with the SEC on March 5, 2021.
†	Filed as an Exhibit to the Company’s Form S-1 filed with the SEC on June 19, 2020.

(b) Financial Statement Schedules

None

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, InMed Pharmaceuticals Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on July 12, 2021.

INMED PHARMACEUTICALS INC.

By:	/s/ Eric A. Adams
Name:	Eric A. Adams
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Eric A. Adams and Bruce Colwill, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated and on July 12, 2021.

Signature	Title

/s/ Eric A. Adams	President, Chief Executive Officer and Director
Eric A. Adams	(Principal Executive Officer)

/s/ Bruce Colwill	Chief Financial Officer
Bruce Colwill	(Principal Financial Officer and Principal Accounting Officer)

/s/ William J. Garner	Director
William J. Garner	(Chairman of the Board of Directors)

/s/ Catherine A. Sazdanoff	Director
Catherine A. Sazdanoff

/s/ Adam Cutler	Director
Adam Cutler

/s/ Andrew Hull	Director
Andrew Hull

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of InMed Pharmaceuticals Inc. in the United States, on July 12, 2021.

CATHERINE SAZDANOFF

/s/ Catherine Sazdanoff
Catherine A. Sazdanoff